As confidentially submitted to the Securities and Exchange Commission on December 6, 2018.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lyft, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	20-8809830
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lyft, Inc.

185 Berry Street, Suite 5000

San Francisco, California 94107

(844) 250-2773

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Logan Green

Co-Founder and Chief Executive Officer

John Zimmer

Co-Founder and President

Lyft, Inc.

185 Berry Street, Suite 5000

San Francisco, California 94107

(844) 250-2773

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Katharine A. Martin Rezwan D. Pavri Lisa L. Stimmell Andrew T. Hill Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Kristin Sverchek David Le Kevin C. Chen Christopher M. Reilly Lyft, Inc. 185 Berry Street, Suite 5000 San Francisco, California 94107 (844) 250-2773	Richard A. Kline Anthony J. McCusker An-Yen E. Hu Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 (650) 752-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.00001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. Subject To Completion. Dated ( 2019. Shares lyA Lyft, Inc. Common Stock This is an initial public offering of shares of common stock of Lyft, Inc. Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $ and $ . We intend to apply to list the common stock on the under the symbol “LYFr We are an “emerging growth company” as that term is used in the jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the completion of this offering. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Initial public offering price Underwriting discount Proc-ds, before expense, to Lyft, Inc. (1) See the section titled Underwriting• for a description of the compensation payable to the underwriters. s s s Per share s s s Total To the extent that the underwriters sell more than shares of common stock, the underwriters have the option to purchase up to an additional shares from Lyft, Inc. at the initial public offering price less the underwriting discount. The underwriters expect to deliver the shares against payment in New York, New York, on or about ‘2019. J.P. Morgan Credit Suisse Jefferies UBS Investment Bank Stifel RBC Capital Markets KeyBanc Capital Markets

Through and including                 , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor any of the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Lyft,” “the company,” “we,” “us” and “our” in this prospectus refer to Lyft, Inc. and its consolidated subsidiaries.

LYFT, INC.

Our Mission

Improve people’s lives with the world’s best transportation.

Overview

Lyft started a movement to revolutionize transportation. In 2012, we launched our peer-to-peer marketplace for on-demand ridesharing and have continued to pioneer innovations aligned with our mission. Today, Lyft is one of the largest and fastest-growing multimodal transportation networks in the United States and Canada. To date, we have facilitated over one billion rides.

We believe that cities should be built for people, not cars. Mass car ownership in the twentieth century brought unprecedented freedom to individuals and spurred significant economic growth. However, in the process, city infrastructure became overwhelmingly devoted to cars. Roads and parking lots have replaced too much green space. Mass car ownership strains our cities and reduces the very freedom that cars once provided.

Car ownership has also economically burdened consumers. U.S. households spend more on transportation than on any expenditure other than housing.1 In the United States alone, consumers spend over $1.2 trillion annually on personal transportation, with the substantial majority spent on car ownership and operation.2 Yet, the average car is utilized only five percent of the time and remains parked and unused the other 95%.3

Consumers are seeking better ways to get around. They have grown accustomed to the convenience and immediacy of the on-demand economy and expect their experiences to be more simple and enjoyable. Existing transportation options have failed to meet this shift in consumer demand, creating the opportunity for a better solution.

We believe that the world is at the beginning of a shift away from car ownership to Transportation-as-a-Service, or TaaS. Lyft is at the forefront of this massive societal change. Our ridesharing marketplace connects drivers with riders and today is available to an estimated 95% of the U.S. population, as well as in select cities in Canada. In 2017, over half of our riders reported that they use their cars less because of Lyft, and 25% reported that owning a car has become less important.4 As this evolution continues, we believe there is a massive opportunity for us to improve the lives of our riders by connecting them to more affordable and convenient transportation options.

[1]	U.S. Bureau of Labor Statistics, or BLS, Consumer Expenditures—2017, September 2018.
[2]	BLS; see the section titled “Industry, Market and Other Data.”
[3]	Donald Shoup, The High Cost of Free Parking, 2011.
[4]	Economic Impact Report; see the section titled “Industry, Market and Other Data.”

We are laser-focused on revolutionizing transportation and continue to lead the market in innovation. We have established a scaled network of drivers and riders, or users, brought together by our robust technology platform that powers millions of rides and connections every day. We leverage our technology platform, the scale and density of our user network and insights from over one billion rides to continuously improve our ridesharing marketplace efficiency and develop new offerings. For example, we pioneered a shared ride offering, or Shared Rides, providing lower-cost rides to riders traveling similar routes while improving the efficiency of our network. More recently, we were the first to launch a publicly-available commercial autonomous offering in the United States.

Today, our offerings include an expanded set of transportation modes, such as access to a network of shared bikes and scooters for shorter rides and first-mile and last-mile legs of multimodal trips. We also recently added information about nearby public transit routes in select cities to offer riders a robust view of transportation options. Our multimodal platform enables TaaS, which we believe offers a viable alternative to car ownership. We anticipate the demand for our offerings will continue to grow as more and more people discover the convenience, experience and affordability of using Lyft.

To advance our mission, we aim to build the defining brand of our generation and to promote a company culture based on our unique values and commitment to social responsibility. We believe that our brand represents freedom at your fingertips: freedom from the stresses of car ownership and freedom to do and see more. In addition, our core values focus on authenticity, empathy and support for others and encourage our team members to take initiative. These values have given rise to a unique company culture that fosters an amazing community of drivers, riders and employees, and has helped establish Lyft as a widely-trusted and recognized brand. We believe many users are loyal to Lyft because of our values, brand and commitment to social responsibility.

Our values, brand, innovation and focused execution have driven significant growth in market share and in the number of users on our platform. As ridesharing becomes more mainstream, we believe that users are increasingly choosing a ridesharing platform based on brand affinity and value alignment. Our U.S. ridesharing market share was     % in December 2018, up from 21% in December 2016.5 This growth comes from both new drivers and riders as well as increased ride frequency. For the quarter ended September 30, 2018, we had 17.4 million Active Riders and over 1.1 million drivers who provided rides. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a definition of Active Riders, one of our key business metrics.

Our revenue was $343.3 million and $1.06 billion in 2016 and 2017, respectively, representing year-over-year growth of 209%. We generated Bookings of $1.90 billion and $4.59 billion in 2016 and 2017, respectively, representing year-over-year growth of 141%. Our net loss was $682.8 million and $688.3 million in 2016 and 2017, respectively, and our Contribution was $82.0 million and $400.9 million in 2016 and 2017, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Key Business and Non-GAAP Metrics and Trends” for a description of Bookings and Contribution, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of Contribution to revenue, the most directly comparable financial measure calculated in accordance with U.S. generally accepted accounting principles, or GAAP.

Why Lyft Wins

Visionary, Founder-Led Company. Our co-founders have always led our company with a focused and consistent mission to improve people’s lives with the world’s best transportation. We seek to improve people’s lives

[5]

These market share figures are based on the number of rides and were gathered by Slice Technologies, Inc., doing business as Rakuten Intelligence. Rakuten, Inc., or Rakuten, is the parent company of Rakuten Intelligence, and an entity affiliated with Rakuten currently holds more than 5% of our outstanding capital stock. For more information, see the sections titled “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

socially, economically and environmentally. We believe the best transportation is the safest, most reliable, lowest cost to deliver and most caring about the communities served. Our management team’s long-term focus and commitment underpin everything we do at Lyft. We believe that focusing on purpose and people provides a lasting competitive advantage.

Culture and Values. Our core values are Be Yourself, Uplift Others and Make it Happen. Our team members, who uphold our values and live our mission every day, are at the forefront of cultivating and spreading this culture across the drivers, riders and communities we serve. This continuous interaction across the entire Lyft community creates a virtuous cycle which further reinforces our culture and fuels our growth.

Authentic Brand. We believe the authenticity of our culture and values positions us to build the defining brand of our generation. Our brand embodies a commitment to exceptional offerings and social responsibility. We have built a brand that balances our mission-driven ethos with a friendly, hospitality-oriented personality. The strength of our brand is a key driver of our ability to attract and retain users and serves as a strategic differentiator. We believe that affinity for our brand will continue to strengthen as consumers increasingly gravitate towards brands that are purpose-driven and emphasize corporate social responsibility.

Singular Focus on Transportation. Transportation is not simply a massive market opportunity, but also an extremely complex problem demanding complete commitment and thoughtful execution. We are singularly focused on revolutionizing transportation. This enables us to continually address the needs of a diverse and evolving user base through innovative offerings, scale our user network and grow our market share. We believe that this focused approach is critical to truly leading and winning the TaaS market.

Driver-Centric. We focus on providing drivers with a best-in-class experience. From day one, we offered in-app tipping to help drivers maximize earnings. Drivers have access to 24/7 support and earnings tools as well as career coaches, education resources and flexible car rental programs. We are also making significant investments in Driver Hubs, our driver-centric service centers and community spaces, to assist drivers on and off the road. We also introduced subscription offerings to encourage greater ride frequency, thereby providing more earning opportunities for drivers.

Innovative Multimodal Platform. Our multimodal platform offers riders seamless, personalized and on-demand access to a variety of transportation options. We empower riders to select the mode of transportation best suited to their specific needs at the exact moment they need to get somewhere. Our platform enables riders to optimize their journey across a number of factors including time, cost, number of seats, service, comfort and convenience. True to our pioneering ethos, we are constantly innovating on our platform and unlocking access to new modes of transportation.

Personalized, Data-Driven Insights. We have collected data from over one billion rides and over ten billion miles driven to inform our machine learning algorithms and data science engines. We leverage insights from this data to improve the product experience for riders by presenting them with personalized transportation options. Our data insights also allow us to anticipate market-specific demand, enabling us to create customized incentives for drivers in local markets. We enable riders to optimize routes across multiple modes of transportation which we believe provides us with a significant advantage over single modality providers.

Unique, Established Partner Relationships. We have established relationships with over 10,000 organizations, cities and municipalities to facilitate rides for their employees, customers and constituents. We also have exclusive marketing partnerships with leading brands, such as Delta Air Lines, to extend our reach.

Industry-Leading Autonomous Vehicle Strategy. We are investing in autonomous technology and employ a two-pronged strategy to bring autonomous vehicles to market. Our Open Platform provides market-leading developers of autonomous vehicle technology access to our network to enable their vehicles to fulfill rides on our platform. Simultaneously, we are building our own world-class autonomous vehicle system at our Level 5 Engineering Center, with the goal of ensuring access to affordable and reliable autonomous technology. We believe that the strength of our brand, our trusted relationships with riders and our expertise in operating a ridesharing network at scale, as well as our two-pronged strategy to bring autonomous vehicles to market, will be competitive advantages that will enable us to capture value in the emerging autonomous vehicle ecosystem.

Improving Transportation Improves People’s Lives

The mass production of cars in the twentieth century unleashed an enormous wave of productivity and economic expansion. The automobile grew to become a significant part of the American dream—“a car in every garage”—as well as a symbol of freedom.

As the population expanded, the number of vehicles on the road increased. Eventually, traffic and congestion overtook the efficiency and convenience that cars initially provided. In 2017, the average American spent 41 hours per year in traffic during peak hours.6 Every day, hundreds of millions of Americans experience negative consequences associated with personal car ownership:

•	Underutilization. Vehicles are only in use five percent of the time,[7] and 89% of car trips to work transport only one person.[8]

•	Inefficiency. The land devoted to parking in the United States could fill an area larger than the state of Connecticut, or more than 5,200 square miles.[9]

•

Inequality. The average cost of a new vehicle in the United States has increased to over $33,000, which most American households cannot afford.[10] Moreover, a society built around personal car ownership has resulted in inadequate or unaffordable transportation solutions for the aging, disabled, unhealthy and underprivileged.

At Lyft, we work every day to address these challenges by improving transportation, with the goal of improving people’s lives socially, economically and environmentally.

Transportation is a Massive Market Opportunity

Transportation is a massive market. In 2017, transportation was the second largest household expenditure after housing and was almost twice as large as healthcare and three times as large as entertainment.11

Our market opportunity today includes transportation spend in the United States and Canada. In the United States alone, consumer expenditures on transportation were approximately $1.2 trillion in 2017.12 We believe that Lyft currently addresses a substantial majority of this massive market, and we intend to further extend our offerings to capture more of this opportunity in the future. We also believe that we have a significant incremental opportunity to address transportation spend by businesses and organizations.

We believe we are still in the very early phases of capturing this massive opportunity. In 2016, ridesharing accounted for just one percent of the vehicle miles traveled in the United States.13

[6]	INRIX, Inc., INRIX Global Traffic Scorecard 2017, February 2018.
[7]	Shoup; see the section titled “Industry, Market and Other Data.”
[8]	U.S. Department of Transportation, or DOT, Commuters by Mode 1989-2016.
[9]	DOT, Contemporary Approaches to Parking Pricing: A Primer, February 2017.
[10]	Bankrate, LLC, The 10 Most Affordable Cities for Buying a Car, June 2017.
[11]	BLS; see the section titled “Industry, Market and Other Data.”
[12]	BLS; see the section titled “Industry, Market and Other Data.”
[13]	McKinsey & Company, Inc., How Shared Mobility Will Change the Automotive Industry, April 2017; see the section titled “Industry, Market and Other Data.”

We are one of only two companies that have established a TaaS network at scale across the United States. This scale positions us to be a leader in the continued transportation revolution. Across industries, companies that have established trusted user relationships at scale are able to drive change and create substantial value in the process. We believe this is especially true in transportation. We are focused on continuing to build our platform with the characteristics that are critical to winning and maintaining strong user relationships at scale, including size, marketplace density, brand affinity, trust, affordability, reliability and expertise in building and scaling networks.

Powerful Trends are Enabling Change

Growth of Sharing Versus Ownership. Consumers increasingly value accessibility and experiences over ownership. Across industries, Internet-enabled businesses have delivered value by connecting underutilized supply with consumer demand, driving changing consumer preferences regarding ownership of material goods. In a 2016 survey, 57% of U.S. respondents who used sharing services said that well-priced and convenient offerings could cause them to give up ownership altogether.14

Rise of On-Demand Services. Consumers expect the freedom to access products and services at their convenience. For younger generations born as digital natives, on-demand services are the new normal. This opens up economic opportunities for businesses to serve consumers through mobile apps, a trend we expect to continue with increasing momentum.

Greater Affinity Towards Mission-Driven Brands. Consumers, especially millennials, are gravitating towards brands that value community engagement and embrace social and environmental responsibility. 88% of millennials expect companies to produce and communicate the results of corporate social responsibility efforts, and 89% of consumers are likely to switch brands to one that is associated with a good cause, given similar price and quality.15

Increasing Demand for Flexible Work Opportunities. Technology has enabled online platforms that provide workers with independent and flexible opportunities to generate income on a per-job basis, allowing them to earn money on their own schedules. 95% of net job growth from 2005 to 2015 was in the alternative work category, which includes independent contractors and freelancers.16 We believe that this trend will continue.

Emergence of New Modes of Transportation. New modes of shared transportation are being deployed and are improving the consumer experience by enabling riders to optimize across preferences including cost, comfort and time. For example, networks of shared bikes and scooters provide affordable options, potentially more efficient first-mile and last-mile rides and access for communities that have been historically underserved. We believe that in the future, fleets of autonomous vehicles will unlock a new mode of transportation that will complement existing modes on scaled TaaS networks.

The Lyft Solution

Our Multimodal Platform

Our multimodal platform offers riders seamless, personalized and on-demand access to a variety of transportation options and is comprised of:

•	Ridesharing Marketplace. Our core offering since 2012 connects drivers with riders who need to get somewhere. The scale of our network enables us to predict demand and proactively incentivize drivers

[14]	The Boston Consulting Group, Inc., Hopping Aboard the Sharing Economy, August 2017; see the section titled “Industry, Market and Other Data.”
[15]	Cone Communications LLC, CSR Study, May 2017.
[16]	Lawrence F. Katz and Alan B. Krueger, The Rise and Nature of Alternative Work Arrangements in the United States, 1995-2015, March 2016.

to be available for rides in the right place at the right time. This allows us to optimize earning opportunities for drivers and convenience for riders, creating sustainable value to both sides of our marketplace.

•

Bikes and Scooters. We have a network of shared bikes and scooters in a number of cities to address the needs of riders who are looking for lower-priced, more active and often more efficient options for short trips during heavy traffic. These modes can also help supplement the first mile and last mile of a multimodal trip with public transit.

•

Public Transit. Available in select cities, our Nearby Transit offering integrates third-party public transit data into the Lyft app to offer riders a robust view of transportation options. By offering public transit information in addition to our own proprietary offerings, we are furthering our goal of creating a more seamless and connected transportation network and increasing rider engagement with our platform.

•

Autonomous Vehicles. We have a number of strategic partnerships to offer access to autonomous vehicles. Our Open Platform partnership with Aptiv has enabled the commercial deployment of a fleet of autonomous vehicles on our platform in Las Vegas. We have facilitated over 25,000 rides in Aptiv autonomous vehicles with a safety driver since January 2018.

Our User Network

We have established one of the largest transportation networks in the United States and Canada with 17.4 million Active Riders and over 1.1 million drivers who provided rides for the quarter ended September 30, 2018. We currently operate in over 300 markets across the United States and Canada, each with its own unique user network. Our dynamic platform adjusts to the specific attributes of each market on a real-time basis. Our network continues to grow with Active Riders increasing 52% in the third quarter of 2018 compared to the same period in 2017.

Drivers

The drivers on our platform are active members of their communities. They are parents, students, business owners, retirees and everything in between. The majority drive in their free time to supplement their income.17

$10 billion	93%	9%	32%
of driver earnings since inception	drive fewer than 20 hours per week	are veterans of the armed forces	are over the age of 45

Riders

Our riders are as diverse and dynamic as the communities we serve. They represent all adult age groups and backgrounds and use Lyft to commute to and from work, explore their cities, spend more time at local businesses and stay out longer knowing they can get a reliable ride home.18

50%	40%	42%	29%
use their cars less because of Lyft	do not own or lease a personal vehicle	use Lyft to commute to work	of rides start in low-income areas

[17]	The preceding statement and the 93%, 9% and 32% figures below are from the Economic Impact Report. See the section titled “Industry, Market and Other Data” for more information.
[18]	The preceding statement and the figures below are from the Economic Impact Report. See the section titled “Industry, Market and Other Data” for more information.

Benefits to Key Stakeholders

Key Benefits to Drivers

We work hard to serve the community of drivers on our platform, empowering them to be their own bosses and providing them the opportunity to focus their time on what matters most. Key benefits to drivers on our platform include:

•

Flexibility. Whether someone is fully-employed or retired, having the flexibility to work when they choose can make a big difference. Drivers can sign up for Lyft easily from their device of choice. After background and safety checks are completed and their application is approved, they can start earning. Drivers can choose to get paid almost instantly with Express Pay or choose to have their earnings deposited on a weekly basis. In select cities, drivers who do not own a vehicle can get a flexible car rental with our Express Drive program in partnership with Hertz, Flexdrive and Avis Budget Group.

•

Income. Drivers have earned over $10 billion on our platform since inception. Our predictive technology around ride volume and demand enables us to share key information with drivers about when and where to drive in order to maximize their earnings on a real-time basis.

•

Trust and Safety. Safety is our top priority, and establishing a community built on trust and safety is paramount to our success. We were the first to provide up to $1 million in commercial automobile liability insurance for Transportation Network Company, or TNC, drivers from the moment they are matched with a rider until that rider is dropped off. We also provide drivers support in emergency situations and accidents. In addition, all riders using the Lyft app must provide valid payment credentials and a phone number for identification purposes prior to requesting a ride. All transactions are processed through our platform, so drivers do not need to worry about carrying cash.

•

Best-in-Class Support. We invest heavily in driver support and are continuously innovating to improve driver experiences. Our Driver Hubs and field locations in major cities serve as gathering places and offer in-person support and a personal connection to Lyft employees. In addition, drivers have access to 24/7 support and earnings tools, as well as career coaches, education resources and other support to meet their personal goals.

Key Benefits to Riders

We work hard to provide our riders with a quality experience every time they open the Lyft app, in order to earn the right to have Lyft be their TaaS network of choice. Key benefits to our riders include:

•

Selection and Convenience. We designed the Lyft app with a focus on simplicity, efficiency and convenience. Our proprietary technology efficiently matches riders with drivers through advanced dispatching algorithms, providing faster arrival times, localized pricing and maximum availability. We continuously aim to reduce friction in the booking process with features like “one tap ride” so riders can enter their destinations quickly. The more rides that are taken on our platform, the better we are able to offer our riders personalized experiences most suitable to the trip being planned.

•

Availability. We strive to ensure that riders can get a ride when they want one. Our ridesharing marketplace is available to an estimated 95% of the U.S. population, as well as in select Canadian cities. We leverage our proprietary dispatch platform and data to help drivers and riders connect efficiently and reduce wait times. Our machine learning algorithms continuously train our optimization models and dynamically incentivize drivers to be on our platform when and where riders are seeking transportation. We are also expanding our recently introduced network of shared bikes and scooters. The high availability of our platform and the breadth of our offerings have made us the preferred TaaS network for millions of riders.

•

Affordability. Our platform empowers riders to choose from a broad set of transportation options to easily optimize for cost, comfort and time. For our ridesharing marketplace, riders are presented with upfront estimated prices prior to taking the trip so they can anticipate the total cost. We also introduced lower-cost options for riders to get around, including Shared Rides, a network of shared bikes and scooters and Nearby Transit with affordability in mind.

•

Trust and Safety. In the beginning, our co-founders interviewed every driver personally because establishing trust and safety has always been the top priority in building a successful community. Additionally, since day one we have run extensive background and safety checks on drivers before they are approved to provide rides on our platform. During the ride, we have designed numerous safety features into the Lyft experience, such as Share Route, which allows riders to share their location with family and friends, and Amp, a dashboard beacon that helps riders identify their drivers’ vehicles. To help us uphold high community standards, we give both drivers and riders the opportunity to rate each other after a ride. If a driver is rated three stars or below, Lyft reviews the situation and contacts the rider if necessary to follow-up on the ride experience. Our customer support was recently named number one in Newsweek’s 2019 America’s Best Customer Service rankings for the Taxi and Peer-to-Peer Ridesharing category.

Key Benefits to Our Communities

Building community and having a positive local impact is fundamental to who we are. We approach working with our partners, cities and municipalities in a collaborative manner and seek to establish mutually beneficial relationships based on trust, respect and a common objective of improving people’s lives by improving transportation.19

45%	54%	700,000	19%
of riders spend more at local businesses as a result of using Lyft	of riders explore more areas of their city as a result of using Lyft	unique riders have participated in Round Up & Donate	of riders use Lyft to connect to public transit

We work to have a positive impact in our communities in the following ways:

•

Social: Connect people with their communities. Through our Round Up & Donate program, Lyft riders have donated over $10 million to our partner charities since May 2017 for a range of causes, including supporting military service members, combatting homelessness and fighting cancer. Through our Relief Rides program, we give free rides during natural disasters and other emergency situations. Through our Get Out the Vote program, we commit to providing discounted and free rides to underserved communities that face significant obstacles in exercising their right to vote due to a lack of affordable transportation. Lyft is also committed to reducing instances of driving under the influence, or DUIs, by providing a reliable alternative for riders.

•

Economic: Increase quality of life and reduce transportation inequality. Equal transportation access and freedom to get around are directly tied to economic well-being. Lyft is committed to making transportation inclusive and accessible for all riders. According to our internal data, nearly a third of all rides on our platform start in low-income areas. Lyft has also established partnerships with healthcare transportation brokers that enable people to get to their critical appointments on time. With Lyft, riders who are unable to afford a car, cannot drive or do not have access to public transportation now have a reliable option to enable their economic mobility. As a result of improved freedom to get around, Lyft riders help stimulate local economic activity, increasing their local spending by more than $2 billion in 2017.[20]

[19]	The 45%, 54% and 19% figures below are from the Economic Impact Report; see the section titled “Industry, Market and Other Data.”
[20]	Economic Impact Report; see the section titled “Industry, Market and Other Data.”

•

Environmental: Replace car infrastructure with green space and reduce emissions. Lyft was founded on the belief that technology will enable us to dramatically reduce carbon emissions from the transportation system. In April 2018, we began making all Lyft rides carbon neutral and are now one of the world’s largest voluntary purchasers of carbon offsets.

Our Growth Strategy

U.S. consumers spend over $1.2 trillion on transportation annually.21 We are in the very early phases of capturing this large opportunity. Our key growth strategies include our plans to:

•

Grow Our Rider Base. We see significant opportunity to continue to grow our rider base. We intend to drive organic adoption in our rider base by continuing to make investments in our brand and growth marketing to increase consumer awareness. We also offer discounts for first time riders to try Lyft and incentives for existing drivers and riders to refer new riders, and we plan to continue to add density to our ridesharing marketplace by attracting and retaining drivers to our platform to further improve the rider experience. Additionally, we are expanding our platform coverage beyond the geographies and markets we currently serve. We also believe we will benefit from demographic trends, such as the growing percentage of the population who are born as digital natives accustomed to on-demand and shared offerings.

•

Increase Our Use Cases. We continuously work to extend our offerings to make Lyft the TaaS network of choice across an expanding range of use cases. We offer products to simplify travel decision-making and expand the potential uses for our platform, such as subscription plans, commuter services, first-mile and last-mile services and university safe rides programs. We also provide centralized tools and solutions tailored to businesses, such as our Concierge offering, which enables organizations to manage the transportation needs of their customers and employees.

•

Expand Our Multimodal Offerings. We continue to make Lyft an everyday experience for riders through our multimodal platform designed to address a wide range of transportation needs. By expanding our multimodal offerings, we can offer riders options that best fit their criteria directly from the Lyft app, which increases rider engagement.

•

Grow Our Share of Rider Transportation Spend. As we continue to increase rider loyalty to our brand and expand our use cases and the breadth of our multimodal offerings, we believe we will also increase our share of rider transportation spend. For example, a rider may start using our ridesharing offering for a night out and then choose Lyft again for travel to the airport. Once they have experienced the reliability and convenience of Lyft, they may incorporate Shared Rides into their daily commute and, for shorter rides or when connecting to public transit, rent one of our shared bikes or scooters. Usage of our platform has typically increased over time. For example, riders who took their first ride on our platform in 2015, or our 2015 cohort, took an aggregate of 25.1 million rides during 2015. In 2017, this 2015 cohort took an aggregate of 59.7 million rides, representing 238% of the rides taken by the cohort in 2015.

•

Invest in Technology to Strengthen Our Network and Increase Efficiency. Our investments in proprietary technologies and predictive analytics leverage insights derived from the rich set of data generated by our platform. These investments allow us to deliver an affordable, convenient and high-quality experience for our riders and increase the earnings of drivers. Our investments in mapping, routing, payments, in-app navigation and matching technologies are key to integrating technology and leveraging data science into our platform in order to increase the efficiency of our platform and improve safety. In addition, we are investing in autonomous technology, which we believe will be a critical part of the future of transportation.

[21]	BLS; see the section titled “Industry, Market and Other Data.”

•

Pursue M&A and Strategic Partnerships. In November 2018, we acquired Motivate, the largest bike sharing platform in the United States.[22] We will continue to selectively pursue acquisitions that contribute to the growth of our current business, help us expand into adjacent markets or add new capabilities to our platform. We believe drivers and riders on our platform will also benefit from a broader partner ecosystem that expands our marketing and loyalty programs and employee ride solutions. We have built strong relationships with transportation suppliers, state and local governments and technology solutions providers.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:

•	Our limited operating history and our evolving business makes it difficult to evaluate our future prospects;

•	We have a history of net losses and we may not be able to achieve or maintain profitability in the future;

•	We face intense competition and could lose market share to our competitors;

•	Our results of operations vary and are unpredictable from period-to-period;

•	The ridesharing market and the market for our other offerings, such as our network of shared bikes and scooters, are still in relatively early stages of growth;

•	Our business depends largely on our ability to cost-effectively attract and retain qualified drivers and increase utilization of our platform by existing drivers;

•	Our business depends largely on our ability to cost-effectively attract new riders and increase utilization of our platform by our existing riders;

•	Our insurance programs may not provide sufficient coverage for the needs of our business and our actual losses may exceed our insurance reserves;

•

We are subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition and results of operations;

•

If we are unable to efficiently develop our own autonomous vehicle technologies or develop partnerships with other companies to offer autonomous vehicle technologies on our platform in a timely manner, our business, financial condition and results of operations could be adversely affected;

•

Our reputation, brand and the network effects among the drivers and riders on our platform are important to our success, and if we are not able to continue developing our reputation, brand and network effects our business could be adversely affected;

•

Illegal, improper or otherwise inappropriate activity of users, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and results of operations;

•	If the contractor classification of drivers that use our platform is challenged, there may be adverse business, financial, tax, legal and other consequences;

•

We rely on third-party background check providers to screen potential drivers, and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected;

[22]	National Association of City Transportation Officials, or NACTO, Bike Share in the U.S.: 2017, May 2018.

•	We are regularly subject to claims, lawsuits, government investigations and other proceedings that may adversely affect our business, financial condition and results of operations;

•	Changes to our pricing could adversely affect our ability to attract or retain qualified drivers and riders; and

•	Our business in part depends on our ability to efficiently grow and further develop our network of shared bikes and scooters, which may not grow as we expect or become profitable over time.

Channels for Disclosure of Information

Investors, the media and others should note that, following the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, or the SEC, the investor relations page on our website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated in 2007 as Bounder Web, Inc., a Delaware corporation. In 2008, we changed our name to Zimride, Inc. We founded Lyft in 2012 and changed our name to Lyft, Inc. in 2013 when we sold the assets related to our Zimride operations. Our principal executive offices are located at 185 Berry Street, Suite 5000, San Francisco, California 94107, and our telephone number is (844) 250-2773. Our website address is www.lyft.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only. You should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Lyft,” our logo and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Lyft, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions for so long as we are an emerging growth company, which could be as long as five years following the completion of this offering. Our status as an “emerging growth company” will end on the last day of the fiscal year in which we have $1.07 billion or more in annual revenue. However, if we achieve the $1.07 billion revenue threshold prior to the completion of this offering, we will continue to be treated as an “emerging growth company” for certain purposes until the earlier of the date on which we complete this offering or the end of the one-year period beginning on the date we ceased to be an “emerging growth company.”

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock from us	shares

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $         (or approximately $         if the underwriters’ option to purchase additional shares of our common stock is exercised in full), based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We also intend to use a portion of the net proceeds to satisfy our anticipated tax withholding and remittance obligations related to the settlement of certain of our outstanding restricted stock units, or RSUs. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.

Concentration of ownership

Upon completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will beneficially own, in the aggregate, approximately     % of the outstanding shares of our common stock.

Proposed trading symbol	“LYFT”

The number of shares of our common stock that will be outstanding after this offering is based on 226,121,608 shares of our common stock outstanding as of December 31, 2017, and reflects:

•

199,814,929 shares of redeemable convertible preferred stock that will automatically convert into shares of common stock immediately prior to the closing of this offering pursuant to the terms of our amended and restated certificate of incorporation, or the Capital Stock Conversion; and

•

6,390,983 shares of our common stock subject to RSUs, for which the time-based vesting condition was satisfied as of December 31, 2017, and for which the performance-based vesting condition will be satisfied upon the effectiveness of our registration statement related to this offering (which RSUs are expected to be net settled by us), or the RSU Settlement.

The shares of our common stock outstanding as of December 31, 2017 exclude the following:

•

16,301,981 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2017, with a weighted-average exercise price of $3.41 per share;

•	19,660,955 shares of our common stock subject to RSUs outstanding, but for which the time-based vesting condition was not satisfied as of December 31, 2017;

•	22,556,086 shares of our common stock subject to RSUs granted after December 31, 2017; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2019 Equity Incentive Plan, or our 2019 Plan, which will become effective prior to the completion of this offering; and

•

                 shares of our common stock reserved for future issuance under our 2008 Equity Incentive Plan, or our 2008 Plan, as of December 31, 2017, of which                 shares were added to the shares of our common stock reserved for issuance under our 2018 Equity Incentive Plan, or our 2018 Plan, when it was adopted in June 2018. Any shares of our common stock that remain reserved for issuance under our 2018 Plan and not subject to outstanding awards thereunder will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, at which time we will cease granting awards under our 2018 Plan.

Our 2019 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2008 Plan and 2018 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the Capital Stock Conversion will occur immediately prior to the completion of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, will each occur immediately prior to the completion of this offering;

•	no exercise of outstanding stock options or settlement of outstanding RSUs subsequent to December 31, 2017, other than the RSU Settlement; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data. We have derived the summary consolidated statement of operations data for the years ended December 31, 2016 and 2017 and consolidated balance sheet data as of December 31, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year Ended December 31,
	2016	2017
	(in thousands, except for per share amounts)
Revenue	$343,298		$1,059,881

Costs and expenses(1)
Cost of revenue	279,011		659,533
Operations and support	97,880		183,513
Research and development	64,704		136,646
Sales and marketing	434,344		567,015
General and administrative	159,962		221,446

Total costs and operating expenses	1,035,901		1,768,153

Loss from operations	(692,603)		(708,272)
Interest income, net	6,964		20,243
Other income, net	3,246		284

Loss before income taxes	(682,393)		(687,745)
Provision for income taxes	401		556

Net loss	$(682,794)		$(688,301)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(37.08)		$(35.53)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(2)	18,413		19,371

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$

Pro forma weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of revenue	$518	$464
Operations and support	1,066	2,549
Research and development	2,696	2,379
Sales and marketing	974	415
General and administrative	4,140	3,739

Total stock-based compensation expense	$9,394	$9,546

(2)

See Note 9 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data

	As of December 31, 2017
	Actual	Pro Forma(1)(2)	Pro Forma as Adjusted(2)(3)(4)
	(in thousands)
Cash and cash equivalents	$1,106,102	$	$
Short-term investments	1,284,642
Prepaid expenses and other current assets	172,951
Restricted cash, cash equivalents and investments	433,699
Total assets	3,016,727
Total liabilities	712,116
Redeemable convertible preferred stock	4,284,049
Total stockholders’ equity (deficit)	(1,979,438)

(1)

The pro forma column in the balance sheet data table above reflects (a) the Capital Stock Conversion, as if such conversions had occurred on December 31, 2017, (b) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering, (c) stock-based compensation expense of $         associated with the RSU Settlement, (d) the net issuance of              shares of our common stock upon the RSU Settlement and (e) a cash payment of $         to satisfy our tax withholding and remittance obligations related to the RSU Settlement, which amount is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU Settlement by $        .

(3)

The pro forma as adjusted column in the balance sheet data table above gives effect to (a) the pro forma adjustments set forth above and (b) the sale and issuance by us of              shares of our common stock in this offering, based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity (deficit) by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity (deficit) by $         assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

Key Business and Non-GAAP Metrics

We review a number of operating and financial metrics, including the following key business and non-GAAP metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Active Riders, Revenue per Active Rider and Rides

	Three Months Ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(in millions, except for dollar amounts)
Active Riders	3.5	4.5	5.7	6.6	8.1	9.4	11.4	12.6
Revenue per Active Rider	$15.88	$14.11	$18.03	$18.53	$21.42	$25.29	$26.59	$27.34
Rides	29.0	36.5	44.3	52.6	70.4	85.8	103.1	116.3

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a description of Active Riders, Revenue per Active Rider and Rides.

Other Key Business and Non-GAAP Metrics

	Year Ended December 31,		Growth Rate for the Year Ended December 31, 2017
	2016	2017
	(dollars in millions)
Bookings	$1,904.7	$4,586.7	140.8%
Revenue as a Percentage of Bookings	18.0%	23.1%
Contribution	$82.0	$400.9	388.9%
Contribution Margin	23.9%	37.8%
Adjusted EBITDA	$(665.5)	$(696.1)	(4.6%)
Adjusted EBITDA Margin	(193.9%)	(65.7%)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Key Business and Non-GAAP Metrics and Trends” for a description of Bookings, Revenue as a Percentage of Bookings, Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measures calculated in accordance with GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, financial condition, results of operations or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We have been focused on ridesharing since our ridesharing marketplace launched in 2012, and our business continues to evolve. We regularly expand our platform features, offerings, services and pricing methodologies. This relatively limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

•	forecast our revenue and budget for and manage our expenses;

•	attract new qualified drivers and new riders and retain existing qualified drivers and existing riders in a cost-effective manner;

•	comply with existing and new laws and regulations applicable to our business;

•

plan for and manage capital expenditures for our current and future offerings, including our network of shared bikes and scooters, and manage our supply chain and supplier relationships related to our current and future offerings;

•	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•	maintain and enhance the value of our reputation and brand;

•	effectively manage our growth;

•	successfully expand our geographic reach;

•	hire, integrate and retain talented people at all levels of our organization; and

•	successfully develop new platform features, offerings and services to enhance the experience of users.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses each year since our inception and we may not be able to achieve or maintain profitability in the future. We incurred net losses of $682.8 million and $688.3 million in 2016 and 2017, respectively. Our expenses will likely increase in the future as we develop and launch new offerings and platform features, expand in existing and new markets, increase our sales and marketing efforts and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. For example, we have recently expanded to include more asset-intensive offerings such as our network of shared bikes and scooters. We are also expanding the support available to drivers at our Driver Hubs and through our Express Drive vehicle rental program. These offerings require significant capital investments and recurring costs, including maintenance, depreciation, asset life and asset replacement costs, and if we are not able to maintain sufficient levels of utilization of such assets or such offerings are otherwise not successful, our investments may not generate sufficient returns and our financial condition may be adversely affected. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

In addition, we have granted RSUs to our employees and directors, which vest upon the satisfaction of both a time-based condition and a performance-based condition. The time-based condition for a majority of such RSUs is satisfied over a period of four years. The performance-based condition of such RSUs will be satisfied upon the effectiveness of this offering. As of December 31, 2018, no stock-based compensation expense had been recognized for such RSUs because a qualifying event as described above was not probable. In the quarter in which this offering is completed, we will begin recording stock-based compensation expense based on the grant-date fair value of the RSUs using the accelerated attribution method. If this offering had been completed on December 31, 2018, we would have recorded $         million of cumulative stock-based compensation expense related to the RSUs on that date, and an additional $         million of unrecognized stock-based compensation expense related to the RSUs, net of estimated forfeitures, would be recognized over a weighted-average period of approximately three years. In addition to stock-based compensation expense associated with the RSUs, as of December 31, 2018, we had unrecognized stock-based compensation expense of approximately $         million related to other outstanding equity awards, after giving effect to estimated forfeitures, which we expect to recognize over a weighted-average period of approximately four years. Following the completion of this offering, the stock-based compensation expense related to RSUs and other outstanding equity awards will result in increases in our expenses in future periods, in particular in the quarter in which this offering is completed.

If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.

We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

The market for TaaS networks is intensely competitive and characterized by rapid changes in technology, shifting rider needs and frequent introductions of new services and offerings. We expect competition to continue, both from current competitors and new entrants in the market that may be well-established and enjoy greater resources or other strategic advantages. If we are unable to anticipate or react to these competitive challenges, our competitive position could weaken, or fail to improve, and we could experience a decline in revenue or growth stagnation that could adversely affect our business, financial condition and results of operations.

Our main ridesharing competitors in the United States and Canada include Uber, Gett (Juno) and Via. Our main competitors in the bike and scooter sharing market include Uber (Jump), Lime and Bird. We also compete with certain non-ridesharing TaaS network companies and taxi cab and livery companies as well as traditional automotive manufacturers, such as Ford (Chariot) and BMW, which have entered the TaaS market.

Additionally, there are other non-U.S.-based TaaS network companies that may expand into the United States and Canada. There are also a number of companies developing autonomous vehicle technology that may compete with us in the future, including Alphabet (Waymo), Apple, Baidu, Uber and Zoox as well as many other technology companies and automobile manufacturers and suppliers. We anticipate continued challenges from current competitors as well as from new entrants into the TaaS market.

Certain of our competitors have greater financial, technical, marketing, research and development, manufacturing and other resources, greater name recognition, longer operating histories or a larger user base than we do. They may be able to devote greater resources to the development, promotion and sale of offerings and offer lower prices than we do, which could adversely affect our results of operations. Further, they may have greater resources to deploy towards the research, development and commercialization of new technologies, including autonomous vehicle technology or bikes and scooters, or they may have other financial, technical or resource advantages. These factors may allow our competitors to derive greater revenue and profits from their existing user bases, attract and retain new qualified drivers and new riders at lower costs or respond more quickly to new and emerging technologies and trends. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings.

We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including:

•	the popularity, utility, ease of use, performance and reliability of our offerings compared to those of our competitors;

•	our reputation and brand strength relative to our competitors;

•	the prices of our offerings and the fees we charge drivers on our platform;

•	our ability to attract and retain qualified drivers and riders;

•	our ability, and the ability of our competitors, to develop new offerings;

•	our ability to establish and maintain relationships with partners;

•

our ability to develop, manufacture, source, deploy, maintain and ensure utilization of our assets, including our network of shared bikes and scooters, Driver Hubs, certain Express Drive vehicles and autonomous vehicle technology;

•	changes mandated by, or that we elect to make, to address, legislation, regulatory authorities or litigation, including settlements, judgments, injunctions and consent decrees;

•	our ability to attract, retain and motivate talented employees;

•	our ability to raise additional capital; and

•	acquisitions or consolidation within our industry.

If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

Our results of operations vary and are unpredictable from period-to-period, which could cause the trading price of our common stock to decline.

Our results of operations have historically varied from period-to-period and we expect that our results of operations will continue to do so for a variety of reasons, many of which are outside of our control and difficult to predict. Because our results of operations may vary significantly from quarter-to-quarter and year-to-year, the results of any one period should not be relied upon as an indication of future performance. We have presented many of the factors that may cause our results of operations to fluctuate in this “Risk Factors” section. Fluctuations in our results of operations may cause such results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the trading price of our common stock to decline.

The ridesharing market and the market for our other offerings, such as our network of shared bikes and scooters, are still in relatively early stages of growth and if such markets do not continue to grow, grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be adversely affected.

The ridesharing market has grown rapidly since we launched our ridesharing marketplace in 2012, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all. In addition, the market for our other offerings, such as our network of shared bikes and scooters, is new and unproven, and it is uncertain whether demand for bike and scooter sharing will continue to grow and achieve wide market acceptance. Our success will depend to a substantial extent on the willingness of people to widely-adopt ridesharing and our other offerings. If the public does not perceive ridesharing or our other offerings as beneficial, or chooses not to adopt them as a result of concerns regarding safety, affordability or for other reasons, whether as a result of incidents on our platform or on our competitors’ platforms or otherwise, then the market for our offerings may not further develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition and results of operations.

If we fail to cost-effectively attract and retain qualified drivers, or to increase utilization of our platform by existing drivers, our business, financial condition and results of operations could be harmed.

Our continued growth depends in part on our ability to cost-effectively attract and retain qualified drivers who satisfy our screening criteria and procedures and to increase utilization of our platform by existing drivers. To attract and retain qualified drivers, we have, among other things, offered sign-up and referral bonuses and provided access to third-party vehicle rental programs for drivers who do not have or do not wish to use their own vehicle. If we do not continue to provide drivers with flexibility on our platform, compelling opportunities to earn income and other incentive programs, such as volume-based discounts and performance-based bonuses, that are comparable or superior to those of our competitors, we may fail to attract new drivers, retain current drivers or increase their utilization of our platform. If drivers are unsatisfied with our partners, including our third-party vehicle rental partners, our ability to attract and retain qualified drivers who satisfy our screening criteria and procedures and to increase utilization of our platform by existing drivers could be adversely affected. We frequently test driver incentives on subsets of existing drivers and potential drivers, and these incentives could fail to attract and retain qualified drivers or fail to increase utilization by existing drivers, or could have other unintended adverse consequences. In addition, changes in certain laws and regulations, including immigration, labor and employment laws or background check requirements, may result in a shift or decrease in the pool of qualified drivers, which may result in increased competition for qualified drivers or higher costs of recruitment and retention. For example, the California Public Utilities Commission recently updated its background check requirements creating stricter and more robust protocols for TNC drivers. Other factors outside of our control, such as increases in the price of gasoline, vehicles or insurance, may also reduce the number of drivers on our platform or utilization of our platform by drivers. If we fail to attract qualified drivers on favorable terms, fail to increase utilization of our platform by existing drivers or lose qualified drivers to our competitors, we may not be able to meet the demand of our riders, including maintaining a competitive price of rides to our riders, and our business, financial condition and results of operations could be adversely affected.

If we fail to cost-effectively attract new riders, or to increase utilization of our platform by our existing riders, our business, financial condition and results of operations could be harmed.

Our success depends in part on our ability to cost-effectively attract new riders, retain existing riders and increase utilization of our platform by current riders. Our riders have a wide variety of options for transportation, including personal vehicles, rental cars, taxis, public transit and other ridesharing and bike and scooter sharing offerings. Rider preferences may also change from time to time. To expand our rider base, we must appeal to new riders who have historically used other forms of transportation or other ridesharing or bike and scooter sharing platforms. We believe that our paid marketing initiatives have been critical in promoting awareness of our offerings, which in turn drives new rider growth and rider utilization. However, our reputation, brand and ability to build trust with existing and new riders may be adversely affected by complaints and negative publicity about us, our offerings or drivers on our platform, or our competitors, even if factually incorrect or based on isolated incidents. Further, if existing and new riders do not perceive the transportation services provided by drivers on our platform to be reliable, safe and affordable, or if we fail to offer new and relevant offerings and features on our platform, we may not be able to attract or retain riders or to increase their utilization of our platform. As we continue to expand into new geographic areas, we will be relying in part on referrals from our existing riders to attract new riders, and therefore we must take efforts to ensure that our existing riders remain satisfied with our offerings. If we fail to continue to grow our rider base, retain existing riders or increase the overall utilization of our platform by existing riders, we may not be able to provide drivers with an adequate level of ride requests, and our business, financial condition and results of operations could be adversely affected. In addition, if we do not achieve sufficient utilization of our asset-intensive offerings such as our network of shared bikes and scooters or autonomous vehicles, our business, financial condition and results of operations could be adversely affected.

We rely primarily on our wholly-owned subsidiary and deductibles to insure our auto-related risks and on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition and results of operations.

From the time a driver becomes available to accept rides in the Lyft Driver app until the rider is dropped off at their destination, we, through our wholly-owned insurance subsidiary and deductibles, bear substantially all of the financial risk with respect to auto-related incidents, including bodily injury, property damage and uninsured and underinsured motorist liability. To comply with certain state insurance regulatory requirements for auto-related risks, we procure a number of third-party insurance policies which provide the required coverage in such states. Our insurance subsidiary reinsures the auto-related risk from such third-party insurance providers. In connection with our reinsurance and deductible arrangements we deposit funds into trust accounts with a third-party financial institution from which such third-party insurance providers are reimbursed for claims payments. Our restricted reinsurance trust investments as of December 31, 2016 and 2017 were $118.3 million and $360.9 million, respectively.

We also procure third-party insurance policies to cover various operations-related risks including employment practices liability, workers’ compensation, business interruptions, cybersecurity and data breaches, crime, directors’ and officers’ liability and general business liabilities. For certain types of operations-related risks or future risks related to our new and evolving offerings, such as a scaled network of autonomous vehicles, we may not be able to, or may choose not to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving offerings, we may have to pay high premiums, self-insured retentions or deductibles for the coverage we do obtain. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.

If the amount of one or more auto-related claims or operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions or otherwise paid by our insurance subsidiary. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition and results of operations could be adversely affected if (1) cost per claim, premiums or the number of claims significantly exceeds our historical experience and coverage limits, (2) we experience a claim in excess of our coverage limits, (3) our insurance providers fail to pay on our insurance claims, (4) we experience a claim for which coverage is not provided or (5) the number of claims under our deductibles or self-insured retentions differs from historic averages.

Our actual losses may exceed our insurance reserves, which could adversely affect our financial condition and results of operations.

We establish insurance reserves for claims incurred but not yet paid and claims incurred but not yet reported and any related estimable expenses, and we periodically evaluate and, as necessary, adjust our insurance reserves as our experience develops or new information is learned. We employ various predictive modeling and actuarial techniques and make numerous assumptions based on limited historical experience and industry statistics to estimate our insurance reserves. Estimating the number and severity of claims, as well as related judgment or settlement amounts, is inherently difficult, subjective and speculative. While an independent actuary firm periodically reviews our reserves for appropriateness and provides claims reserve valuations, a number of external factors can affect the actual losses incurred for any given claim, including the length of time the claim remains open, fluctuations in healthcare costs, legislative and regulatory developments and judicial developments. Additionally, we have encountered in the past, and may encounter in the future, instances of insurance fraud, which could increase our actual insurance-related costs. For any of the foregoing reasons, our actual losses for claims and related expenses may deviate, individually or in the aggregate, from the insurance reserves reflected in our consolidated financial statements. If we determine that our estimated insurance reserves are inadequate, we may be required to increase such reserves at the time of the determination, which could result in an increase to our net loss in the period in which the deficiency is determined and negatively impact our financial condition and results of operations.

Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition and results of operations.

We are subject to a wide variety of laws in the United States and other jurisdictions. Laws, regulations and standards governing issues such as TNCs, ridesharing, worker classification, labor and employment, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, personal injury, text messaging, subscription services, intellectual property, consumer protection, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application accessibility, autonomous vehicles, bike and scooter sharing, money transmittal, non-emergency medical transportation and background checks are often complex and subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies.

The ridesharing industry and our business model are relatively nascent and rapidly evolving. When we introduced a peer-to-peer ridesharing marketplace in 2012, the laws and regulations in place at the time did not directly address our offerings. Laws and regulations that were in existence at that time, and some that have since been adopted, were often applied to our industry and our business in a manner that limited our relationships with drivers or otherwise inhibited the growth of our ridesharing marketplace. We have been proactively working with state and local governments and regulatory bodies to ensure that our ridesharing marketplace and other offerings are available broadly in the United States and Canada. In part due to our efforts, a large majority of states have adopted laws related to TNCs to address the unique issues of the ridesharing industry. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to our industry and related technologies. As we expand our business into new markets or introduce new offerings into existing markets, regulatory bodies or courts may claim that we or users on our platform are subject to additional requirements, or that we are prohibited from conducting our business in certain jurisdictions, or that users on our platform are prohibited from using our platform, either generally or with respect to certain offerings. Certain jurisdictions and governmental entities, including airports, require us to obtain permits, pay fees or penalties or comply with certain other requirements to provide our ridesharing, bike and scooter sharing and autonomous vehicle offerings. These jurisdictions and governmental entities may reject our applications for permits or deny renewals, delay our ability to operate, increase their fees or charge new types of fees, any of which could adversely affect our business, financial condition and results of operations.

Recent financial, political and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general and companies engaged in dealings with independent contractors. Regulatory bodies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another.

Our industry is relatively nascent and is rapidly evolving and increasingly regulated. We have been subject to intense regulatory pressure from state and municipal regulatory authorities across the United States and Canada, and a number of them have imposed limitations on or attempted to ban ridesharing. For example, in August 2018, the City of New York imposed a maximum limit on new vehicle licenses for drivers permitted to drive on certain ridesharing platforms, including ours. In December 2018, the New York City Taxi & Limousine Commission adopted rules governing minimum driver earnings applicable to our ridesharing platform, as well as certain other ridesharing platforms. Other jurisdictions in which we currently operate or may want to operate could follow suit. We could also face similar regulatory restrictions from foreign regulators as we expand operations internationally, particularly in areas where we face competition from local incumbents. Adverse changes in laws or regulations at all levels of government or bans on or material limitations to our offerings could adversely affect our business, financial condition and results of operations.

Our success, or perceived success, and increased visibility may also drive some businesses that perceive our business model negatively to raise their concerns to local policymakers and regulators. These businesses and their trade association groups or other organizations may take actions and employ significant resources to shape the legal and regulatory regimes in jurisdictions where we may have, or seek to have, a market presence in an effort to change such legal and regulatory regimes in ways intended to adversely affect or impede our business and the ability of drivers and riders to utilize our platform.

Any of the foregoing risks could harm our business, financial condition and results of operations.

If we are unable to efficiently develop our own autonomous vehicle technologies or develop partnerships with other companies to offer autonomous vehicle technologies on our platform in a timely manner, our business, financial condition and results of operations could be adversely affected.

New and existing competitors may develop or utilize autonomous vehicle technologies for ridesharing, which are expected to have long-term advantages compared to traditional non-autonomous ridesharing offerings. We partner with several companies to develop autonomous vehicle technology and offerings, including the development of jointly-owned intellectual property, and we continue to devote resources towards developing our own autonomous vehicle technology. Autonomous driving is a new and evolving market, which makes it difficult to predict its acceptance, growth, the magnitude and timing of necessary investments and other trends. Our initiatives may not perform as expected, which would reduce the return on our investments in this area, and our partners may decide to terminate their partnerships with us. If we are unable to efficiently develop our own autonomous vehicle technology or to develop and maintain partnerships with other companies to offer autonomous vehicle technology on our platform, or if we do so at a slower pace or at a higher cost or if our technology is less capable relative to our competitors, our business, financial condition and results of operations could be adversely affected.

Our reputation, brand and the network effects among the drivers and riders on our platform are important to our success, and if we are not able to continue developing our reputation, brand and network effects, our business, financial condition and results of operations could be adversely affected.

We believe that building a strong reputation and brand as a safe, reliable and affordable platform and continuing to increase the strength of the network effects among the drivers and riders on our platform are critical to our ability to attract and retain qualified drivers and riders. The successful development of our reputation, brand and network effects will depend on a number of factors, many of which are outside our control. Negative perception of our platform or company may harm our reputation, brand and networks effects, including as a result of:

•	complaints or negative publicity about us, drivers on our platform, riders, our offerings or our policies and guidelines, even if factually incorrect or based on isolated incidents;

•	illegal, negligent, reckless or otherwise inappropriate behavior by users or third parties;

•	a failure to provide drivers with a sufficient level of ride requests, charge drivers competitive fees and commissions or provide drivers with competitive fares and incentives;

•	a failure to offer riders competitive ride pricing and pick-up times;

•	a failure to provide a range of ride types sought by riders;

•

actual or perceived disruptions or defects in our platform, such as privacy or data security breaches, site outages, payment disruptions or other incidents that impact the reliability of our offerings;

•	litigation over, or investigations by regulators into, our platform;

•	users’ lack of awareness of, or compliance with, our policies;

•	changes to our policies that users or others perceive as overly restrictive, unclear or inconsistent with our values or mission or that are not clearly articulated;

•	a failure to detect a defect in our autonomous vehicles or our bikes or scooters;

•	a failure to enforce our policies in a manner that users perceive as effective, fair and transparent;

•	a failure to operate our business in a way that is consistent with our values and mission;

•	inadequate or unsatisfactory user support service experiences;

•	illegal or otherwise inappropriate behavior by our management team or other employees or contractors;

•	negative responses by drivers or riders to new offerings on our platform;

•	accidents, defects or other negative incidents involving autonomous vehicles on our platform;

•	perception of our treatment of employees and our response to employee sentiment related to political or social causes or actions of management; or

•	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

If we do not successfully develop our brand, reputation and network effects and successfully differentiate our offerings from competitive offerings, our business may not grow, we may not be able to compete effectively and we could lose existing qualified drivers or existing riders or fail to attract new qualified drivers or new riders, any of which could adversely affect our business, financial condition and results of operations. In addition, changes we may make to enhance and improve our offerings and balance the needs and interests of the drivers and riders on our platform may be viewed positively from one group’s perspective (such as riders) but negatively from another’s perspective (such as drivers), or may not be viewed positively by either drivers or riders. If we fail to balance the interests of drivers and riders or make changes that they view negatively, drivers and riders may stop using our platform, take fewer rides or use alternative platforms, any of which could adversely affect our reputation, brand, business, financial condition and results of operations.

Illegal, improper or otherwise inappropriate activity of users, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and results of operations.

Illegal, improper or otherwise inappropriate activities by users, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, our platform or individuals who are intentionally impersonating users of our platform could adversely affect our brand, business, financial condition and results of operations. These activities may include assault, theft, unauthorized use of credit and debit cards or bank accounts, sharing of rider accounts and other misconduct. While we have implemented various measures intended to anticipate, identify and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper or otherwise inappropriate activity by these parties from occurring in connection with our offerings. Such conduct could expose us to liability or adversely affect our brand or reputation. At the same time, if the measures we have taken to guard against these illegal, improper or otherwise inappropriate activities, such as our requirement that all drivers undergo a background check or our two-way rating system and related policies, are too restrictive and inadvertently prevent qualified drivers and riders otherwise in good standing from using our offerings, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of qualified drivers and riders on our platform and their utilization of our platform could be negatively impacted. Further, any negative publicity related to the foregoing, whether such incident occurred on our platform or on our competitors’ platforms, could adversely affect our reputation and brand or public perception of the ridesharing industry as a whole, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm our business, financial condition and results of operations.

If the contractor classification of drivers that use our platform is challenged, there may be adverse business, financial, tax, legal and other consequences.

We are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of drivers on our platform as independent contractors. The tests governing whether a driver is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to changes and divergent interpretations by various authorities which can create uncertainty and unpredictability for us. We continue to maintain that drivers on our platform are independent contractors in such legal and administrative proceedings, but our arguments may ultimately be unsuccessful. A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that classifies a driver of a ridesharing platform as an employee, could harm our business, financial condition and results of operations, including as a result of:

•

monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements (such as those pertaining to failure to pay minimum wage and overtime, or to provide required breaks and wage statements), expense reimbursement, statutory and punitive damages, penalties, including related to the California Private Attorneys General Act, and government fines;

•	injunctions prohibiting continuance of existing business practices;

•	claims for employee benefits, social security, workers’ compensation and unemployment;

•	claims of discrimination, harassment and retaliation under civil rights laws;

•	claims under laws pertaining to unionizing, collective bargaining and other concerted activity;

•

other claims, charges or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability; and

•	harm to our reputation and brand.

In addition to the harms listed above, a determination in, or settlement of, any legal proceeding that classifies a driver on a ridesharing platform as an employee may require us to significantly alter our existing business model and operations and impact our ability to add qualified drivers to our platform and grow our business, which could have an adverse effect on our business, financial condition and results of operations. See the section titled “Business—Legal Proceedings” for additional information about these types of legal proceedings.

We rely on third-party background check providers to screen potential drivers, and if such providers fail to provide accurate information or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected.

We rely on third-party background check providers to screen the records of potential drivers to help identify those that are not qualified to utilize our platform pursuant to applicable law or our internal standards, and our business may be adversely affected to the extent such providers do not meet their contractual obligations, our expectations or the requirements of applicable law or regulations. If any of our third-party background check providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate provider, and may not be able to secure similar terms or replace such partners in an acceptable timeframe. If we cannot find alternate third-party background check providers on terms acceptable to us, we may not be able to timely onboard potential drivers, and as a result, our platform may be less attractive to qualified drivers. Further, if the background checks conducted by our third-party background check providers do not meet our expectations or the requirements under applicable laws and regulations, unqualified drivers may be permitted to provide rides on our platform, and as a result, our reputation and brand could be adversely affected and we could be subject to increased regulatory or litigation exposure.

We are also subject to a number of laws and regulations applicable to background checks for potential and existing drivers on our platform. For example, the California Public Utilities Commission recently updated its background check requirements, creating stricter and more robust protocols for TNC drivers. If we fail to comply with applicable laws, rules and legislation, our reputation, business, financial condition and results of operations could be adversely affected.

Any negative publicity related to any of our third-party background check providers, including publicity related to safety incidents or data security breaches, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

We are regularly subject to claims, lawsuits, government investigations and other proceedings that may adversely affect our business, financial condition and results of operations.

We are regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, compliance with regulatory requirements and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new offerings such as autonomous vehicles and our network of shared bikes and scooters, including proceedings related to product liability or our acquisitions, securities issuances or business practices. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractor drivers on our platform. See the section titled “Business—Legal Proceedings” for additional information about these types of legal proceedings.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. Determining reserves for our pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our business, financial condition and results of operations. These proceedings could also result in harm to our reputation and brand, sanctions, consent decrees, injunctions or other orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could harm our business, financial condition and results of operations. For example, a determination that classifies a driver of a ridesharing platform as an employee, whether we are party to such determination or not, could cause us to incur significant expenses or require substantial changes to our business model.

In addition, we regularly include arbitration provisions in our terms of service with the drivers and riders on our platform. These provisions are intended to streamline the litigation process for all parties involved, as arbitration can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration may become more costly for us or the volume of arbitration may increase and become burdensome, and the use of arbitration provisions may subject us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. In order to minimize these risks to our reputation and brand, we may limit our use of arbitration provisions or be required to do so in a legal or regulatory proceeding, either of which could increase our litigation costs and exposure. For example, effective May 2018, we ended mandatory arbitration of sexual misconduct claims by users and employees.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration on a state-by-state basis, as well as between state and federal law, there is a risk that some or all of our arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. If our arbitration agreements were found to be unenforceable, in whole or in part, or specific claims are required to be exempted from arbitration, we could experience an increase in our costs to litigate disputes and the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition and results of operations.

Changes to our pricing could adversely affect our ability to attract or retain qualified drivers and riders.

Demand for our offerings is highly sensitive to the price of rides, the rates for time and distance driven and incentives paid to drivers and the fees we charge drivers. Many factors, including operating costs, legal and regulatory requirements or constraints and our current and future competitors’ pricing and marketing strategies, could significantly affect our pricing strategies. Certain of our competitors offer, or may in the future offer, lower-priced or a broader range of offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new qualified drivers and new riders at a lower cost than us. This includes the use of pricing algorithms to set dynamic prices depending on the route, time of day and pick-up and drop-off locations of riders. There can be no assurance that we will not be forced, through competition, regulation or otherwise, to reduce the price of rides for riders, increase the incentives we pay to drivers on our platform or reduce the fees we charge the drivers on our platform, or to increase our marketing and other expenses to attract and retain qualified drivers and riders in response to competitive pressures. Furthermore, our riders’ price sensitivity may vary by geographic location, and as we expand, our pricing methodologies may not enable us to compete effectively in these locations. We have launched, and may in the future launch, new pricing strategies and initiatives, such as subscription packages and driver or rider loyalty programs, or modify existing pricing methodologies, such as our up-front pricing policy, any of which may not ultimately be successful in attracting and retaining qualified drivers and riders.

While we continue to maintain that drivers on our platform are independent contractors in legal and administrative proceedings, our arguments may ultimately be unsuccessful. A determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that classifies a driver utilizing a ridesharing platform as an employee, may require us to revise our pricing methodologies to account for such a change to driver classification. We have also launched, and may in the future launch, certain changes to the rates and fee structure for drivers on our platform, which may not ultimately be successful in attracting and retaining qualified drivers. While we do and will attempt to set prices and pricing packages based on our prior operating experience and driver and rider feedback and engagement levels, our assessments may not be accurate or there may be errors in the technology used in our pricing and we could be underpricing or overpricing our offerings. In addition, if the offerings on our platform change, then we may need to revise our pricing methodologies. As we continue to launch new and develop existing asset-intensive offerings such as our network of shared bikes and scooters, autonomous vehicles, Driver Hubs and Express Drive program, factors such as maintenance, depreciation, asset life, supply chain efficiency and asset replacement may affect our pricing methodologies. Any such changes to our pricing methodologies or our ability to efficiently price our offerings could adversely affect our business, financial condition and results of operations.

If we are unable to efficiently grow and further develop our network of shared bikes and scooters, which may not grow as we expect or become profitable over time, and manage the related risks, including risks related to our third-party suppliers, our business, financial condition and results of operations could be adversely affected.

While some major cities have already widely adopted bike and scooter sharing, there can be no assurance that new markets we enter will accept, or existing markets will continue to accept, bike and scooter sharing, and even if they do, that we will be able to execute on our business strategy or that our related offerings will be successful in such markets. Even if we are able to successfully develop and implement our network of shared bikes and scooters, there may be heightened public skepticism of this nascent service offering. In particular, there could be negative public perception surrounding bike and scooter sharing, including the overall safety and the potential for injuries occurring as a result of accidents involving an increased number of bikes and scooters on the road. Such negative public perception may result from incidents on our platform or incidents involving our competitors’ offerings.

We currently purchase bikes and scooters for our network from a limited number of external suppliers, and a continuous, stable and cost-effective supply of bikes and scooters that meet our standards is critical to our operations. We expect to continue to rely on external suppliers in the future. There can be no assurance we will be able to maintain our existing relationships with these suppliers and continue to be able to source our bikes and scooters on a stable basis, at a reasonable price or at all. In the future, we may also design and contract to manufacture our own bikes and scooters and, if we do, we may rely on a small number of suppliers for components or manufacturing services.

The supply chain for bikes and scooters exposes us to multiple potential sources of delivery failure or shortages. In the event that the supply of bikes and scooters or key components is interrupted or there are significant increases in prices, our business, financial condition and results of operations could be adversely affected. Additionally, changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver on a timely basis.

We incur significant costs related to the purchase, sourcing and operations of our network of shared bikes and scooters and we expect to continue incurring such costs as we expand our network of shared bikes and scooters. The prices of bikes and scooters may fluctuate depending on factors beyond our control including market and economic conditions, tariffs and demand. Substantial increases in prices of these assets or the cost of our operations would increase our costs and reduce our margins, which could adversely affect our business, financial condition and results of operations.

Our bikes and scooters or components thereof, including bikes and scooters and components that we purchase from third-party suppliers, may experience quality problems or defects from time to time, which could result in decreased usage of our network of shared bikes and scooters. There can be no assurance we will be able to detect and fix all defects in our bikes and scooters. Failure to do so could result in lost revenue, litigation or regulatory challenges and harm to our reputation.

The revenue we generate from our network of shared bikes and scooters may fluctuate from quarter to quarter due to, among other things, seasonal factors including weather. Our limited operating history makes it difficult for us to assess the exact nature or extent of the effects of seasonality on our network of shared bikes and scooters, however, we expect the demand for our bike and scooter rentals to decline over the winter season and increase during more temperate and dry seasons. Any of the foregoing risks and challenges could adversely affect our business, financial condition and results of operations.

The autonomous vehicle industry may not continue to develop, or autonomous vehicles may not be adopted by the market, which could adversely affect our prospects, business, financial condition and results of operations.

We have invested, and plan to continue to invest, in the development of autonomous vehicle technology for use on our platform. Autonomous driving involves a complex set of technologies, including the continued development of sensing, computing and control technology. We rely both on our own research and development and on strategic partnerships with third-party developers of such technologies, as such technologies are costly and in varying stages of maturity. There is no assurance that this research and development or these partnerships will result in the development of market-viable technologies or commercial success in a timely manner or at all. In order to gain acceptance, the reliability of autonomous vehicle technology must continue to advance.

Additional challenges to the development of autonomous vehicle technology, all of which are outside of our control, include:

•	market acceptance of autonomous vehicles;

•	state, federal or municipal licensing requirements and other regulatory measures;

•	necessary changes to infrastructure to enable adoption;

•	concerns regarding electronic security and privacy; and

•	public perception regarding the safety of autonomous vehicles for drivers, riders, pedestrians and other vehicles on the road.

There are a number of existing laws, regulations and standards that may apply to autonomous vehicle technology, including vehicle standards that were not originally intended to apply to vehicles that may not have a human driver. Such regulations continue to rapidly evolve, which may increase the likelihood of complex, conflicting or otherwise inconsistent regulations, which may delay our ability to bring autonomous vehicle technology to market or significantly increase the compliance costs associated with this business strategy. In addition, there can be no assurance that the market will accept autonomous vehicles, and even if it does, that we will be able to execute on our business strategy or that our offerings will be successful in the market. Even if we are able to successfully develop and implement autonomous vehicle technology, there may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding autonomous vehicles, including the overall safety and the potential for injuries or death occurring as a result of accidents involving autonomous vehicles and the potential loss of income to human drivers resulting from widespread market adoption of autonomous vehicles. Such negative public perception may result from incidents on our platform or incidents on our partners’ or competitors’ platforms. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition and results of operations.

We could be subject to claims from riders, drivers or third parties that are harmed whether or not our platform is in use, which could adversely affect our business and brand.

We are regularly subject to claims, lawsuits, investigations and other legal proceedings relating to injuries to, or deaths of, riders, drivers or third parties that are attributed to us through our offerings. We may also be subject to claims alleging that we are directly or vicariously liable for the acts of the drivers on our platform. We may be subject to personal injury claims whether or not such injury actually occurred as a result of activity on our platform. For example, third parties have in the past asserted legal claims against us in connection with personal injuries related to the actions of a driver or rider who may have previously utilized our platform, but was not at the time of such injury. We have incurred expenses to settle personal injury claims, which we sometimes choose to settle for reasons including expediency, protection of our reputation and to prevent the uncertainty of litigating, and we expect that such expenses will continue to increase as our business grows and we face increasing public scrutiny. Regardless of the outcome of any legal proceeding, any injuries to, or deaths of, any riders, drivers or third parties could result in negative publicity and harm to our brand, reputation, business, financial condition and results of operations. Our insurance policies and programs may not provide sufficient coverage to adequately mitigate the potential liability we face, especially where any one incident, or a group of incidents, could cause disproportionate harm, and we may have to pay high premiums or deductibles for our coverage and, for certain situations, we may not be able to secure coverage at all.

As we expand our network of shared bikes and scooters, we may be subject to an increasing number of claims, lawsuits, investigations or other legal proceedings related to injuries to, or deaths of, riders of our bikes and scooters. Any such claims arising from the use of our bikes and scooters, regardless of merit or outcome, could lead to negative publicity, harm to our reputation and brand, significant legal, regulatory or financial exposure or decreased use of our bikes and scooters. Further, the bikes and scooters we purchase from third-party suppliers could contain design or manufacturing defects, which could also lead to injuries or death to riders. There can be no assurance we will be able to detect, prevent, or fix all defects, and failure to do so could harm our reputation and brand or result in litigation or regulatory proceedings. In addition, if we begin designing and contracting to manufacture our own bikes and scooters, we may also be subject to product liability claims. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

Our revenue growth rate and financial performance in recent periods may not be indicative of future performance and such revenue growth rate may slow over time.

We have grown rapidly over the last several years, and therefore, our recent revenue growth rate and financial performance should not be considered indicative of our future performance. In 2016 and 2017, our revenue was $343.3 million and $1.06 billion, respectively, representing a 209% growth rate. You should not rely on our revenue for any previous quarterly or annual period as any indication of our revenue or revenue growth in future periods. As we grow our business, our revenue growth rates will slow in future periods due to a number of reasons, which may include slowing demand for our offerings, increasing competition, a decrease in the growth of our overall market or market saturation, increasing regulatory costs and challenges and our failure to capitalize on growth opportunities.

If we fail to effectively manage our growth, our business, financial condition and results of operations could be adversely affected.

Since 2012, we have experienced rapid growth in our business, the number of users on our platform and our geographic reach, and we expect to continue to experience growth in the future. For example, the number of our full-time employees has increased from 1,467 as of December 31, 2016, to 2,235 as of December 31, 2017, and the number of Active Riders has increased from 6.6 million for the quarter ended December 31, 2016, to 12.6 million for the quarter ended December 31, 2017. Employee growth has occurred both at our San Francisco headquarters and in a number of our offices across the United States and internationally. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation and brand, business, financial condition and results of operations.

Any actual or perceived security or privacy breach could interrupt our operations, harm our brand and adversely affect our reputation, brand, business, financial condition and results of operations.

Our business involves the collection, storage, processing and transmission of our users’ personal data and other sensitive data. An increasing number of organizations, including large online and off-line merchants and businesses, other large Internet companies, financial institutions and government institutions, have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. Unauthorized parties have in the past gained access, and may in the future gain access, to our systems or facilities through various means, including gaining unauthorized access into our systems or facilities or those of our service providers, partners or users on our platform, or attempting to fraudulently induce our employees, service providers, partners, users or others into disclosing rider names, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems, or attempting to fraudulently induce our employees, partners or others into manipulating payment information, resulting in the fraudulent transfer of funds to criminal actors. In addition, users on our platform could have vulnerabilities on their own mobile devices that are entirely unrelated to our systems and platform, but could mistakenly attribute their own vulnerabilities to us. Further, breaches experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect.

Although we have developed systems and processes that are designed to protect our users’ data, prevent data loss and prevent other security breaches, these security measures cannot guarantee security. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our users’ personal information and limited payment card data that are accessible through those systems. Employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in an actual or perceived privacy or security breach or other security incident. Although we have policies restricting the access to the personal information we store, our employees have been accused in the past of violating these policies and we may be subject to these types of accusations in the future.

Any actual or perceived breach of privacy or security could interrupt our operations, result in our platform being unavailable, result in loss or improper disclosure of data, result in fraudulent transfer of funds, harm our reputation and brand, damage our relationships with third-party partners, result in significant legal, regulatory and financial exposure and lead to loss of driver or rider confidence in, or decreased use of, our platform, any of which could adversely affect our business, financial condition and results of operations. Any breach of privacy or security impacting any entities with which we share or disclose data (including, for example, our third-party technology providers) could have similar effects. In addition, any actual or perceived breach of security in any autonomous vehicles, whether ours or our competitors’, could result in legal, regulatory and financial exposure and lead to loss of rider confidence in our platform, which could significantly undermine our business strategy. Further, any cyberattacks or security and privacy breaches directed at our competitors could reduce confidence in the ridesharing industry as a whole and, as a result, reduce confidence in us.

Additionally, defending against claims or litigation based on any security breach or incident, regardless of their merit, could be costly and divert management’s attention. We cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition and results of operations.

Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect our business.

We receive, transmit and store a large volume of personally identifiable information and other data relating to the users on our platform. Numerous local, municipal, state, federal and international laws and regulations address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of certain types of data, including the California Online Privacy Protection Act, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, Canada’s Anti-Spam Law (CASL), the Telephone Consumer Protection Act of 1991, the U.S. Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, Section 5(c) of the Federal Trade Commission Act, and, effective as of January 1, 2020 the California Consumer Privacy Act, or CCPA. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another. For example, California recently enacted legislation, the CCPA, which will, among other things, require new disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales of personal information when it goes into effect on January 1, 2020. The CCPA provides for fines of up to $7,500 per violation. It presently is unclear how this legislation will be modified or how it will be interpreted. The effects of this legislation potentially are far-reaching, however, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. The CCPA and other changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future.

Further, as we continue to expand our platform offerings and user base, we may become subject to additional privacy-related laws and regulations. For example, the collection and storage of data in connection with the use of our Concierge offering by healthcare transportation brokers may subject us to compliance requirements under HIPAA. HIPAA and its implementing regulations contain substantial restrictions and requirements regarding the use, collection, security, storage and disclosure of individuals’ protected health information. In 2009, HIPAA was amended by the HITECH Act to impose certain of HIPAA’s privacy and security requirements directly upon business associates of covered entities. Healthcare transportation brokers using our Concierge offering are covered entities under HIPAA and we are deemed a business associate of those customers in certain circumstances. Consequently, we may be bound by compliance obligations under HIPAA, including security breach notification obligations, and subject to increased liability as a possible liable party. If we knowingly breach the HITECH Act’s requirements, we could be exposed to criminal liability. A breach of our safeguards and processes could expose us to civil penalties up to $1.5 million for identical incidences and the possibility of civil litigation. See the section titled “Business—The Lyft Rider Experience” for additional information about our Concierge offering.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations. In particular, with laws and regulations such as the CCPA imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other laws and regulations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. In particular, with regard to HIPAA, we may incur increased costs as we perform our obligations to our healthcare provider customers under our agreements with them.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, it is possible that our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other driver or rider data, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing drivers and riders from using our platform or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition and results of operations. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations.

As we expand our platform offerings, we may become subject to additional laws and regulations, and any actual or perceived failure by us to comply with such laws and regulations or manage the increased costs associated with such laws and regulations could adversely affect our business, financial condition and results of operations.

As we continue to expand our platform offerings and user base, we may become subject to additional laws and regulations, which may differ or conflict from one jurisdiction to another. Many of these laws and regulations were adopted prior to the advent of our industry and related technologies and, as a result, do not contemplate or address the unique issues faced by our industry.

For example, the use of our Concierge offering by healthcare transportation brokers with which we partner may subject us to certain healthcare-related laws and regulations. These laws and regulations may impose additional requirements on us, our employees and the drivers on our platform providing rides to such healthcare transportation brokers. With respect to drivers, such additional requirements include fingerprinting and specialized training and drug testing and with respect to us, additional requirements related to processing of payments, the collection and storage of data and systems infrastructure design, all of which could increase the costs associated with our offerings to healthcare transportation brokers.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to our platform offerings, it is possible that our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to our platform offerings, could harm our reputation and brand, discourage new and existing drivers and riders from using our platform, lead to refunds of rider fares or result in fines or proceedings by governmental agencies or private claims and litigation, any of which could adversely affect our business, financial condition and results of operations.

We primarily rely on Amazon Web Services to deliver our offerings to users on our platform, and any disruption of or interference with our use of Amazon Web Services could adversely affect our business, financial condition and results of operations.

We currently host our platform and support our operations using Amazon Web Services, or AWS, a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages and similar events or acts of misconduct. Our platform’s continuing and uninterrupted performance is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. In addition, any changes in AWS’ service levels may adversely affect our ability to meet the requirements of users. Since our platform’s continuing and uninterrupted performance is critical to our success, sustained or repeated system failures would reduce the attractiveness of our offerings. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as we expand and the usage of our offerings increases. Any negative publicity arising from these disruptions could harm our reputation and brand and may adversely affect the usage of our offerings.

AWS does not have an obligation to renew its agreement with us on commercially reasonable terms, or at all. If we are unable to renew our agreement on commercially reasonable terms, our agreement is prematurely terminated or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. Any of the above circumstances or events may harm our reputation and brand reduce the availability or usage of our platform and impair our ability to attract new users, any of which could adversely affect our business, financial condition and results of operations.

We rely on third-party vehicle rental partners for our Express Drive program, and if we cannot manage our relationships with such third parties and other risks related to our Express Drive program, our business, financial condition and results of operations could be adversely affected.

We rely on a limited number of third-party vehicle rental partners to supply vehicles to drivers for our Express Drive program. If any of our third-party vehicle rental partners terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we may need to find an alternate provider, and may not be able to secure similar terms or replace such partners in an acceptable timeframe. If we cannot find alternate third-party vehicle rental providers on terms acceptable to us, we may not be able to meet the driver demand for rental vehicles, and as a result, our platform may be less attractive to qualified drivers. In addition, due to a number of factors, including our agreements with our vehicle rental partners and our auto-related insurance program, we incur an incrementally higher insurance cost from the Express Drive program compared to the corresponding cost from the rest of our ridesharing marketplace offerings. Under an arrangement with a third-party partner, we are required to pay the third-party partner potential shortfalls between the fleet operating costs, which include lease payments and potential excess mileage, and rental fees collected from drivers. If we are unable to manage these higher costs and minimize these shortfalls, we may update the pricing methodologies related to our Express Drive program which could increase prices, and in turn adversely affect our ability to attract and retain qualified drivers and riders.

Any negative publicity related to any of our third-party vehicle rental partners, including publicity related to quality standards or safety concerns, could adversely affect our reputation and brand and could potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

We rely on third-party payment processors to process payments made by riders and payments made to drivers on our platform, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition and results of operations could be adversely affected.

We rely on a limited number of third-party payment processors to process payments made by our riders and payments made to drivers on our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable timeframe. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to drivers on our platform, any of which could make our platform less convenient and attractive to users and adversely affect our ability to attract and retain qualified drivers and riders.

Nearly all of our riders’ payments are made by credit card, debit card or through third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to riders that may be subject to additional regulations and risks. We are also subject to a number of other laws and regulations relating to the payments we accept from our riders, including with respect to money laundering, money transfers, privacy and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our riders. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. For example, certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the United States, we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal or state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules in ways that might prohibit us from providing certain offerings to some users, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or the users on our platform violate these rules. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

We rely on other third-party service providers and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

Our success depends in part on our relationships with other third-party service providers. For example, we rely on third-party encryption and authentication technologies licensed from third parties that are designed to securely transmit personal information provided by drivers and riders on our platform. Further, from time to time, we enter into strategic commercial partnerships in connection with the development of new technology, the growth of our qualified driver base, the provision of new or enhanced offerings for users on our platform and our expansion into new markets. If any of our partners terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or replace such providers in an acceptable timeframe. We also rely on other software and services supplied by third parties, such as communications and internal software, and our business may be adversely affected to the extent such software and services do not meet our expectations, contain errors or vulnerabilities, are compromised or experience outages. Any of these risks could increase our costs and adversely affect our business, financial condition and results of operations. Further, any negative publicity related to any of our third-party partners, including any publicity related to quality standards or safety concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We incorporate technology from third parties into our platform. We cannot be certain that our licensors are not infringing the intellectual property rights of others or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which we may operate. Some of our license agreements may be terminated by our licensors for convenience. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain the technology or enter into new agreements on commercially reasonable terms, our ability to develop our platform containing that technology could be severely limited and our business could be harmed. Additionally, if we are unable to obtain necessary technology from third parties, we may be forced to acquire or develop alternate technology, which may require significant time and effort and may be of lower quality or performance standards. This would limit and delay our ability to provide new or competitive offerings and increase our costs. If alternate technology cannot be obtained or developed, we may not be able to offer certain functionality as part of our offerings, which could adversely affect our business, financial condition and results of operations.

If we are not able to successfully develop new offerings on our platform and enhance our existing offerings, our business, financial condition and results of operations could be adversely affected.

Our ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and increase utilization of our offerings will depend in part on our ability to successfully create and introduce new offerings and to improve upon and enhance our existing offerings. As a result, we may introduce significant changes to our existing offerings or develop and introduce new and unproven offerings. For example, we recently launched a scooter sharing offering on our platform in certain markets. If these new or enhanced offerings are unsuccessful, including as a result of any inability to obtain and maintain required permits or authorizations or other regulatory constraints or because they fail to generate sufficient return on our investments, our business, financial condition and results of operations could be adversely affected. Furthermore, new driver or rider demands regarding service or platform features, the availability of superior competitive offerings or a deterioration in the quality of our offerings or our ability to bring new or enhanced offerings to market quickly and efficiently could negatively affect the attractiveness of our platform and the economics of our business and require us to make substantial changes to and additional investments in our offerings or our business model. In addition, we frequently experiment with and test different offerings and marketing strategies. If these experiments and tests are unsuccessful, or if the offerings and strategies we introduce based on the results of such experiments and tests do not perform as expected, our ability to attract new qualified drivers and new riders, retain existing qualified drivers and existing riders and maintain or increase utilization of our offerings may be adversely affected.

Developing and launching new offerings or enhancements to the existing offerings on our platform involves significant risks and uncertainties, including risks related to the reception of such offerings by existing and potential future drivers and riders, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast rider demand and the number of drivers using our platform) and negative publicity in the event such new or enhanced offerings are perceived to be unsuccessful. We have scaled our business rapidly, and significant new initiatives have in the past resulted in, and in the future may result in, operational challenges affecting our business. In addition, developing and launching new offerings and enhancements to our existing offerings may involve significant upfront capital investments and such investments may not generate return on investment. Any of the foregoing risks and challenges could negatively impact our ability to attract and retain qualified drivers and riders, our ability to increase utilization of our offerings and our visibility into expected results of operations, and could adversely affect our business, financial condition and results of operations. Additionally, since we are focused on building our community and ecosystems for the long-term, our near-term results of operations may be impacted by our investments in the future.

If we are unable to successfully manage the complexities associated with our expanding multimodal platform, our business, financial condition and results of operations could be adversely affected.

Our expansion into bike and scooter sharing and other modes of transportation has increased the complexity of our business. These new offerings have required us to develop new expertise and marketing and operational strategies, and have subjected us to new laws, regulations and risks. For example, we face the risk that our network of shared bikes and scooters, Nearby Transit and other future transportation offerings could reduce the use of our ridesharing offering. If we are unable to successfully manage the complexities associated with our expanding multimodal platform, including the effects our new and evolving offerings have on our existing business, our business, financial condition and results of operations could be adversely affected.

Our metrics and estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business.

We regularly review and may adjust our processes for calculating our metrics used to evaluate our growth, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been evaluated by a third party. Our metrics, such as market share, may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely. The estimates and forecasts in this prospectus relating to the size and expected growth of our addressable market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. If investors or analysts do not consider our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, then the trading price of our common stock and our business, financial condition and results of operations could be adversely affected.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our offerings is important to our ability to grow our business and to attract new qualified drivers and new riders and can be costly. We believe that much of the growth in our rider base and the number of drivers on our platform is attributable to our paid marketing initiatives. Our marketing efforts currently include referrals, affiliate programs, free or discount trials, partnerships, display advertising, television, billboards, radio, video, content, direct mail, social media, email, hiring and classified advertisement websites, mobile “push” communications, search engine optimization and keyword search campaigns. Our marketing initiatives may become increasingly expensive and generating a meaningful return on those initiatives may be difficult. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur.

If our marketing efforts are not successful in promoting awareness of our offerings or attracting new qualified drivers and new riders, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected. If our marketing efforts are successful in increasing awareness of our offerings, this could also lead to increased public scrutiny of our business and increase the likelihood of third parties bringing legal proceedings against us. Any of the foregoing risks could harm our business, financial condition and results of operations.

Any failure to offer high-quality user support may harm our relationships with users and could adversely affect our reputation, brand, business, financial condition and results of operations.

Our ability to attract and retain qualified drivers and riders is dependent in part on the ease and reliability of our offerings, including our ability to provide high-quality support. Users on our platform depend on our support organization to resolve any issues relating to our offerings, such as being overcharged for a ride, leaving something in a driver’s vehicle or reporting a safety incident. Our ability to provide effective and timely support is largely dependent on our ability to attract and retain service providers who are qualified to support users and sufficiently knowledgeable regarding our offerings. Our number of Active Riders has increased from 6.6 million for the quarter ended December 31, 2016 to 12.6 million for the quarter ended December 31, 2017. As we continue to grow our business and improve our offerings, we will face challenges related to providing quality support services at scale. If we grow our international rider base and the number of international drivers on our platform, our support organization will face additional challenges, including those associated with delivering support in languages other than English. Any failure to provide efficient user support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, brand, business, financial condition and results of operations.

Failure to deal effectively with fraud could harm our business.

We have in the past incurred, and may in the future incur, losses from various types of fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by a rider, attempted payments by riders with insufficient funds and fraud committed by riders in concert with drivers. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for rides facilitated on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction. Despite measures we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition and results of operations.

We have also incurred, and may in the future incur, losses from fraud and other misuse of our platform by drivers and riders. For example, we have experienced reduced revenue from actual and alleged unauthorized rides fulfilled and miles traveled in connection with our Concierge offering. If we are unable to adequately anticipate and address such misuse either through increased controls, platform solutions or other means, our partner relationships, business, financial condition and results of operations could be adversely affected.

We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act.

The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws. For example, the Telephone Consumer Protection Act of 1991 restricts telemarketing and the use of automated SMS text messages without proper consent. This has resulted and may in the future result in civil claims against us. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability and our business, financial condition and results of operations could be adversely affected. See the section titled “Business—Legal Proceedings” for additional information about these types of legal proceedings.

If we fail to effectively match riders on our Shared Rides offering and manage the related pricing methodologies, our business, financial condition and results of operations could be adversely affected.

Shared Rides enables unrelated parties traveling along similar routes to benefit from a discounted fare at the cost of possibly longer travel times. With a Shared Ride, when the first rider requests a ride, our algorithms use the first rider’s destination and attempt to match him or her with other riders traveling along a similar route. If a match between riders is made, our algorithms re-route the driver to include the pick-up location of the matched rider on the active route. For Shared Rides, drivers earn a fixed amount based on a number of factors, including the time and distance of the ride, the base fare charged to riders and the level of rider demand. We determine the rider fare based on the predicted time and distance of the ride, the level of rider demand and the likelihood of being able to match additional riders along the given route, and such fare is quoted to the riders prior to their commitment to the ride. The fare charged to the riders is decoupled from the payment made to the driver as we do not adjust the driver payment based on the success or failure of a match. Accordingly, if the discounted fare quoted and charged to our Shared Rides riders is less than the fixed amount that drivers earn or if our algorithms are unable to consistently match Shared Rides riders, then our business, financial condition and results of operations could be adversely affected.

If we fail to effectively manage our upfront pricing methodology, our business, financial condition and results of operations could be adversely affected.

With the adoption of our upfront pricing methodology, we quote a price to riders of our ridesharing offering before they request a ride. We earn fees from drivers either as the difference between an amount paid by a rider based on an upfront quoted fare and the amount earned by a driver based on the actual time and distance for the trip or as a fixed percentage of the fare charged to the rider. As we do not control the driver’s actions at any point in the transaction to limit the time and distance for the trip, we take on risks related to the driver’s actions which may not be fully mitigated. We may incur a loss from a transaction where an up-front quoted fare paid by a rider is less than the amount we committed to pay a driver. In addition, our riders’ price sensitivity varies by geographic location, among other factors, and if we are unable to effectively account for such variability in our upfront prices, our ability to compete effectively in these locations could be adversely affected. If we are unable to effectively manage our upfront pricing methodology, our business, financial condition and results of operations could be adversely affected.

Systems failures and resulting interruptions in the availability of our website, applications, platform or offerings could adversely affect our business, financial condition and results of operations.

Our systems, or those of third parties upon which we rely, may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, ransomware, malware or other events. Our systems also may be subject to break-ins, sabotage, theft and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Our business interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

We have experienced and will likely continue to experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our offerings. These events have resulted in, and similar future events could result in, losses of revenue. A prolonged interruption in the availability or reduction in the availability, speed or other functionality of our offerings could adversely affect our business and reputation and could result in the loss of users. Moreover, to the extent that any system failure or similar event results in harm or losses to the users using our platform, we may make voluntary payments to compensate for such harm or the affected users could seek monetary recourse or contractual remedies from us for their losses and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

We may require additional capital, which may not be available on terms acceptable to us or at all.

Historically, we have funded our capital intensive operations and capital expenditures primarily through equity issuances and cash generated from our operations. To support our growing business, we must have sufficient capital to continue to make significant investments in our offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans and operating performance and the condition of the capital markets at the time we seek financing. We cannot be certain that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, financial condition and results of operations could be adversely affected.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture, which promotes authenticity, empathy and support for others, has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

•	failure to identify, attract, reward and retain people in leadership positions in our organization who share and further our culture, values and mission;

•	the increasing size and geographic diversity of our workforce;

•	competitive pressures to move in directions that may divert us from our mission, vision and values;

•	the continued challenges of a rapidly-evolving industry;

•	the increasing need to develop expertise in new areas of business that affect us;

•	negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and

•	the integration of new personnel and businesses from acquisitions.

If we are not able to maintain our culture, our business, financial condition and results of operations could be adversely affected.

We depend on our key personnel and other highly skilled personnel, and if we fail to attract, retain, motivate or integrate our personnel, our business, financial condition and results of operations could be adversely affected.

Our success depends in part on the continued service of our founders, senior management team, key technical employees and other highly skilled personnel and on our ability to identify, hire, develop, motivate, retain and integrate highly qualified personnel for all areas of our organization. We may not be successful in attracting and retaining qualified personnel to fulfill our current or future needs. Also, all of our U.S.-based employees, including our management team, work for us on an at-will basis, and there is no assurance that any such employee will remain with us. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all. If we are unable to attract and retain the necessary personnel, particularly in critical areas of our business, we may not achieve our strategic goals.

We face intense competition for highly skilled personnel, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled personnel. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer, competitive compensation and benefits packages. Job candidates and existing personnel often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to attract and retain highly qualified personnel. Certain of our employees have received significant proceeds from sales of our equity in private transactions and many of our employees may receive significant proceeds from sales of our equity in the public markets following this offering, which may reduce their motivation to continue to work for us. We may need to invest significant amounts of cash and equity to attract and retain new employees and expend significant time and resources to identify, recruit, train and integrate such employees, and we may never realize returns on these investments. If we are unable to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity and retention could suffer, which could adversely affect our business, financial condition and results of operations.

If we are unable to make acquisitions and investments, or successfully integrate them into our business, our business, results of operations and financial condition could be adversely affected.

As part of our business strategy, we will continue to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services and other assets and strategic investments that complement our business. We have previously acquired and continue to evaluate targets that operate in relatively nascent markets, and as a result, there is no assurance that such acquired businesses will be successfully integrated into our business or generate substantial revenue. For example, in November 2018, we acquired Bikeshare Holdings LLC, or Motivate, the largest bike sharing platform in the United States.22

Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations, including:

•	intense competition for suitable acquisition targets, which could increase prices and adversely affect our ability to consummate deals on favorable or acceptable terms;

•	failure or material delay in closing a transaction;

•	transaction-related lawsuits or claims;

•	difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•	difficulties in retaining key employees or business partners of an acquired company;

•	diversion of financial and management resources from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

•

failure to identify the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, litigation, revenue recognition or other accounting practices, or employee or user issues;

•	risks that regulatory bodies may enact new laws or promulgate new regulations that are adverse to an acquired company or business;

•	theft of our trade secrets or confidential information that we share with potential acquisition candidates;

•	risk that an acquired company or investment in new offerings cannibalizes a portion of our existing business; and

•	adverse market reaction to an acquisition.

If we fail to address the foregoing risks or other problems encountered in connection with past or future acquisitions of businesses, new technologies, services and other assets and strategic investments, or if we fail to successfully integrate such acquisitions or investments, our business, results of operations and financial condition could be adversely affected.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users and unfavorable changes in or our failure to comply with existing or future laws governing the Internet and mobile devices.

Our business depends on users’ access to our platform via a mobile device and the Internet. We may operate in jurisdictions that provide limited Internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device are frequently provided by companies with significant market power that could take actions that degrade, disrupt or increase the cost of users’ ability to access our platform. In addition, the

[22]	NACTO; see the section titled “Industry, Market and Other Data.”

Internet infrastructure that we and users of our platform rely on in any particular geographic area may be unable to support the demands placed upon it. Any such failure in Internet or mobile device accessibility, even for a short period of time, could adversely affect our results of operations.

Moreover, we are subject to a number of laws and regulations specifically governing the Internet and mobile devices that are constantly evolving. Existing and future laws and regulations, or changes thereto, may impede the growth and availability of the Internet and online offerings, require us to change our business practices or raise compliance costs or other costs of doing business. These laws and regulations, which continue to evolve, cover taxation, privacy and data protection, pricing, copyrights, distribution, mobile and other communications, advertising practices, consumer protections, the provision of online payment services, unencumbered Internet access to our offerings and the characteristics and quality of online offerings, among other things. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation and brand a loss in business and proceedings or actions against us by governmental entities or others, which could adversely impact our results of operations.

We rely on mobile operating systems and application marketplaces to make our apps available to the drivers and riders on our platform, and if we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high rider reviews, our usage or brand recognition could decline and our business, financial results and results of operations could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make our apps available to the drivers and riders on our platform. Any changes in such systems and application marketplaces that degrade the functionality of our apps or give preferential treatment to our competitors’ apps could adversely affect our platform’s usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit us from making our apps available to drivers and riders, make changes that degrade the functionality of our apps, increase the cost of using our apps, impose terms of use unsatisfactory to us or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ application marketplace is more prominent than the placement of our apps, overall growth in our rider or driver base could slow. Our apps have experienced fluctuations in number of downloads in the past, and we anticipate similar fluctuations in the future. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our apps. Additionally, in order to deliver high-quality apps, we need to ensure that our offerings are designed to work effectively with a range of mobile technologies, systems, networks and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance drivers’ and riders’ experience. If drivers or riders on our platform encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our business, financial condition and results of operations could be adversely affected.

We depend on the interoperability of our platform across third-party applications and services that we do not control.

We have integrations with Google Maps Navigation, Concur, Certify, Expensify and a variety of other productivity, collaboration, travel, data management and security vendors. As our offerings expand and evolve, including as we develop autonomous technology, we may have an increasing number of integrations with other third-party applications, products and services. Third-party applications, products and services are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with third-party offerings following development changes. In addition, some of our competitors or technology partners may take actions which disrupt the interoperability of our platform with their own products or services, or exert strong business influence on our ability to, and the terms on which we, operate and distribute our platform. As our respective products evolve, we expect the types and levels of competition to increase. Should any of our competitors or technology partners modify their products, standards or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to competitive products or services, our products, platform, business, financial condition and results of operations could be adversely affected.

Defects, errors or vulnerabilities in our applications, backend systems or other technology systems and those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition and results of operations.

The software underlying our platform is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We rely heavily on a software engineering practice known as “continuous deployment,” which refers to the frequent release of our software code, sometimes multiple times per day. This practice increases the risk that errors and vulnerabilities are present in the software code underlying our platform. The third-party software that we incorporate into our platform may also be subject to errors or vulnerability. Any errors or vulnerabilities discovered in our code or from third-party software after release could result in negative publicity, a loss of users or loss of revenue and access or other performance issues. Such vulnerabilities could also be exploited by malicious actors and result in exposure of data of users on our platform, or otherwise result in a data breach as defined under various laws and regulations. We may need to expend significant financial and development resources to analyze, correct, eliminate or work around errors or defects or to address and eliminate vulnerabilities. Any failure to timely and effectively resolve any such errors, defects or vulnerabilities could adversely affect our business, financial condition and results of operations as well as negatively impact our reputation or brand.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

Companies in the Internet and technology industries are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased or otherwise obtained. As we gain an increasingly high public profile and the number of competitors in our market increases, the possibility of intellectual property rights claims against us grows. From time to time third parties may assert, and in the past have asserted, claims of infringement of intellectual property rights against us. See the section titled “Business—Legal Proceedings” for additional information about these types of legal proceedings. In addition, patent holders have sent us correspondence regarding various allegations of patent infringement and, in some instances, have initiated licensing discussions. Although we believe that we have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, financial condition and results of operations.

With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, financial condition and results of operations.

Failure to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations.

Our success is dependent in part upon protecting our intellectual property rights and technology (such as code, information, data, processes and other forms of information, knowhow and technology), or intellectual property. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property. However, the steps we take to protect our intellectual property may not be sufficient or effective. Even if we do detect violations, we may need to engage in litigation to enforce our rights. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management attention. While we take precautions designed to protect our intellectual property, it may still be possible for competitors and other unauthorized third parties to copy our technology and use our proprietary information to create or enhance competing solutions and services, which could adversely affect our position in our rapidly evolving and highly competitive industry. Some license provisions that protect against unauthorized use, copying, transfer and disclosure of our technology may be unenforceable under the laws of certain jurisdictions and foreign countries. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with our third-party providers and strategic partners. We cannot assure you that these agreements will be effective in controlling access to, and use and distribution of, our platform and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. We also enter into strategic partnerships, joint development and other similar agreements with third parties where intellectual property arising from such partnerships may be jointly-owned or may be transferred or licensed to the counterparty. Such arrangements may limit our ability to protect, maintain, enforce or commercialize such intellectual property rights, including requiring agreement with or payment to our joint development partners before protecting, maintaining, licensing or initiating enforcement of such intellectual property rights, and may allow such joint development partners to register, maintain, enforce or license such intellectual property rights in a manner that may affect the value of the jointly-owned intellectual property or our ability to compete in the market.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform or harm our reputation or brand. In addition, we may be required to license additional technology from third parties to develop and market new offerings or platform features, which may not be on commercially reasonable terms or at all and could adversely affect our ability to compete.

Our industry has also been subject to attempts to steal intellectual property, particularly regarding autonomous vehicle development, including by foreign actors. We, along with others in our industry, have been the target of attempted thefts of our intellectual property and may be subject to such attempts in the future. Although we take measures to protect our property, if we are unable to prevent the theft of our intellectual property or its exploitation, the value of our investments may be undermined and our business, financial condition and results of operations may be negatively impacted.

Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our offerings.

Our platform contains software modules licensed to us by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our platform.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.

Although we monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

We may expend substantial funds in connection with the tax liabilities that arise upon the initial settlement of RSUs in connection with this offering, and the manner in which we fund that expenditure may have an adverse effect on our financial condition and results of operations.

We may expend substantial funds to satisfy tax withholding and remittance obligations when we settle a portion of the RSUs granted prior to the date of this prospectus, which vest upon the satisfaction of both a time-based condition and a performance-based condition. The time-based condition for a majority of such RSUs is satisfied over a period of four years. The performance-based condition of such RSUs will be satisfied upon the effectiveness of this offering. On the settlement dates for the RSUs, we expect to withhold shares and remit income taxes on behalf of the holders of RSUs at the applicable minimum statutory rates, which we refer to as a net settlement. We expect the applicable minimum statutory rates to be approximately     % on average, and the income taxes due would be based on the then-current value of the underlying shares of our common stock. Based on the number of RSUs outstanding as of December 31, 2018 for which the time-based condition had been satisfied on that date, and assuming (i) the performance condition had been satisfied on that date and (ii) that the price of our common stock at the time of settlement was equal to $        , which is the initial public offering price

per share, we estimate that this tax obligation on the initial settlement date would be approximately $         million in the aggregate. The amount of this obligation could be higher or lower, depending on the price of shares of our common stock, and the actual number of RSUs outstanding for which the time-based condition has been satisfied, on the initial settlement date for the RSUs. To settle these RSUs on the initial settlement date, assuming a     % tax withholding rate, if we choose to undertake a net settlement of all of these awards to satisfy the income tax obligations related to the vesting and settlement of RSUs, we would expect to deliver an aggregate of approximately              million shares of our common stock to RSU holders after withholding an aggregate of approximately              million shares of our common stock. In connection with these net settlements, we would withhold and remit the tax liabilities on behalf of the RSU holders to the relevant tax authorities in cash.

If we choose to undertake a net settlement of the RSUs, then in order to fund the tax withholding and remittance obligations on behalf of the RSU holders, we would expect to use a substantial portion of our cash and cash equivalent balances.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value added or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to businesses like ours and to drivers is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to drivers’ businesses.

In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. For example, on November 6, 2018, voters in San Francisco approved “Proposition C,” which authorizes San Francisco to impose additional taxes on businesses in San Francisco that generate a certain level of gross receipts. Such taxes would adversely affect our financial condition and results of operations.

We are subject to non-income taxes, such as payroll, sales, use, value-added and goods and services taxes in the United States and various foreign jurisdictions, and we may face various indirect tax audits in various U.S. and foreign jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could discourage drivers and riders from utilizing our offerings or could otherwise harm our business, financial condition and results of operations. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition will be harmed.

Additionally, one or more states, localities or other taxing jurisdictions may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. For example, taxing authorities in the United States and other countries have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. After the U.S. Supreme Court decision in South Dakota v. Wayfair Inc., certain states have enacted laws that would require tax reporting, collection or tax remittance on items sold online. Requiring tax reporting or collection could decrease driver or rider activity, which would harm our business. This new legislation could require us or drivers to incur substantial costs in order to comply, including costs associated with tax calculation, collection and remittance and audit requirements, which could make our offerings less attractive and could adversely affect our business, financial condition and results of operations.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

Changes in U.S. tax laws could have a material adverse effect on our business, financial condition and results of operations.

On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act, or the Tax Act, was enacted, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the new legislation on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. However, since we have recorded a full valuation allowance against our deferred tax assets, these changes did not have a material impact on our consolidated financial statements. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. Provisional accounting impacts may change in future reporting periods until the accounting analysis is finalized, which will occur no later than one year from the date the Tax Act was enacted. As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of the             . The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from any international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the         . We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, financial condition and results of operations and could cause a decline in the market price of our common stock.

Our reported results of operations may be adversely affected by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported results of operations and could affect the reporting of transactions completed before the announcement of a change. For example, in May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which superseded nearly all existing revenue recognition guidance. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2017, we had $1.47 billion of federal and $1.19 billion of state net operating loss carryforwards, or NOLs, available to reduce future taxable income, which will begin to expire in 2030 for federal and 2021 for state tax purposes. It is possible that we will not generate taxable income in time to use NOLs before their expiration, or at all. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use net operating loss to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering.

The Tax Act, among other things, includes changes to U.S. federal tax rates and the rules governing NOLs. For NOLs arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer’s ability to utilize NOLs to 80% of taxable income (as calculated before taking the NOLs into account). In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As we maintain a full valuation allowance against our U.S. NOLs, these changes will not impact our balance sheet as of December 31, 2017. However, in future years, if and when a net deferred tax asset is recognized related to our NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks and our plans may not be successful.

We have started expanding our presence internationally. In 2017, we launched our offerings in Canada and we may continue to expand our international operations. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

•	competition from local incumbents that better understand the local market, may market and operate more effectively and may enjoy greater local affinity or awareness;

•	differing demand dynamics, which may make our offerings less successful;

•	complying with varying laws and regulatory standards, including with respect to data privacy, tax and local regulatory restrictions;

•	obtaining any required government approvals, licenses or other authorizations;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States; and

•	limitations on the repatriation and investment of funds as well as foreign currency exchange restrictions.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition and results of operations could be adversely affected.

In addition, international expansion may increase our risks in complying with various laws and standards, including with respect to anti-corruption, anti-bribery, export controls and trade and economic sanctions.

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the Internet or the operations of our third-party technology providers. In particular, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. In addition, any unforeseen public health crises, such as epidemics, political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in the United States or abroad, could adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could result in decreased demand for our offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

Our business and results of operations are also subject to global economic conditions, including any resulting effect on spending by us or our riders. If general economic conditions deteriorate in the United States or in other markets where we operate, discretionary spending may decline and demand for ridesharing may be reduced. An economic downturn resulting in a prolonged recessionary period may have a further adverse effect on our revenue.

Operating as a public company requires us to incur substantial costs and requires substantial management attention. In addition, key members of our management team have limited experience managing a public company.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we are subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC and the listing standards of the             . For example, the Exchange Act requires, among other things, we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. Compliance with these rules and regulations will increase our legal and financial compliance costs, and increase demand on our systems, particularly after we are no longer an “emerging growth company.” In addition, as a public company, we may be subject to stockholder activism, which can lead to additional substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, delayed adoption of certain new or revised accounting standards, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five full fiscal years following the completion of this offering but we expect not to be an “emerging growth company” sooner. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the trading price of our common stock may be more volatile.

Risks Related to Ownership of Our Common Stock

Upon completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own approximately     % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.

Upon completion of this offering, our executive officers, directors and our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

An active trading market for our common stock may never develop or be sustained.

We intend to apply for the listing of our common stock on the              under the symbol “LYFT.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the trading prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•

failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new offerings or platform features;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses, services or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on 226,121,608 shares of our common stock (including the Capital Stock Conversion and the RSU Settlement) outstanding as of December 31, 2017, we will have              shares of our common stock outstanding after this offering. Our executive officers, directors and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us or have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. We refer to such period as the lock-up period. Pursuant to the lock-up agreements with the underwriters, if (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred, and (iii) such lock-up period is scheduled to end during or within five trading days prior to a broadly applicable period during which trading in our securities would not be permitted under our insider trading policy, or a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. We and the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period.

As a result of these agreements and the provisions of our Amended and Restated Investors’ Rights Agreement dated June 27, 2018, or our IRA, described further in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements and market standoff agreements described above), the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144.

Upon completion of this offering, stockholders owning an aggregate of up to              shares of our common stock will be entitled, under our IRA, to require us to register shares owned by them for public sale in the United States. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock of $         per share as of December 31, 2017. Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase common stock in this offering, you will incur immediate dilution of $         per share in the net tangible book value per share from the price you paid.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. In addition, as of December 31, 2017, options to purchase 16,301,981 shares of our common stock with a weighted-average exercise price of approximately $3.41 per share were outstanding, as well as 26,051,938 shares of our common stock subject to RSUs. The exercise of any of these options and settlement of any of these RSUs would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. For more information, see the section titled “Dilution.”

Prior to this offering, there has been limited trading of our common stock at prices that may be higher than what our common stock will trade at once it is listed.

Prior to this offering, our shares have not been listed on any stock exchange or other public trading market, but there has been some trading of our securities in private trades. These trades were speculative, and the trading price of our securities in these trades was privately negotiated. We cannot assure you that the price of our common stock will equal or exceed the price at which our securities have traded prior to this offering.

We have broad discretion over the use of the net proceeds from this offering and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition and results of operations. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•	certain amendments to our amended and restated certificate of incorporation will require the approval of at least % of our then-outstanding common stock;

•	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, our President or a majority of our board of directors;

•	certain litigation against us can only be brought in Delaware;

•

our amended and restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Our amended and restated bylaws will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

In making your investment decision, you should understand that we and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers or employees. We and the underwriters have not authorized any other party to provide you with information concerning us or this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the market price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our common stock to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including capital expenditures related to asset-intensive offerings, our ability to determine reserves and our ability to achieve and maintain future profitability;

•	the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;

•	the demand for our platform or for TaaS networks in general;

•	our ability to attract and retain drivers and riders;

•	our ability to develop new offerings and bring them to market in a timely manner and make enhancements to our platform;

•	our ability to compete with existing and new competitors in existing and new markets and offerings;

•	our expectations regarding outstanding litigation, including with respect to the classification of drivers on our platform;

•	our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation and privacy and data protection;

•	our ability to manage and insure auto-related and operations-related risk associated with our TaaS network;

•	our expectations regarding new and evolving markets, including autonomous vehicles and bikes and scooters;

•	our ability to develop and protect our brand;

•	our ability to maintain the security and availability of our platform;

•	our expectations and management of future growth;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to successfully acquire and integrate companies and assets;

•	the increased expenses associated with being a public company; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

INDUSTRY, MARKET AND OTHER DATA

Unless otherwise indicated, estimates and information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity and market size, are based on industry publications and reports generated by third-party providers, other publicly available studies and our internal sources and estimates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The content of, or accessibility through, the below sources and websites, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein and any websites are an inactive textual reference only.

The sources of the statistical data, estimates and market and industry data contained in this prospectus are identified by superscript notations and are provided below:

•	Bankrate, LLC, The 10 Most Affordable Cities for Buying a Car, June 2017.

•	Cone Communications LLC, CSR Study, May 2017.

•	Donald Shoup, The High Cost of Free Parking, 2011.

•	Fabio Caiazzo, et al., Air Pollution and Early Deaths in the United States, May 2013.

•	INRIX, Inc., INRIX Global Traffic Scorecard 2017, February 2018.

•	Kara MacLeod, et al., Missed or Delayed Medical Care Appointments by Older Users of Nonemergency Medical Transportation, February 2014.

•	Lawrence F. Katz and Alan B. Krueger, The Rise and Nature of Alternative Work Arrangements in the United States, 1995-2015, March 2016.

•

McKinsey & Company, Inc., How Shared Mobility Will Change the Automotive Industry, April 2017. This report can be found at: https://www.mckinsey.com/industries/automotive-and-assembly/our-insights/how-shared-mobility-will-change-the-automotive-industry.

•	National Association of City Transportation Officials, Bike Share in the U.S.: 2017, May 2018.

•	Nicholas Klein and Michael Smart, Millennials and Car Ownership: Less Money, Fewer Cars, August 2016.

•	Pew Research Center, Millennials Projected to Overtake Baby Boomers as America’s Largest Generation, March 2018.

•

The Boston Consulting Group, Inc., Hopping Abroad the Sharing Economy, August 2017. This report can be found at: http://image-src.bcg.com/Images/BCG-Hopping-Aboard-the-Sharing-Economy-Aug-2017_tcm30-168558.pdf.

•	U.S. Bureau of Labor Statistics, Consumer Expenditures—2017, September 2018.

•	U.S. Census Bureau, QuickFacts, 2017.

•	U.S. Department of Transportation, Commuters by Mode 1989-2016.

•	U.S. Department of Transportation, Contemporary Approaches to Parking Pricing: A Primer, February 2017.

•	U.S. Department of Transportation, Highway Statistics 1986.

•	U.S. Department of Transportation, Highway Statistics 2016, September 2017.

•	U.S. Department of Transportation, 2017 Fatal Motor Vehicle Crashes: Overview, October 2018.

Our Economic Impact Report is an annual survey of riders and drivers on our platform. This survey is commissioned by us and conducted by a third party. References to “Economic Impact Report” refer to our 2018 Economic Impact Report.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $        , based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, we estimate that the net proceeds to us would be approximately $        , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the net proceeds that we receive from this offering by approximately $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our stockholders.

We intend to use a portion of the net proceeds we receive from this offering to satisfy our anticipated tax withholding and remittance obligations of $         related to the RSU Settlement. This amount is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU Settlement by $        .

We also intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in short-term, investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2017 as follows:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the Capital Stock Conversion, as if such conversions had occurred on December 31, 2017, (ii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware that will become effective immediately prior to the completion of this offering, (iii) stock-based compensation expense of $         associated with the RSU Settlement, (iv) the net issuance of                  shares of our common stock upon the RSU Settlement and (v) a cash payment of $         to satisfy our tax withholding and remittance obligations related to the RSU Settlement, which amount is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and

•

on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of                  shares of our common stock in this offering, based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of December 31, 2017
	Actual	Pro forma(1)(2)	Pro forma as adjusted(2)(3)
	(in thousands, except for share and per share data)
Cash and cash equivalents	$1,106,102	$	$

Redeemable convertible preferred stock, par value $0.00001 per share: 201,179,375 shares authorized, 199,814,929 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	4,284,049			—
Stockholders’ equity (deficit):
Preferred stock, par value $0.00001 per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—			—
Common stock, par value $0.00001 per share: 300,000,000 shares authorized, 19,915,696 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	55,568
Accumulated other comprehensive loss	(1,011)
Accumulated deficit	(2,033,995)

Total stockholders’ equity (deficit)	(1,979,438)

Total capitalization	$2,304,611	$	$

(1)

The pro forma data as of December 31, 2017, gives effect to stock-based compensation expense of $         associated with the RSU Settlement. The pro forma adjustment related to stock-based compensation expense of $         has been reflected as an increase to additional paid-in capital and accumulated deficit.

(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU Settlement by $        .

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $        , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization and shares outstanding as of December 31, 2017 would be $        , $        , $        , $         and                 , respectively.

The pro forma and pro forma as adjusted columns in the table above are based on 226,121,608 shares of our common stock (after giving effect to the Capital Stock Conversion and the RSU Settlement) outstanding as of December 31, 2017, and exclude the following:

•

16,301,981 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2017, with a weighted-average exercise price of $3.41 per share;

•	19,660,955 shares of our common stock subject to RSUs outstanding, but for which the time-based vesting condition was not satisfied as of December 31, 2017;

•	22,556,086 shares of our common stock subject to RSUs granted after December 31, 2017; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2019 Plan, which will become effective prior to the completion of this offering; and

•

                 shares of our common stock reserved for future issuance under our 2008 Plan as of December 31, 2017, of which                  shares were added to the shares of our common stock reserved for issuance under our 2018 Plan when it was adopted in June 2018. Any shares of our common stock that remain reserved for issuance under our 2018 Plan and not subject to outstanding awards thereunder will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, at which time we will cease granting awards under our 2018 Plan.

Our 2019 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2008 Plan and 2018 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities and redeemable convertible preferred stock by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of December 31, 2017 was ($1.98) billion, or ($99.61) per share. Our pro forma net tangible book value as of December 31, 2017 was $         billion, or $         per share, based on the total number of shares of our common stock outstanding as of December 31, 2017, after giving effect to the Capital Stock Conversion and the RSU Settlement.

After giving effect to the sale by us of                  shares of our common stock in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $        , or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $         per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2017	$(99.61)
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 31, 2017
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $         per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $         per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $         per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares of common stock in this offering would be $         per share.

The following table presents, as of December 31, 2017, after giving effect to the Capital Stock Conversion and the RSU Settlement, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock and the average price per share paid or to be paid to us at the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percentage
Existing stockholders			%	$		%	$
New investors							$

Totals		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $         million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares of our common stock offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all stockholders by $        , assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 226,121,608 shares of our common stock (after giving effect to the Capital Stock Conversion and the RSU Settlement) outstanding as of December 31, 2017, and excludes:

•

16,301,981 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of December 31, 2017, with a weighted-average exercise price of $3.41 per share;

•	19,660,955 shares of our common stock subject to RSUs outstanding, but for which the time-based vesting condition was not satisfied as of December 31, 2017;

•	22,556,086 shares of our common stock subject to RSUs granted after December 31, 2017; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•	shares of our common stock to be reserved for future issuance under our 2019 Plan, which will become effective prior to the completion of this offering; and

•

                 shares of our common stock reserved for future issuance under our 2008 Plan as of December 31, 2017, of which                  shares were added to the shares of our common stock reserved for issuance under our 2018 Plan when it was adopted in June 2018. Any shares of our common stock that remain reserved for issuance under our 2018 Plan and not subject to outstanding awards thereunder will be added to the shares of our common stock to be reserved for future issuance under our 2019 Plan upon its effectiveness, at which time we will cease granting awards under our 2018 Plan.

Our 2019 Plan provides for increases to the number of shares that may be granted thereunder based on shares under our 2008 Plan and 2018 Plan that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase our common stock are exercised, RSUs are settled or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following selected consolidated financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year Ended December 31,
	2016	2017
	(in thousands, except for per share amounts)
Revenue	$343,298		$1,059,881

Costs and expenses(1)
Cost of revenue	279,011		659,533
Operations and support	97,880		183,513
Research and development	64,704		136,646
Sales and marketing	434,344		567,015
General and administrative	159,962		221,446

Total costs and operating expenses	1,035,901		1,768,153

Loss from operations	(692,603)		(708,272)
Interest income, net	6,964		20,243
Other income, net	3,246		284

Loss before income taxes	(682,393)		(687,745)
Provision for income taxes	401		556

Net loss	$(682,794)		$(688,301)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(37.08)		$(35.53)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(2)	18,413		19,371

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)		$

Pro forma weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)

(1)	Costs and expenses include stock-based compensation expense as follows:

	Year Ended December 31,
	2016	2017
	(in thousands)
Cost of revenue	$518	$464
Operations and support	1,066	2,549
Research and development	2,696	2,379
Sales and marketing	974	415
General and administrative	4,140	3,739

Total stock-based compensation expense	$9,394	$9,546

(2)

See Note 9 to our consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data

	As of December 31,
	2016	2017
	(in thousands)
Cash and cash equivalents	$469,239	$1,106,102
Short-term investments	543,095	1,284,642
Prepaid expenses and other current assets	62,749	172,951
Restricted cash, cash equivalents and investments	163,932	433,699
Total assets	1,248,978	3,016,727
Total liabilities	313,938	712,116
Redeemable convertible preferred stock	2,238,770	4,284,049
Total stockholders’ deficit	(1,303,730)	(1,979,438)

Key Business and Non-GAAP Metrics

We review a number of operating and financial metrics, including the following key business and non-GAAP metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Active Riders, Revenue per Active Rider and Rides

	Three Months Ended
	March 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	March 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017
	(in millions, except for dollar amounts)
Active Riders	3.5	4.5	5.7	6.6	8.1	9.4	11.4	12.6
Revenue per Active Rider	$15.88	$14.11	$18.03	$18.53	$21.42	$25.29	$26.59	$27.34
Rides	29.0	36.5	44.3	52.6	70.4	85.8	103.1	116.3

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Business Model” for a description of Active Riders, Revenue per Active Rider and Rides.

Other Key Business and Non-GAAP Metrics

	Year Ended December 31,		Growth Rate for the Year Ended December 31, 2017
	2016	2017
	(dollars in millions)
Bookings	$1,904.7	$4,586.7	140.8%
Revenue as a Percentage of Bookings	18.0%	23.1%
Contribution	$82.0	$400.9	388.9%
Contribution Margin	23.9%	37.8%
Adjusted EBITDA	$(665.5)	$(696.1)	(4.6%)
Adjusted EBITDA Margin	(193.9%)	(65.7%)

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Key Business and Non-GAAP Metrics and Trends” for a description of Bookings, Revenue as a Percentage of Bookings, Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable financial measures calculated in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled “Risk Factors” and other parts of this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Our Business

Our mission is to improve people’s lives with the world’s best transportation.

Lyft started a movement to revolutionize transportation. In 2012, we launched our peer-to-peer marketplace for on-demand ridesharing and have continued to pioneer innovations aligned with our mission. Today, Lyft is one of the largest and fastest-growing multimodal transportation networks in the United States and Canada. To date, we have facilitated over one billion rides.

We are laser-focused on revolutionizing transportation and continue to lead the market in innovation. We have established a scaled network of users brought together by our robust technology platform that powers millions of rides and connections every day. We leverage our technology platform, the scale and density of our user network and insights from over one billion rides to continuously improve our ridesharing marketplace efficiency and develop new offerings. For example, we pioneered Shared Rides, providing lower-cost rides to riders traveling similar routes while improving the efficiency of our network. More recently, we were the first company to launch a publicly-available commercial autonomous offering in the United States.

Today, our offerings include an expanded set of transportation modes, such as access to a network of shared bikes and scooters for shorter rides and first-mile and last-mile legs of multimodal trips. We also recently added information about nearby public transit routes in select cities to offer riders a robust view of transportation options. Our multimodal platform enables TaaS, which we believe offers a viable alternative to car ownership. We anticipate the demand for our offerings will continue to grow as more and more people discover the convenience, experience and affordability of using Lyft.

Over the past six years, we have achieved several key milestones:

Evolution of Lyft
Bookings
$1.06bn Revenue (2017)
$4.59bn Bookings (2017)
17.4mm Active Riders (Q3 '18)
1.0bn+ Cumulative Rides
Launch
Launched our ridesharing marketplace in San Francisco
1,000,000 Rides
Reached 1 million Rides on the platform
Shared Rides
Launched Shared Rides in select markets
Express Pay
First TaaS company to introduce instant payouts to drivers through the app xd
Launched Express Drive, enabling drivers to access rental cars from third parties
Autonomous
Opened Level 5 Engineering Center to develop autonomous technology
Geographic expansion
Expanded to Canada, our first international expansion
Bikes & Scooters
Acquired Motivate, the largest bikesharing platform in the United States
Launched scooter network in select cities
2012 2013 2014 2015 2016 2017 2018
1 Defined as all riders who take at least one ride on our multimodal platform during a quarter.
2 Defined as all drivers who give at least one ride on our ridesharing marketplace during a quarter.

We generate substantially all of our revenue from our ridesharing marketplace that connects drivers and riders. We collect service fees and commissions from drivers for their use of our ridesharing marketplace. As drivers accept more rider leads and complete more rides, we earn more revenue. We also generate revenue from the renting of bikes and scooters and making our ridesharing marketplace available to organizations through our Concierge offering, enabling them to request rides for their customers and employees.

We have made focused and substantial investments in support of our mission. For example, to continually launch new innovations on our platform, we have invested heavily in research and development and have completed multiple strategic acquisitions. We have also invested in sales and marketing to grow our community, cultivate a differentiated brand that resonates with drivers and riders and promote further brand awareness. Together, these investments have enabled us to create a powerful multimodal platform and scaled user network that has resulted in the rapid growth of our business. Our U.S. ridesharing market share was     % in December 2018, up from 21% in December 2016.23

We are continuing to invest in the future, both organically and through acquisitions of complementary businesses. We are investing in the expansion of our scooter network and have expanded into shared bikes with our recent acquisition of Motivate, the largest bike sharing platform in the United States.24 In addition, we are investing in autonomous vehicle technology, which we believe will be a critical part of the future of transportation. Our strategy is always to be at the forefront of transportation innovation, and we believe these investments will continue to position us as a leader in TaaS.

Our revenue was $343.3 million and $1.06 billion in 2016 and 2017, respectively, representing year-over-year growth of 209%. We generated Bookings of $1.90 billion and $4.59 billion in 2016 and 2017, respectively, representing year-over-year growth of 141%. Our net loss was $682.8 million and $688.3 million in 2016 and 2017, respectively, and our Contribution was $82.0 million and $400.9 million in 2016 and 2017, respectively. See the section titled “—Other Key Business and Non-GAAP Metrics and Trends” for a description of Bookings and Contribution, and the section titled “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of Contribution to revenue, the most directly comparable financial measure calculated in accordance with GAAP.

Our Business Model

We provide a multimodal platform that offers riders seamless, personalized and on-demand access to a variety of transportation options. The success of our business model depends significantly on our ability to efficiently attract and retain drivers and riders in the local markets in which we operate and increase the amounts that riders spend on our platform over time.

Monetizing Our Multimodal Platform

We monetize our platform through the following offerings:

•

Ridesharing Marketplace. Since launching our platform, we have earned revenue from our ridesharing marketplace by generating income opportunities for drivers. We provide drivers with a technology platform which facilitates lead generation, billing and settlement, support and related activities to enable drivers to provide their transportation services to riders. Driver earnings are based on the time and distance of the ride. We receive a service fee plus a commission that varies based on the price of the ride. To ensure that a sufficient number of drivers are available to provide rides during peak demand hours, we utilize a range of incentives for drivers, which have the effect of reducing our revenue. To increase the number of rides that riders take through our platform, we often engage in promotions to riders, which, depending on the type of promotion, are treated either as a reduction to revenue or a sales and marketing expense.

•

Bikes and Scooters. We have a network of shared bikes and scooters in select cities to address the needs of riders who value lower-priced, more active and potentially more efficient transportation options for shorter routes. In 2018, we began to generate revenue from rental or subscription fees paid by riders to access our network of shared bikes and scooters.

[23]

These market share figures are based on the number of rides and were gathered by Rakuten Intelligence. Rakuten is the parent company of Rakuten Intelligence, and an entity affiliated with Rakuten currently holds more than 5% of our outstanding capital stock. For more information, see the sections titled “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

[24]	NACTO; see the section titled “Industry, Market and Other Data.”

•

Concierge for Organizations. Our Concierge offering enables organizations to request rides for their customers and employees. In 2017, we began to generate revenue from Concierge platform fees paid by these organizations. These Concierge platform fees are earned as either a fixed dollar amount on a per ride basis or as a percentage of the ride price.

We have additional features to help organizations and riders manage separate payment methods and travel expensing for business rides as well as for riders to find information about nearby transit options. These activities are not monetized directly but are designed to increase engagement with our platform.

Growing Our Rider Community

Active Riders

The number of Active Riders is a key indicator of the scale of our community and awareness of our brand. We believe that the growth of our Active Rider base is also indicative of our long-term revenue growth potential. We expect the number of Active Riders to grow as we attract and retain riders in new and existing markets, expand the transportation modes available through our platform to appeal to a wider range of riders and use cases and experience wider market adoption of TaaS networks. However, the growth rate of Active Riders will fluctuate from period to period and the growth rates will decline over time as we achieve greater scale. We attract new Active Riders organically as well as from paid media, referrals and partnerships. An increasing percentage of our new Active Riders join our platform organically as a result of our growing brand awareness. For the quarter ended December 31, 2017, approximately 70% of new Active Riders downloaded our Lyft app organically.

We define Active Riders as all riders who take at least one ride on our multimodal platform through the Lyft app during a quarter. An Active Rider is identified by a unique phone number. If a rider has two mobile phone numbers or changed their phone number and such rider took rides using both phone numbers during the quarter, that person would count as two Active Riders. If a rider has a personal and business profile tied to the same mobile phone number, that person would be considered a single Active Rider. If a ride has been requested by an organization using our Concierge offering for the benefit of a rider, we exclude this rider in the calculation of Active Riders since using the Lyft app is not required. With acquired businesses, including Motivate, only riders that have taken a ride or rented a bike or scooter through our Lyft app during the quarter will count as an Active Rider.

Increasing Usage of Our Multimodal Platform

Revenue per Active Rider

Revenue per Active Rider represents our ability to drive usage and monetization of our platform. Revenue per Active Rider has increased in all periods presented, other than in the second quarter of 2016, which decreased as a result of a significant increase in incentives related to driver sign-up bonuses during this quarter, which generally have the effect of reducing our revenue. We expect Revenue per Active Rider to continue to increase as we generate increased ride frequency, offer additional modes of transportation such as bikes and scooters, release product improvements designed to increase conversion and expand offerings for businesses and organizations and premium offerings such as Lux, Lux Black and Lux Black XL. However, the amount of the historical increases in Revenue per Active Rider may not be indicative of future growth, and the growth rate and amount of Revenue per Active Rider may fluctuate or decline in future periods.

We define Revenue per Active Rider as quarterly revenue divided by the number of Active Riders for the same quarter.

Rides

The number of Rides represents the level of usage of our platform. We expect the number of Rides to continue increasing as the number of Active Riders increases, we expand our network of shared bikes and scooters and we develop new offerings, such as subscriptions.

We define Rides as the total number of rides completed using our multimodal platform, across all modes of transportation we offer. This includes any Rides taken through acquired businesses following the date of acquisition, whether on our Lyft app or through the app or website of the acquired business. If multiple riders take a private ridesharing Ride, including situations where one party picks up another party on the way to a destination, or splits the bill, we count this as a single Ride. Each unique segment of a Shared Ride is considered a single Ride. For example, if two riders successfully match in Shared Ride mode and both complete their Rides, we count this as two Rides. We include all Rides taken by riders via our Concierge offering, even though such riders are excluded from the definition of Active Riders because using the Lyft app is not required.

Our Attractive Cohort Trends

We have a history of attracting new riders and expanding their use of our platform over time. We evaluate this trend by tracking annual cohorts of riders. We define a cohort of riders as riders who took their first Ride on our platform in a specific year. For example, the 2015 cohort includes all riders that took their first Ride on our platform between January 1, 2015 and December 31, 2015. We calculate our retention by dividing the aggregate number of Rides each cohort takes during each year by the aggregate number of Rides taken by such cohort in the first year such cohort took a Ride. For example, in 2017, the 2015 cohort took an aggregate of 59.7 million rides, representing 238% of the Rides taken by the cohort in 2015.

Rides by Annual Cohort 2015 2016 2017
2015 2016 2017 2017 rides as a % of base year
100% 164% 238%

Over time, we have seen the aggregate number of Rides taken generally increase as riders in each cohort derive more utility out of our platform and expand their use cases. We expect the growth in Rides taken by each cohort to continue as a result of an increased frequency of use of our multimodal platform as we innovate and expand offerings.

Other Key Business and Non-GAAP Metrics and Trends

In addition to the metrics discussed in the section titled “—Our Business Model,” we also review the following key business metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

	Year Ended December 31,		Growth Rate for the Year Ended December 31, 2017
	2016	2017
	(dollars in millions)
Bookings	$1,904.7	$4,586.7	140.8%
Revenue as a Percentage of Bookings	18.0%	23.1%
Contribution	$82.0	$400.9	388.9%
Contribution Margin(1)	23.9%	37.8%
Adjusted EBITDA(1)	$(665.5)	$(696.1)	(4.6%)
Adjusted EBITDA Margin(1)	(193.9%)	(65.7%)

(1)

Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measures, see “—Reconciliation of Non-GAAP Financial Measures.”

Bookings

Bookings reflects the total dollar value of transportation spend that we facilitate through our platform, excluding the reductions below. We believe this is a key indicator of the utility of transportation solutions provided through our multimodal platform, as well as the scale and growth in our business.

We define Bookings as the aggregate charges for Rides on our platform, net of the following reductions:

•	any pass-through amounts paid to drivers and regulatory agencies, including sales tax and other fees such as airport and city fees, as well as tips, tolls, cancellation and additional fees;

•	the aggregate amount of market-wide price adjustment promotions offered to ridesharing riders; and

•	any discounts for renters of bikes and scooters.

For example, if a rider was charged $24.00 for a Ride that included a $3.00 airport fee and a $4.00 tip to the driver, Bookings would be $17.00 (reflecting the $24.00 charged less the $3.00 airport fee and $4.00 tip). If a rider was charged $3.50 to rent a scooter, Bookings would be $3.50.

Revenue as a Percentage of Bookings

Revenue as a Percentage of Bookings is a key measure of our ability to:

•	increase driver utilization when on the platform;

•	increase the efficiency and effectiveness of driver incentives to meet demand;

•	earn increased services fees and commissions from drivers;

•	increase match efficiency in our Shared Ride mode;

•	drive Bookings of bikes and scooters, where revenue equals Bookings; and

•	reduce market-wide price adjustment promotions offered to ridesharing riders and discounts on Shared Rides.

Our Revenue as a Percentage of Bookings decreased between the first and second quarter of 2016 as a result of a significant increase in incentives related to driver sign-up bonuses during the second quarter, which generally has the effect of reducing our revenue. The decline in Revenue as a Percentage of Bookings between the third and fourth quarter of 2017 related to our need to provide larger incentives to drivers to help keep up with rider demand during the period, which generally has the effect of reducing our revenue.

Over time, the drivers on our platform have been able to complete Rides more frequently and utilize driver hours more efficiently. We expect our Revenue as a Percentage of Bookings to increase over time as we improve the utilization of driver hours, increase the efficiency of driver incentives and generate revenue from our network of shared bikes and scooters. However, this metric could fluctuate from period to period and could decline in future periods.

We define Revenue as a Percentage of Bookings as revenue for a period divided by Bookings for the same period.

Contribution and Contribution Margin

Contribution and Contribution Margin are measures used by our management to understand and evaluate our operating performance and trends. We believe Contribution and Contribution Margin are key measures of our ability to achieve profitability and increase it over time. We expect our Contribution Margin will fluctuate in the near term as we expand our network of shared bikes and scooters. However, we expect our Contribution Margin to increase over the long term as we scale and increase the usage of our platform and improve our ability to manage cost of revenue.

We define Contribution as revenue less cost of revenue, adjusted to exclude the following items from cost of revenue:

•	amortization of intangible assets;

•	stock-based compensation expense; and

•	changes to the insurance reserve attributable to historical periods.

For more information about cost of revenue, see the section titled “—Components of Results of Operations—Cost of Revenue.”

We record changes to historical insurance claims under ridesharing for financial reporting purposes in the quarter of positive or adverse development even though such development may be related to claims that occurred in earlier periods. For example, if in the first quarter of a given year, the cost of claims grew by $1 million for claims related to the prior fiscal year or earlier, the expense would be recorded for GAAP purposes within the first quarter instead of in the results of a previously reported prior period. We believe these prior period insurance reserve changes do not illustrate the current period performance of our ongoing operations since these prior period reserve changes relate to claims that could date back potentially years. We have limited ability to influence the ultimate development of historical claims. Accordingly, including the prior period reserve changes would not illustrate the performance of our ongoing operations or how the business is run or managed by us. For consistency, we do not adjust the calculation of Contribution for any prior period based on any positive or adverse development that occurs subsequent to the quarter end. Annual Contribution is calculated by adding Contribution of the last four quarters. We believe the exclusion of the insurance reserves adjustment from

Contribution and Adjusted EBITDA is useful to investors by enabling them to better assess our operating performance in the context of current period results.

Contribution Margin is calculated by dividing Contribution for a period by revenue for the same period.

For more information regarding the limitations of Contribution and Contribution Margin and a reconciliation of revenue to Contribution, see the section titled “—Reconciliations of Non-GAAP Financial Measures.”

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA Margin are key performance measures that our management uses to assess our operating performance and the operating leverage in our business. Because Adjusted EBITDA and Adjusted EBITDA Margin facilitate internal comparisons of our historical operating performance on a more consistent basis, we use these measures for business planning purposes. We expect Adjusted EBITDA Margin will increase over the long term as we continue to scale our business and achieve greater efficiencies in our operating expenses.

We calculate Adjusted EBITDA as net loss, adjusted to exclude:

•	interest income, net;

•	other income, net;

•	provision for income taxes;

•	depreciation and amortization;

•	stock-based compensation expense;

•	changes to the insurance reserve attributable to historical periods; and

•	costs related to acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA for a period by revenue for the same period.

For more information regarding the limitations of Adjusted EBITDA and Adjusted EBITDA Margin and a reconciliation of net loss to Adjusted EBITDA, see the section titled “—Reconciliations of Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Financial Measures

We use Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, our Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

We compensate for these limitations by providing a reconciliation of Contribution and Adjusted EBITDA to the related GAAP financial measures, revenue and net loss, respectively. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin in conjunction with their respective related GAAP financial measures.

The following table provides a reconciliation of revenue to Contribution:

	Year Ended December 31,
	2016	2017
	(in millions)
Revenue	$343.3	$1,059.9
Less cost of revenue	(279.0)	(659.5)
Adjusted to exclude the following (as related to cost of revenue):
Amortization of intangible assets	0.0	0.0
Stock-based compensation	0.5	0.5
Changes to insurance reserve attributable to historical periods(1)	17.2	—

Contribution	$82.0	$400.9

(1)	$17.2 million of insurance expense recorded in 2016 reflects changes to reserves estimates of claims from 2015 and earlier periods.

The following table provides a reconciliation of net loss to Adjusted EBITDA:

	Year Ended December 31,
	2016	2017
	(in millions)
Net loss	$(682.8)	$(688.3)
Adjusted to exclude the following:
Interest income, net	(7.0)	(20.2)
Other income, net	(3.2)	(0.3)
Provision for income taxes	0.4	0.6
Depreciation and amortization	0.5	2.6
Stock-based compensation	9.4	9.5
Changes to insurance reserve attributable to historical periods(1)	17.2	—
Costs related to acquisitions	0.0	0.0

Adjusted EBITDA	$(665.5)	$(696.1)

(1)	$17.2 million of insurance expense recorded in 2016 reflects changes to reserves estimates of claims from 2015 and earlier periods.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors present significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Ability to Cost-Effectively Attract and Retain Riders and Increase Our Share of Their Transportation Spend

We grow our business by attracting new riders to our platform and increasing their usage of our platform over time. To effectively attract riders, we focus on driving organic adoption in our rider base, and do so with investments in brand and growth marketing to increase consumer awareness. We also offer incentives for first time riders to try Lyft, as well as incentives for existing drivers and riders to refer new riders. Once riders start using Lyft, we provide a quality experience and a diverse offering of products to accommodate different transportation use cases, retain riders and encourage repeat usage. We often also provide incentives to existing riders to encourage them to expand their use of our platform.

Maintaining an Ample Number of Drivers to Meet Rider Demand in Our Ridesharing Marketplace

In order to offer a satisfying user experience with our ridesharing marketplace, we need to ensure an ample number of drivers are in the right place when a rider requests a Ride. To do this, we sometimes provide incentives to drivers to be on our platform when and where we anticipate high demand as well as more broadly to attract drivers to, and retain them on, our platform. In addition, when we enter a new market, we typically need to make significant upfront investments to drive sufficient scale of drivers in order to establish a functioning marketplace for our riders.

Competition, Regulation and Operation in Local Markets

Our capacity for continued growth and ability to achieve and maintain profitability depends in part on our ability to operate and compete effectively in different local markets. Each market has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect our ability to operate, the pool of qualified drivers that are available and our costs associated with onboarding new drivers, insurance, support and fraud. In addition, each market is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive transportation offerings than alternative options, our ability to efficiently attract and retain drivers and riders, ride length and frequency of rides by mode, all of which affect our sales, results of operations and key business metrics. As a result, we may experience fluctuations in our results of operations due to the changing dynamics in the local markets where we operate.

Investments in Our Multimodal Platform

Investment in People

We have made, and will continue to make, significant investments to attract and retain employees, particularly engineers, data scientists, designers, product management and operations personnel, and to ensure we have a sufficient local presence in major markets. All functions are important, and we intend to invest in our people to help us drive additional efficiencies across Lyft.

Investments in Technology and Infrastructure

We have made, and will continue to make, significant investments in our platform to attract and retain drivers and riders, expand the capabilities and scope of our platform and enhance the user experience. In addition, we may invest in new and existing businesses that may lower our margins temporarily but enhance our platform capabilities, deliver revenue growth and enable us to achieve and maintain long-term profitability.

Investments in Network of Shared Bikes and Scooters and Autonomous Technology Development

We have made, and intend to continue to make, significant investments in new modes of transportation to grow the scale of our operations and enhance our multimodal platform. We believe that in order to offer a best-in-class multimodal platform, we have to invest in bikes and scooters that meet or exceed industry standards of safety and performance and offer a superior rider experience. We expect these investments will require upfront capital expenditures and result in substantial depreciation over time as we introduce new generations of bikes and scooters. We will also continue to make significant investments in autonomous vehicle technology, such as our Open Platform and Level 5 Engineering Center, to achieve our vision of integrating autonomous vehicle technology into our platform to complement drivers on our platform and increase availability.

Managing Our Insurance-Related Costs

We have made, and plan to continue to make, significant investments in technology intended to decrease the frequency and ultimate costs of insurance claims. For rides provided by drivers using our platform, we must comply with different insurance regulations which require we maintain insurance for the benefit of drivers, riders and other third parties. We have worked with a variety of third parties to provide insurance required by various state, province and city regulations in the United States and Canada. Since October 2015, we have elected to reinsure substantially all of our financial risk with respect to auto-related incidents in the United States using our wholly-owned insurance subsidiary. As the number of rides provided by drivers and our brand awareness has increased, we have seen an increase in the cost of ridesharing insurance claims. We establish insurance reserves for claims incurred and related estimable expenses, which we evaluate for appropriateness with insurance claim reserve valuations provided by an independent third-party actuary, but making such determinations is inherently difficult and our actual insurance-related costs may deviate from our insurance reserves. Our results of operations will depend on our ability to effectively estimate and manage our insurance-related costs. In the future, we may decide not to reinsure the risk of the third-party insurance company we use, which may minimize the volatility of our insurance costs. We believe our current structure, our expertise in the ridesharing industry and the availability of data helps position us to capture the expected savings from the investments we are making to reduce insurance claims and expenses.

Acquisitions and Strategic Partnerships

We have made, and intend to continue to make, strategic acquisitions to expand our user base and add complementary products and technologies. Our strategic acquisitions may affect our future financial results. For example, our recently completed acquisition of Motivate resulted in an increase of approximately 200 additional employees but is not expected to materially increase our revenue in the short term. We also enter into a variety of strategic partnerships that contribute to several aspects of our business, including partnerships that bring more ride volume to our platform, help us increase brand awareness and accelerate our progress with developing autonomous vehicle technology.

Seasonality and Weather

Each city and region where we operate has unique seasonality, events and weather that can increase or decrease rider demand for our platform. For example, we often experience different levels of seasonality in each market where we operate, typically correlated to changes in the number of local residents and visitors. Ride volume can also be impacted by general trends in business travel. Certain holidays can have an impact on ride volume on the holiday itself or during the preceding and subsequent weekends. In addition, rain and snow tend to increase the demand for car-based transportation but reduce the demand for bike and scooter rentals.

Recent Initiatives to Improve Results of Operations

Our ability to achieve and maintain long-term profitability depends in part on our ability to improve our Contribution Margin and to scale efficiently to benefit from the operating leverage of our cost structure.

Improving Sales and Marketing Efficiency

We have invested substantially in sales and marketing to grow our Lyft community and drive further awareness of our brand. These investments have enabled us to drive greater efficiencies in our sales and marketing spend by reducing rider acquisition advertising expenses and the use of rider incentives. We have been able to drive these efficiencies while continuing to attract and retain drivers and riders and rapidly grow our revenue. Our Active Riders grew from 6.6 million in the fourth quarter of 2016 to 12.6 million in the fourth quarter of 2017, representing a year-over-year increase of 91%. From 2016 to 2017, our revenue increased by 209% while our sales and marketing expense increased by 31%. This allowed us to reduce sales and marketing costs as a percentage of revenue from 127% to 53% from 2016 to 2017. We believe that the power of our brand and the size of our community will enable us to drive further efficiencies in our sales and marketing spend in the future.

Reducing Insurance-Related Costs

We have made substantial investments in our insurance program that we expect will enable us to drive cost savings over the longer term. We are also focused on addressing insurance-related costs by making significant investments in technology with an objective to decrease the frequency of accidents and insurance claims by drivers on our platform and reduce the ultimate costs of such claims. By leveraging our data and technology, we are seeking to reduce cycle times, improve settlement results, provide a better user experience, drive down our cost of claims and have fewer accidents by drivers on our platform.

Payment Processing Initiatives

We have several initiatives designed to lower our payment processing costs. In 2018, we added an additional payment processor for credit and debit card transactions. We expect the fees paid to this additional payment processor will be lower than our other primary provider. In addition, we are revising our payment processing workflows to reduce the number of transactions processed to avoid incurring incremental fixed transaction fees. For example, we are updating our payment processing to capture a ride fare and tip as a single transaction rather than two separate transactions with two separate processing fees. Finally, over time we intend to lower costs of significant portions of our portfolio by negotiating private interchange rates with larger financial institutions and by possibly creating our own payment products.

Reducing the Cost to Deliver Support

We are focused on reducing the cost of support while also improving the overall product and service quality of our offerings. Through root-cause analysis of inbound service tickets from drivers and riders, we have identified and are implementing ways to enhance the experience on our platform. We are also investing in more sophisticated support tools for drivers, riders and our customer support agents to increase the quality and efficiency of our support function.

Components of Results of Operations

Revenue

We generate revenue from drivers for use of our ridesharing marketplace, riders for use of our bikes and scooters, and organizations that use our Concierge offering.

With our rideshare marketplace, our core offering since 2012, we generate substantially all of our revenue from service fees and commissions paid by drivers for use of our ridesharing marketplace to connect with riders to successfully complete a ride. Driver earnings are based on the time and distance of the ride. We receive a service fee plus a commission that varies based on the price of the ride. We recognize revenue upon the completion of each ride. We report revenue based upon the net amount earned, which is reduced by certain driver and rider incentives we provided.

We also expect to generate a portion of our revenue from rental or subscription fees paid by riders to access our network of shared bikes and scooters. Revenue is earned based on the gross rental fees or subscription amounts paid by riders for use of our bikes and scooters, reduced by certain rider incentives we provided. We did not generate any revenue from our network of shared bikes and scooters during the years ended December 31, 2016 and 2017.

In some cases, we also earn Concierge platform fees from organizations that use our Concierge offering, which is a web-based product that allows organizations to request rides for their customers and employees through our ridesharing marketplace. Concierge platform fees are earned as a fixed dollar amount per ride or a percentage of the ride price and such Concierge platform fee revenue is recognized on a gross basis. We did not generate any Concierge platform fee revenue during the year ended December 31, 2016. Concierge platform fee revenue was not material for the year ended December 31, 2017.

We elected to early adopt Accounting Standards Update, or ASU, No. 2014-09 “Revenue from Contracts with Customers (Topic 606),” or ASC 606, effective January 1, 2017, using the full retrospective transition method. Under this method, we are presenting our consolidated financial statements for the years ended December 31, 2016 and 2017 as if ASC 606 had been effective for these periods.

Cost of Revenue

Cost of revenue primarily consists of insurance costs that are generally required under TNC regulations, payment processing charges, including merchant fees and chargebacks, hosting and platform-related technology costs, personnel-related compensation costs, including salary, stock-based compensation and benefits, certain loss contingency costs and facilities costs.

We plan to continue to drive an increased volume of rides and expand the reach of our platform through geographic expansion of our ridesharing marketplace and network of shared bikes and scooters, as well as through additional offerings. We expect that cost of revenue will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Operations and Support

Operations and support expenses primarily consist of costs of driver background checks and onboarding, user support costs, personnel-related compensation costs of local operations, including salary, stock-based compensation and benefits, facilities costs, including for Driver Hubs, and non-platform-related technology costs. User support costs are comprised of fees paid to third parties operating support centers and personnel-related expenses for teams who provide phone, email and chat support to users.

We plan to continue to invest in our operations and support to ensure that we continue to provide exceptional support to users on our platform and grow our local operations. We expect that operations and support expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Research and Development

Research and development expenses primarily consist of personnel-related compensation costs, including salary, stock-based compensation and benefits, contractor costs and professional services fees as well as technology and facilities costs. Research and development expenses are expensed as incurred.

We plan to continue to hire employees to support our research and development efforts to expand the capabilities and scope of our platform and enhance the user experience. We expect that research and development expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Sales and Marketing

Sales and marketing expenses primarily consist of marketing expenses for advertising, rider incentives and refunds, driver incentives for referring new drivers or riders, personnel-related compensation costs, including salary, stock-based compensation and benefits, consulting costs, technology and facilities costs. Sales and marketing costs are expensed as incurred.

We plan to continue to invest in sales and marketing to attract and retain drivers and riders on our platform and increase our brand awareness. We expect that sales and marketing expenses will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue in the near term. We expect that, in the long-term, our sales and marketing expenses will decrease as a percentage of revenue as we continue to drive efficiencies by reducing rider acquisition expenses and the use of rider incentives.

General and Administrative

General and administrative expenses primarily consist of personnel-related compensation costs, certain insurance costs that are generally not required under TNC regulations, professional services fees, insurance claims administrative fees, certain loss contingency expenses, including legal settlements, facilities, technology and other corporate costs. General and administrative expenses are expensed as incurred.

Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC and the listing standards of         , additional corporate and director and officer insurance expenses, greater investor relations expenses and increased legal, audit and consulting fees. We also expect to increase the size of our general and administrative function to support our increased compliance requirements and the growth of our business. As a result, we expect that our general and administrative expenses will increase in absolute dollars in future periods and vary from period-to-period as a percentage of revenue.

Interest Income, net

Interest income, net, consists primarily of interest earned on our cash and cash equivalents, and restricted and unrestricted short-term investments less interest expense incurred.

Provision for Income Taxes

Our provision for income taxes consists primarily of state minimum taxes in the United States. As we expand the scale of our international business activities, any changes in the U.S. and foreign taxation of such activities may increase our overall provision for income taxes in the future.

We have a valuation allowance for our U.S. deferred tax assets, including federal and state NOLs. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized by way of expected future taxable income in the United States.

Results of Operations

The following table summarizes our historical consolidated statements of operations data:

	Year Ended December 31,
	2016	2017
	(in thousands)
Revenue	$343,298	$1,059,881

Costs and expenses
Cost of revenue	279,011	659,533
Operations and support	97,880	183,513
Research and development	64,704	136,646
Sales and marketing	434,344	567,015
General and administrative	159,962	221,446

Total costs and expenses	1,035,901	1,768,153

Loss from operations	(692,603)	(708,272)
Interest income, net	6,964	20,243
Other income, net	3,246	284

Loss before income taxes	(682,393)	(687,745)
Provision for income taxes	401	556

Net loss	$(682,794)	$(688,301)

The following table sets forth the components of our consolidated statements of operations data as a percentage of revenue:

	Year Ended December 31,
	2016	2017
Revenue	100%	100%

Costs and expenses
Cost of revenue	81	62
Operations and support	28	17
Research and development	19	13
Sales and marketing	127	54
General and administrative	47	21

Total costs and expenses	302	167

Loss from operations	(202)	(67)
Interest income, net	2	2
Other income, net	1	—

Loss before income taxes	(199)	(65)
Provision for income taxes	—	—

Net loss	(199%)	(65%)

Comparison of Years Ended December 31, 2016 and 2017

Revenue

	Year Ended December 31,		% Change
	2016	2017
	(dollars in thousands)
Revenue	$343,298	$1,059,881	209%

Revenue increased $716.6 million, or 209%, in the year ended December 31, 2017 compared to the prior year. The increase was driven by a 141% increase in Bookings and a 28% increase in Revenue as a Percentage of Bookings. The increase in Bookings was primarily related to an increase in Rides in each quarterly period of 2017 compared to the comparable quarters in 2016, driven largely by an increase in Active Riders, an increase in our market share, our geographic expansion and wider market adoption of ridesharing. The increase in Revenue as a Percentage of Bookings was primarily related to increased service fees and commissions from drivers, a reduction in market-wide price adjustment promotions offered to ridesharing riders, reduced discounts to Shared Rides riders and greater efficiency and effectiveness of driver incentives.

Cost of Revenue

	Year Ended December 31,		% Change
	2016	2017
	(dollars in thousands)
Cost of revenue	$279,011	$659,533	136%

Cost of revenue increased $380.5 million, or 136%, in the year ended December 31, 2017 compared to the prior year. This increase was primarily due to an increase of $201.1 million in insurance costs and an increase of

$140.3 million in payment processing fees, as well as increased hosting and platform-related technology costs, all of which were driven by significant growth in the number of Rides.

As a percentage of revenue, cost of revenue decreased from 81% to 62%.

Operations and Support

	Year Ended December 31,		% Change
	2016	2017
	(dollars in thousands)
Operations and support	$97,880	$183,513	87%

Operations and support expenses increased $85.6 million, or 87%, in the year ended December 31, 2017 compared to the prior year. The increase was primarily due to an increase of $39.6 million in costs for driver background checks and onboarding, driven by the growth in the number of new drivers. In addition, there was an increase of $18.2 million in user support costs, driven by the growth in the number of drivers and riders, and an increase of $23.1 million in personnel-related costs related to increased headcount to support the growth of our local operations.

As a percentage of revenue, operations and support expenses decreased from 28% to 17%.

Research and Development

	Year Ended December 31,		% Change
	2016	2017
	(dollars in thousands)
Research and development	$64,704	$136,646	111%

Research and development expenses increased $71.9 million, or 111%, in the year ended December 31, 2017 compared to the prior year. The increase was primarily due to an increase of $56.7 million in personnel-related costs as a result of increased headcount, an increase of $5.5 million in facilities and technology costs and an increase of $3.2 million in contractor costs. Our increased research and development expenses were driven by our efforts to launch new innovations and increased functionality on our platform and improve our efficiency in attracting and retaining drivers and riders, as well as the costs related to the launching of our autonomous technology efforts.

As a percentage of revenue, research and development expenses decreased from 19% to 13%.

Sales and Marketing

	Year Ended December 31,		% Change
	2016	2017
	(dollars in thousands)
Sales and marketing	$434,344	$567,015	31%

Sales and marketing expenses increased $132.7 million, or 31%, in the year ended December 31, 2017 compared to the prior year. The increase was primarily due to increased spending of $140.9 million on marketing programs, driven by increases in driver acquisition advertising costs and in brand and other marketing costs. It was also driven by an increase of $15.4 million in certain rider refunds as a result of an increase in the number of Rides.

These increases were partially offset by a reduction of $35.8 million in costs associated with targeted rider coupons. We reduced rider acquisition advertising and the use of rider coupons due to growing awareness of our brand.

As a percentage of revenue, sales and marketing expenses decreased from 127% to 54%.

General and Administrative

	Year Ended December 31,		% Change
	2016	2017
	(dollars in thousands)
General and administrative	$159,962	$221,446	38%

General and administrative expenses increased $61.5 million, or 38%, in the year ended December 31, 2017 compared to the prior year. The increase was primarily due to a $30.6 million increase in corporate insurance costs due to company growth and a move to self-insure a greater proportion of corporate risks; a $16.5 million increase in claims administrative fees; and a $14.3 million increase in personnel-related compensation costs. These increases were partially offset by a $21.0 million decrease in the amount of legal settlements due to the resolution of multiple legal claims in the year ended December 31, 2016.

As a percentage of revenue, general and administrative expenses decreased from 47% to 21%.

Interest Income, net

	Year Ended December 31,		% Change
	2016	2017
	(dollars in thousands)
Interest income, net	$6,964	$20,243	191%

Interest income, net, increased $13.3 million, or 191%, in the year ended December 31, 2017 compared to the prior year. The increase was due to increases in our cash equivalents and restricted and unrestricted short-term investments, primarily due to the issuance of preferred stock.

As a percentage of revenue, interest income, net decreased from 2.0% to 1.9%.

Liquidity and Capital Resources

As of December 31, 2017, our principal sources of liquidity were cash and cash equivalents of approximately $1.11 billion and short-term investments of approximately $1.28 billion, exclusive of restricted cash, cash equivalents and investments of $433.7 million. Cash and cash equivalents consisted of institutional money market funds and certificates of deposits denominated in U.S. dollars as well as commercial paper and corporate bonds. Short-term investments consisted of commercial paper, certificates of deposit, corporate bonds and U.S. government and agency securities, which mature in twelve months or less. Restricted cash, cash equivalents and investments consisted primarily of amounts held in separate trust accounts and restricted bank accounts as collateral for insurance purposes and amounts pledged to secure certain letters of credit.

Since our inception, we have generated negative cash flows from operations, and we have financed our operations primarily through private sales of equity securities and payments received through our platform. We believe our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditures needs over at least the next 12 months.

We collect the fare and related charges from riders on behalf of drivers at the time the ride is delivered using the rider’s authorized payment method, and we retain any fees owed to us before making the remaining disbursement to drivers. Accordingly, we maintain no accounts receivable from drivers. Our contracts with insurance providers require reinsurance premiums to be deposited into trust accounts with a third-party financial institution from which the insurance providers are reimbursed for claims payments. Our restricted reinsurance trust investments as of December 31, 2016 and 2017 were $118.3 million and $360.9 million, respectively.

Our future capital requirements will depend on many factors, including, but not limited to our growth, our ability to attract and retain drivers and riders on our platform, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platform and the expansion of sales and marketing activities. Further, we may in the future enter into arrangements to acquire or invest in businesses, products, services and technologies. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017
	(in thousands)
Net cash used in operating activities	$(487,163)	$(393,526)
Net cash used in investing activities	(427,091)	(1,018,562)
Net cash provided by financing activities	775,378	2,048,951

Net change in cash and cash equivalents	$(138,876)	$636,863

Operating Activities

Cash used in operating activities was $393.5 million for the year ended December 31, 2017. This consisted of a net loss of $688.3 million and an increase in prepaid expenses and other assets of $111.8 million, partially offset by increased accounts payable, insurance reserves and accrued and other liabilities of $399.0 million. Cash used in operating activities for the year ended December 31, 2016 was $487.2 million, which consisted mostly of a net loss of $682.8 million and an increase in prepaid expenses and other assets of $38.2 million, partially offset by increased accounts payable, insurance reserves and accrued and other liabilities of $226.5 million. The improvement in cash used in operating activities for the year ended December 31, 2017 compared to the prior year was mostly due to growth in current liabilities, partially offset by growth in prepaid expenses and other assets due to the growth of our business.

Investing Activities

Cash used in investing activities was $1.02 billion for the year ended December 31, 2017, which primarily consisted of purchases of short-term investments of $2.56 billion, partially offset by proceeds from sales and maturities of marketable securities of $1.58 billion. Cash used in investing activities was $427.1 million for the year ended December 31, 2016, which primarily consisted of purchases of short-term investments of $893.1 million, including the investment of cash generated from financing activities, partially offset by proceeds from sales and maturities of marketable securities of $494.1 million.

Financing Activities

Cash provided by financing activities was $775.4 million and $2.05 billion for the years ended December 31, 2016 and 2017, respectively, which consisted almost exclusively of proceeds from issuances of redeemable convertible preferred stock, net of issuance costs.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2017 (in millions):

	Payments Due by Period(1)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating lease commitments	$216.3	$26.2	$71.2	$70.0	$48.9
Noncancelable purchase commitments	26.6	23.5	3.1	—	—

(1)	The table excludes insurance reserves due to uncertainties in the timing of settlement of these reserves.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates. Such fluctuations to date have not been significant. As of December 31, 2017, we had unrestricted cash, cash equivalents and short-term investments of approximately $2.39 billion, which consisted primarily of institutional money market funds, certificates of deposits, commercial paper, corporate bonds and U.S. government and agency securities, which each carry a degree of interest rate risk, and restricted cash, cash equivalents and investments of $433.7 million. A hypothetical 10% change in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our investment portfolio.

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Rideshare Marketplace

We recognize revenue from fees paid by drivers for use of our Lyft platform offerings using the five-step revenue recognition model described in Note 2 of the notes to our consolidated financial statements, in accordance with ASC 606. Drivers enter into terms of service, or ToS, with us in order to use our Lyft Driver app.

We provide a service to drivers to complete a successful transportation service for riders. This service includes on-demand lead generation that assists drivers to find, receive and fulfill on-demand requests from riders seeking transportation services and related collection activities using our Lyft platform. As a result, our single performance obligation in the transaction is to connect drivers with riders to facilitate the completion of a successful transportation service for riders.

We evaluate the presentation of revenues on a gross versus net basis based on whether we act as a principal by controlling the transportation service provided to the rider or whether we act as an agent by arranging for third parties to provide the service to the rider. We facilitate the provision of a transportation service by a driver to a rider (the driver’s customer) in order for the driver to fulfill their contractual promise to the rider. The driver fulfills their promise to provide a transportation service to their customer through use of the Lyft platform. While we facilitate setting the price for transportation services, the drivers and riders have the discretion in accepting the transaction price through the platform. We do not control the transportation services being provided to the rider nor do we have inventory risk related to the transportation services. As a result, we act as an agent in facilitating the ability for a driver to provide a transportation service to a rider.

We report revenue on a net basis, reflecting the service fees and commissions owed to us from the drivers as revenue, and not the gross amount collected from the rider. We made this determination of not being primarily responsible for the services since we do not promise the transportation services, do not contract with drivers to provide transportation services on our behalf, do not control whether the driver accepts or declines the transportation request via the Lyft platform, and do not control the provision of transportation services by drivers to riders at any point in time either before, during, or after, the trip.

We consider the ToS and our customary business practices in identifying the contracts under ASC 606. As our customary business practice, a contract exists between the driver and us when the driver’s ability to cancel the trip lapses, which typically is upon pickup of the rider. We collect the fare and related charges from riders on behalf of drivers using the rider’s pre-authorized credit card and retain any fees owed to us before making the remaining disbursement to drivers; thus the driver’s ability and intent to pay is not subject to significant judgment.

We earn service fees and commissions from the drivers either as the difference between an amount paid by a rider based on an upfront quoted fare and the amount earned by a driver based on actual time and distance for the trip or as a fixed percentage of the fare charged to the rider. In an up-front quoted fare arrangement, as we do not control the driver’s actions at any point in the transaction to limit the time and distance for the trip, we take on risks related to the driver’s actions which may not be fully mitigated. We earn a variable amount from the drivers and may record a loss from a transaction, which is recorded as a reduction to revenue, in instances where an up-front quoted fare offered to a rider is less than the amount we are committed to pay the driver.

We recognize revenue upon completion of a ride as the single performance obligation is satisfied and we have the right to receive payment for the services rendered upon the completion of the ride.

We offer various incentive programs to drivers that are recorded as reduction to revenue if we do not receive a distinct good or service in consideration or if we cannot reasonably estimate the fair value of goods or services received.

Bikes and Scooters

We have a network of shared bikes and scooters available in select cities in 2018. We generate revenue from rental or subscription fees paid by riders to access our network of shared bikes and scooters. We own the bikes and scooters and facilitate providing the transportation services directly to the riders through their use of the Lyft platform. As we control the bikes and scooters offering being provided to the riders, we act as the principal in the transaction. Revenue is earned based on the gross rental fees or subscriptions amounts paid by riders for use of the bikes and scooters. There was no revenue earned from the network of shared bikes and scooters during the years ended December 31, 2016 and 2017 and we do not expect the revenue from our network of shared bikes and scooters to be material for the year ending December 31, 2018.

Concierge Offering

In some cases, we earn a Concierge platform fee from organizations that use our Concierge offering, which is a web-based product that allows organizations to request rides for their customers or employees through the Lyft platform. Concierge platform fees are earned as a percentage of the fare or as a fixed dollar amount per ride and such revenue is recognized on a gross basis. There was no revenue earned from Concierge platform fees for the year ended December 31, 2016. Revenue earned from Concierge platform fees was not material for the year ended December 31, 2017.

Car Rental Programs

We operate car rental programs with various third parties under our Express Drive program. Under this program, drivers can enter into short-term rental agreements for vehicles from third-party operators which the drivers may use to provide ridesharing services on our platform.

We are generally considered to be an agent that facilitates vehicle rentals between the drivers and third-party partners and accordingly, we recognize fees earned from such arrangements as revenue on a net basis. However, under one arrangement with a third-party partner which we expanded in 2018 we recognize rental revenue on a gross basis equal to the amount of rental fees collected by us on behalf of the third-party partner pursuant to the rental agreements between the drivers and the third-party partner as we are considered to be an accounting lessor under such arrangement. Under this arrangement, we are required to pay the third-party partner potential shortfalls between the fleet operating costs, which include lease payments and potential excess mileage, and rental fees collected from drivers. The revenue recognized for the years ended December 31, 2016 and 2017 under these car rental programs was not material.

Insurance Reserves

We utilize both a wholly-owned insurance subsidiary and third-party insurance, which may include deductibles and self-insured retentions, to insure or reinsure costs, including auto liability, uninsured and underinsured motorist, auto physical damage and general business liabilities up to certain limits. The recorded liabilities reflect the estimated ultimate cost for claims incurred but not paid and claims that have been incurred but not yet reported and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. Liabilities are evaluated for appropriateness with claims reserve valuations provided by an independent third-party actuary. To limit exposure to some risks, we maintain additional insurance coverage with varying limits and retentions. We cannot predict whether this insurance will be adequate to cover all potential hazards incidental to our business.

Liability insurance claims may take several years to completely settle, and we have limited historical loss experience. Because of the limited operational history, we make certain assumptions based on currently available information and industry statistics and utilize actuarial models and techniques to estimate the reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, economic and healthcare cost trends and the results of related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Accordingly, actual losses may vary significantly from the estimated amounts reported in the consolidated financial statements. Reserves are continually reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts. Such adjustments are recorded in cost of revenue or general and administrative expenses depending on the nature of the reserves.

Loss expense for known and incurred but not yet reported claims is charged to earnings after deducting recoverable amounts under our reinsurance agreements.

Stock-Based Compensation

We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of RSUs is estimated based on the fair market value of our common stock on the date of grant. For stock options and RSUs, the fair value of the award that is expected to vest is recognized as compensation expense on a straight-line basis over the requisite service period. The stock-based compensation expense is based on awards ultimately expected to vest, and it reflects estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include: per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield and expected stock price volatility over the expected term. For all stock options granted to date, we calculated the expected term using the simplified method for “plain vanilla” stock option awards. As a nonpublic entity, we have no publicly available stock information. We have therefore used the historical volatility of the stock price of similar publicly traded peer companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The fair value of the shares of common stock underlying the stock options and RSUs has historically been determined by our board of directors as there was no public market for the common stock. The board of directors determines the fair value of our common stock by considering a number of objective and subjective factors, including: the valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third parties, our operating and financial performance, the lack of liquidity of common stock and general and industry specific economic outlook, amongst other factors.

Restricted Stock Units

The RSUs vest upon the satisfaction of both a time-based condition and a performance condition. The time-based condition for a majority of RSUs is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) (a) with respect to RSUs under the 2008 Plan, a combination transaction (as defined in the 2008 Plan), provided that such transaction (or series of transactions) qualifies as a change of control within the meaning of Section 409A of the Code, or Section 409A, or (b) with respect to RSUs under the 2018 Plan, the date of a Change of Control (as defined in the 2018 Plan) and (ii) the effective date of the registration statement of which this prospectus forms a part. Through December 31, 2017, no stock-based compensation expense was recognized for the RSUs because a qualifying event, as described above, was not probable. If our IPO had occurred on December 31, 2017, we would have recognized $         million of stock-based compensation expense for RSUs that had satisfied the time-based vesting condition on that date, and would have approximately $         million of unrecognized compensation cost that represents the grants that have not met the time-based condition as of December 31, 2017. The unrecognized compensation cost would be expected to be recognized through the year ending December 31, 2021.

Common Stock Valuations

Prior to our initial public offering, given the absence of a public trading market of our common stock and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors determined the best estimated fair value of our common stock exercising reasonable judgment and considering numerous objective and subjective factors. These factors included:

•	independent third-party valuations of our common stock;

•	the prices at which we or other holders sold our common and redeemable convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	our financial condition, results of operations and capital resources;

•	the industry outlook;

•	the valuation of comparable companies;

•	the lack of marketability of our common stock;

•	the fact that option and RSU grants have involved rights in illiquid securities in a private company;

•	valuations published by institutional investors that hold our capital stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•	the history and nature of our business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment and global economic trends.

Our board of directors determined the fair value of our common stock by first determining the equity value of our business, and then allocating the value among the various classes of our equity securities to derive a per share value of our common stock.

The equity value of our business was primarily estimated by reference to the closest round of equity financing preceding the date of the valuation. In a few cases, we also utilized the income method. The income approach estimates the equity value of the business based on the cash flows that it expects to generate over its remaining life. These future cash flows are discounted to their present values using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual value of the business at the end of the projected period to calculate the business enterprise value. The residual value was estimated based on the projected value of comparable public companies in a similar line of business that are publicly traded.

In allocating the equity value of our business among the various classes of stock prior to March 2017, we used the option pricing method, or OPM, which models each class of stock as a call option with a unique claim on our assets. We used a combination of probability-weighted OPM and the if-converted method to allocate the equity value of our business among the various classes of stock in March 2017. The if-converted method presumes that all shares of redeemable convertible preferred stock convert into common stock based upon their conversion terms and differences in the rights and preferences of the shares of redeemable convertible preferred stock are ignored.

After the allocation to the various classes of stock, a discount for lack of marketability, or DLOM, is applied to arrive at a fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In making the final determination of common stock value, consideration is also given to the recent sales of common stock.

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this initial public offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Based on the assumed initial public offering price per share of $        , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of December 31, 2017 was $         million, with $         million related to vested stock options, and the aggregate intrinsic value of RSUs outstanding as of December 31, 2017 was $         million.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards. As a result, our consolidated financial statements may or may not be comparable to companies that comply with new or revised accounting pronouncements as of the effective dates applicable to public companies.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 “Leases (Topic 842),” which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. The new standard will be effective for us on January 1, 2019. We are currently evaluating adoption methods and whether this standard will have a material impact on our consolidated financial statements.

For more information on recently issued accounting pronouncements, see Note 2 to our consolidated financial statements “Basis of Presentation and Summary of Significant Accounting Policies.”

OUR LIFE’S WORK

A letter from our co-founders

It’s time to redesign our cities around people, not cars.

Over the last 50 years, urban development has centered around the automobile, but imagine for a minute, what our world could look like if we found a way to take most of these cars off the road. It would be a world with less traffic and less pollution. A world where we need less parking — where streets can be narrowed and sidewalks widened. It’s a world where pedestrians, bikers, and children can navigate a city just as quickly and safely as an automobile. That’s a world built around people, not cars.

Every day, millions of people connect in Lyft rides, helping demonstrate that people from all backgrounds, neighborhoods and walks of life can come together — even when just for a short trip. This happens when a rider who had a tough day is comforted by their driver’s kind words. It happens when a driver and rider with opposing political views meet on common ground. And it happens when someone gets a safe ride home, a ride to the doctor or a ride to a job interview.

Focusing on purpose and people isn’t just the right thing to do, it provides a lasting competitive advantage.

Life is Better When You Share the Ride

For us, this work is personal. Growing up in Los Angeles traffic, Logan was inspired to find a better way to get around. As a student at the University of California, Santa Barbara, Logan launched the university’s first car-sharing program and was the youngest member to serve on the board of the Santa Barbara Metropolitan Transit District.

At the same time, John was studying at Cornell’s School of Hotel Administration, looking for ways to apply the principles of hospitality outside of hotels and restaurants. He took a city planning course, Green Cities, which sparked his interest in infusing hospitality with transportation to improve people’s quality of life.

We came together in 2007 to launch Zimride, a carpool matching service for universities and companies. In 2012, we launched Lyft and pioneered the idea of on-demand peer-to-peer ridesharing. In those early days, we were told we were crazy to think people would ride in each other’s personal vehicles. One billion rides later, we’re able to look back on an industry that has been defined by the products Lyft pioneered—and we’re able to look forward with excitement to the next generation of transportation services that will be led and created by our team.

The World’s Best Transportation

Today’s transportation status quo is unacceptable. Americans spend over $1 trillion every year owning and operating their cars, making it the second highest household expense (more money than Americans spend on food).25 Yet, each car is only used five percent of the time.26 On top of all that, every year there are 37,000 traffic-related deaths,27 and an additional 58,000 deaths caused by air pollution coming from U.S. road transportation.28 People and our cities are trapped in an unhealthy and inefficient car ownership ecosystem, and it’s time for a solution.

[25]	BLS; see the section titled “Industry, Market and Other Data.”
[26]	Shoup; see the section titled “Industry, Market and Other Data.”
[27]	DOT, 2017 Fatal Motor Vehicle Crashes: Overview, October 2018.
[28]	Fabio Caiazzo, et al., Air Pollution and Early Deaths in the United States, May 2013.

The good news is that recent innovation has helped redefine entire industries around a simple reality: you no longer need to own a product to enjoy its benefits. We’ve seen this play out in the entertainment industry with the introduction of streaming (Netflix, Apple, Spotify) and in computing with the shift to the Cloud (AWS, Google, Salesforce), but never before, and possibly never again, will an industry this large flip from an ownership model to a service model.

A full shift to Transportation-as-a-Service that offers more safe, affordable, reliable and enjoyable experiences across ridesharing, bike and scooter sharing and transit is finally possible. And, we’re beginning to see the early signs of this transition. Based on internal data, we estimate 250,000 Lyft riders gave up their personal cars in 2017, and over 50% of our riders said they used their cars less because of Lyft.29 By providing riders with the best way to enjoy all modes of transportation in one place, Lyft will deliver the one thing people really want: the true freedom to ride.

The Y in Lyft

The why in what Lyft is doing is most important to us, as well as the cities and communities we serve, and it will always be our company’s North Star.

Lyft’s mission is to: improve people’s lives with the world’s best transportation.

We work to improve people’s lives in three key ways:

1.	Socially: by providing a tangible means to bring millions of people and their communities together.

2.	Economically: by unlocking affordable transportation access and flexible earnings to improve individuals’ economic mobility.

3.	Environmentally: by redesigning the way consumers access transportation, Lyft will play a large role in driving carbon out of the transportation ecosystem.

We’ve been able to drive industry-leading growth against many odds, fueled by a company culture that attracts and retains top talent who is passionate about our shared purpose. In today’s world, operating with a genuine mission is essential to establishing an enduring brand and successful business.

The Road Ahead

Over the last 10 years, we’ve made early progress towards our vision, and today Lyft is a thriving business addressing one of the largest market opportunities of our lifetime. In 2018, we served over          million riders and          million drivers, achieving $         billion in Bookings and $         billion in revenue.

As Lyft’s business impact expands, so too does its social impact. Our driver community has earned more than $10 billion since inception. In 2018, Lyft riders increased their local spending by $         billion due to more accessible transportation.30 And we made all Lyft rides carbon neutral by purchasing offsets for over one million tons of carbon emissions in 2018.

We’re proud of the momentum and even more excited by what lies ahead. Just 1% of miles traveled in the United States happen on rideshare networks.31 The road ahead represents a massive opportunity to serve our communities and drive value for our stockholders.

We take this responsibility to serve our communities and stockholders seriously, and we look forward to proving that with actions and results. If we told you we were building the world’s best canal, railroad or highway infrastructure, you’d understand that this would take time. In that same light, the opportunity ahead requires

[29]	Economic Impact Report; see the section titled “Industry, Market and Other Data.”
[30]	Economic Impact Report; see the section titled “Industry, Market and Other Data.”
[31]	McKinsey; see the section titled “Industry, Market and Other Data.”

continued long-term thinking, focus and execution. In order to best deliver long-term value, we will drive the business forward with three key principles:

1.	We first serve drivers and riders.

2.	We prioritize the long-term health of the business, over day-to-day reactions of the markets.

3.	We thoughtfully balance investments in growth and profitability considerations, while deliberately leaning more towards growth (especially in these early days).

Lyft has the opportunity to deliver one of the most significant shifts to society since the advent of the car. We do not take that lightly, and we intend to lead this shift with integrity, humanity and strong execution.

Thank you to our community of drivers, riders and team members for making this possible.

Onward,

Logan Green, Co-Founder	John Zimmer, Co-Founder

BUSINESS

Our Mission

Improve people’s lives with the world’s best transportation.

Overview

Lyft started a movement to revolutionize transportation. In 2012, we launched our peer-to-peer marketplace for on-demand ridesharing and have continued to pioneer innovations aligned with our mission. Today, Lyft is one of the largest and fastest-growing multimodal transportation networks in the United States and Canada. To date, we have facilitated over one billion rides.

We believe that cities should be built for people, not cars. Mass car ownership in the twentieth century brought unprecedented freedom to individuals and spurred significant economic growth. However, in the process, city infrastructure became overwhelmingly devoted to cars. Roads and parking lots have replaced too much green space. Mass car ownership strains our cities and reduces the very freedom that cars once provided.

Car ownership has also economically burdened consumers. U.S. households spend more on transportation than on any expenditure other than housing.32 In the United States alone, consumers spend over $1.2 trillion annually on personal transportation, with the substantial majority spent on car ownership and operation.33 Yet, the average car is utilized only five percent of the time and remains parked and unused the other 95%.34

Consumers are seeking better ways to get around. They have grown accustomed to the convenience and immediacy of the on-demand economy and expect their experiences to be more simple and enjoyable. Existing transportation options have failed to meet this shift in consumer demand, creating the opportunity for a better solution.

We believe that the world is at the beginning of a shift away from car ownership to TaaS. Lyft is at the forefront of this massive societal change. Our ridesharing marketplace connects drivers with riders and today is available to an estimated 95% of the U.S. population, as well as in select cities in Canada. In 2017, over half of our riders reported that they use their cars less because of Lyft, and 25% reported that owning a car has become less important.35 As this evolution continues, we believe there is a massive opportunity for us to improve the lives of our riders by connecting them to more affordable and convenient transportation options.

We are laser-focused on revolutionizing transportation and continue to lead the market in innovation. We have established a scaled network of users that is brought together by our robust technology platform that powers millions of rides and connections every day. We leverage our technology platform, the scale and density of our user network and insights from over one billion rides to continuously improve our ridesharing marketplace efficiency and develop new offerings. For example, we pioneered Shared Rides, providing lower-cost rides to riders traveling similar routes while improving the efficiency of our network. More recently, we were the first to launch a publicly-available commercial autonomous offering in the United States.

Today, our offerings include an expanded set of transportation modes, such as access to a network of shared bikes and scooters for shorter rides and first-mile and last-mile legs of multimodal trips. We also recently added information about nearby public transit routes in select cities to offer riders a robust view of transportation options. Our multimodal platform enables TaaS, which we believe offers a viable alternative to car ownership. We anticipate the demand for our offerings will continue to grow as more and more people discover the convenience, experience and affordability of using Lyft.

[32]	BLS; see the section titled “Industry, Market and Other Data.”
[33]	BLS; see the section titled “Industry, Market and Other Data.”
[34]	Shoup; see the section titled “Industry, Market and Other Data.”
[35]	Economic Impact Report; see the section titled “Industry, Market and Other Data.”

To advance our mission, we aim to build the defining brand of our generation and to promote a company culture based on our unique values and commitment to social responsibility. We believe that our brand represents freedom at your fingertips: freedom from the stresses of car ownership and freedom to do and see more. In addition, our core values focus on authenticity, empathy and support for others and encourage our team members to take initiative. These values have given rise to a unique company culture that fosters an amazing community of drivers, riders and employees, and has helped establish Lyft as a widely-trusted and recognized brand. We believe many users are loyal to Lyft because of our values, brand and commitment to social responsibility.

Our values, brand, innovation and focused execution have driven significant growth in market share and in the number of users on our platform. As ridesharing becomes more mainstream, we believe that users are increasingly choosing a ridesharing platform based on brand affinity and value alignment. Our U.S. ridesharing market share was     % in December 2018, up from 21% in December 2016.36 This growth comes from both new drivers and riders as well as increased ride frequency. For the quarter ended September 30, 2018, we had 17.4 million Active Riders and over 1.1 million drivers who provided rides.

Our revenue was $343.3 million and $1.06 billion in 2016 and 2017, respectively, representing year-over-year growth of 209%. We generated Bookings of $1.90 billion and $4.59 billion in 2016 and 2017, respectively, representing year-over-year growth of 141%. Our net loss was $682.8 million and $688.3 million in 2016 and 2017, respectively, and our Contribution was $82.0 million and $400.9 million in 2016 and 2017, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Key Business and Non-GAAP Metrics and Trends” for a description of Bookings and Contribution, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of Contribution to revenue, the most directly comparable financial measure calculated in accordance with GAAP.

Why Lyft Wins

Visionary, Founder-Led Company

Our co-founders have always led our company with a focused and consistent mission to improve people’s lives with the world’s best transportation. We seek to improve people’s lives socially, economically and environmentally. We believe the best transportation is the safest, most reliable, lowest cost to deliver and most caring about the communities served. Our management team’s long-term focus and commitment underpin everything we do at Lyft. We believe that focusing on purpose and people provides a lasting competitive advantage.

Culture and Values

Our core values are Be Yourself, Uplift Others and Make it Happen. Our unique culture is rooted in these values: the importance of allowing people to come as they are, a focus on empathy and the support of others and fostering an environment that encourages everyone to take initiative. Our team members, who uphold our values and live our mission every day, are at the forefront of cultivating and spreading this culture across the drivers, riders and communities we serve. This continuous interaction across the entire Lyft community creates a virtuous cycle which further reinforces our culture and fuels our growth. Examples of this deep commitment to our community include:

•	purchasing carbon offsets to allow all Lyft rides to be carbon neutral;

•	creating Lyft’s Round Up & Donate program, through which riders have donated over $10 million to charitable causes since May 2017 by rounding up fares to the nearest dollar; and

•	partnering with United Way to provide free rides to people in need.

[36]

These market share figures are based on the number of rides and were gathered by Rakuten Intelligence. Rakuten is the parent company of Rakuten Intelligence, and an entity affiliated with Rakuten currently holds more than 5% of our outstanding capital stock. For more information, see the sections titled “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

We believe our culture is a key differentiator that enables us to attract and retain world-class talent, successfully launch new products, strengthen the value of our platform and continue to gain market share.

Authentic Brand

We believe the authenticity of our culture and values positions us to build the defining brand of our generation. Our brand embodies a commitment to exceptional offerings and social responsibility. We have built a brand that balances our mission-driven ethos with a friendly, hospitality-oriented personality. The strength of our brand is a key driver of our ability to attract and retain users and serves as a strategic differentiator. We believe that affinity for our brand will continue to strengthen as consumers increasingly gravitate towards brands that are purpose-driven and emphasize corporate social responsibility.

Singular Focus on Transportation

Transportation is not simply a massive market opportunity, but also an extremely complex problem demanding complete commitment and thoughtful execution. We are singularly focused on revolutionizing transportation. This enables us to continually address the needs of a diverse and evolving user base through innovative offerings, scale our user network and grow our market share. We believe that this focused approach is critical to truly leading and winning the TaaS market.

Driver-Centric

From day one, we knew it was important to take care of our driver community. We focus on providing drivers with a best-in-class experience. From day one, we offered in-app tipping to help drivers maximize earnings. Drivers have access to 24/7 support and earnings tools as well as career coaches, education resources and flexible car rental programs. We also launched the Driver Advisory Council, or DAC, in 2016. The DAC is a diverse group of drivers who serve as a link between Lyft and the driver community nationwide, test new product features and provide important feedback on programs and policies that impact drivers. We are also making significant investments in Driver Hubs to assist drivers on and off the road. Additionally, we introduced subscription offerings to encourage greater ride frequency, thereby providing more earning opportunities for drivers.

Innovative Multimodal Platform

Our multimodal platform offers riders seamless, personalized and on-demand access to a variety of transportation options. We empower riders to select the mode of transportation best suited to their specific needs at the exact moment they need to get somewhere. Our platform enables riders to optimize their journey across a number of factors including time, cost, number of seats, service, comfort and convenience. True to our pioneering ethos, we are constantly innovating on our platform and unlocking access to new modes of transportation.

Personalized, Data-Driven Insights

We have collected data from over one billion rides and over ten billion miles driven to inform our machine learning algorithms and data science engines. We leverage insights from this data to improve the product experience for riders by presenting them with personalized transportation options. The more rides we facilitate, the better we are able to improve our matching efficiency between drivers and riders in our ridesharing marketplace, which reduces arrival times and maximizes availability to riders. Our data insights also allow us to anticipate market-specific demand, enabling us to create customized incentives for drivers in local markets. We enable riders to optimize routes across multiple modes of transportation which we believe provides us with a significant advantage over single modality providers.

Extensive Partner Ecosystem

We have established relationships with over 10,000 organizations, cities and municipalities to facilitate rides for their employees, customers and constituents. Examples of these partners include:

•	Blue Cross Blue Shield Institute. Rides can be requested on behalf of patients to reduce the number of missed appointments;

•	University of Southern California. Students can request Lyft rides that are paid for as a part of the university’s safe rides program; and

•	Allscripts. Healthcare providers can request Lyft rides for 16 million patients directly within their platforms.

As we grow, we believe we will benefit from the additional reach that our partner ecosystem brings.

Industry-Leading Autonomous Vehicle Strategy

We are investing in autonomous technology and employ a two-pronged strategy to bring autonomous vehicles to market. Our Open Platform provides market-leading developers of autonomous vehicle technology access to our network to enable their vehicles to fulfill rides on our platform. Simultaneously, we are building our own world-class autonomous vehicle system at our Level 5 Engineering Center, with the goal of ensuring access to affordable and reliable autonomous technology. Additionally, in October 2018, we completed the acquisition of Blue Vision Labs, a London-based computer vision company, to augment our development of autonomous vehicle technology.

Our ridesharing network is positioned to facilitate the gradual introduction of autonomous vehicles on select, defined routes to complement human drivers. We believe that autonomous vehicles will be most effectively and affordably deployed through ridesharing networks rather than through individual ownership, due to the higher utilization opportunity and the ability to provide a human-driven ride when a route cannot be served with an autonomous vehicle. Further, we believe that the strength of our brand, our trusted relationships with riders and our expertise in operating a ridesharing network at scale, as well as our two-pronged strategy to bring autonomous vehicles to market, will be competitive advantages that will enable us to capture value in the emerging autonomous vehicle ecosystem.

Improving Transportation Improves People’s Lives

The mass production of cars in the twentieth century unleashed an enormous wave of productivity and economic expansion. The automobile grew to become a significant part of the American dream—“a car in every garage”—as well as a symbol of freedom.

As the population expanded, the number of vehicles on the road increased. Eventually, traffic and congestion overtook the efficiency and convenience that cars initially provided. In 2017, the average American spent 41 hours per year in traffic during peak hours.37 Every day, hundreds of millions of Americans experience negative consequences associated with personal car ownership:

•	Underutilization. Vehicles are only in use five percent of the time,[38] and 89% of car trips to work transport only one person.[39]

•	Inefficiency. The land devoted to parking in the United States could fill an area larger than the size of Connecticut, or more than 5,200 square miles.[40]

[37]	INRIX; see the section titled “Industry, Market and Other Data.”
[38]	Shoup; see the section titled “Industry, Market and Other Data.”
[39]	DOT, Commuters by Mode 1989-2016; see the section titled “Industry, Market and Other Data.”
[40]	DOT, Contemporary Approaches to Parking Pricing: A Primer; see the section titled “Industry, Market and Other Data.”

•

Inequality. The average cost of a new vehicle in the United States has increased to over $33,000, which most American households cannot afford.[41] Moreover, a society built around personal car ownership has resulted in inadequate or unaffordable transportation solutions for the aging, disabled, unhealthy and underprivileged.

At Lyft, we work every day to address these challenges by improving transportation, with the goal of improving people’s lives socially, economically and environmentally.

Transportation is a Massive Market Opportunity

Transportation is a massive market. In 2017, transportation was the second largest household expenditure after housing and was almost twice as large as healthcare and three times as large as entertainment.42

Our market opportunity today includes transportation spend in the United States and Canada. In the United States alone, consumer expenditures on transportation were approximately $1.2 trillion in 2017.43 We believe that Lyft currently addresses a significant portion of this massive market, and we intend to further extend our offerings to capture more of this opportunity in the future. We also believe that we have a significant incremental opportunity to address transportation spend by businesses and organizations.

We believe we are still in the very early phases of capturing this massive opportunity. In 2016, ridesharing accounted for just one percent of the vehicle miles traveled in the United States.44

In the transportation ecosystem, we are one of only two companies that have established a TaaS network at scale across the United States. This scale positions us to be a leader in the transportation revolution. Across industries, companies that have established trusted user relationships at scale are able to drive change and create substantial value in the process. We believe this is especially true in transportation. We are focused on continuing to build our platform with the characteristics that are critical to winning and maintaining strong user relationships at scale: size, marketplace density, brand affinity, trust, affordability, reliability and expertise in building and scaling networks.

Powerful Trends are Enabling Change

The societal and industry changes impacting transportation are catalyzing a complete transformation of the massive transportation market.

Growth of Sharing Versus Ownership

Consumers increasingly value accessibility and experiences over ownership. Across industries, Internet-enabled businesses have delivered value by connecting underutilized supply with consumer demand. In transportation, we believe that consumer sentiment is shifting away from car ownership to TaaS. In a 2016 survey, 57% of U.S. respondents who used sharing services said that well-priced and convenient offerings could cause them to give up ownership altogether.45

Rise of On-Demand Services

Consumers expect the freedom to access products and services at their convenience. For younger generations born as digital natives, on-demand services are the new normal. This opens up economic opportunities for businesses to serve consumers through mobile apps, a trend we expect to continue with increasing momentum.

[41]	Bankrate; see the section titled “Industry, Market and Other Data.”
[42]	BLS; see the section titled “Industry, Market and Other Data.”
[43]	BLS; see the section titled “Industry, Market and Other Data.”
[44]	McKinsey; see the section titled “Industry, Market and Other Data.”
[45]	Boston Consulting Group; see the section titled “Industry, Market and Other Data.”

Greater Affinity Towards Mission-Driven Brands

Consumers, especially millennials, are gravitating towards brands that value community engagement and embrace social and environmental responsibility. 88% of millennials expect companies to produce and communicate the results of corporate responsibility efforts, and 89% of consumers are likely to switch brands to one that is associated with a good cause, given similar price and quality.46 In addition, millennials are expected to constitute the largest demographic group in the United States by 2019, which could further amplify this trend.47

Increasing Demand for Flexible Work Opportunities

People increasingly want and need flexibility in their lives whether it is to care for their families or pursue a passion. Many do not want a traditional job or want to supplement their other income, and they appreciate the opportunity to earn money on their own schedules. Technology has enabled workers with independent and flexible opportunities to generate income on a per-job basis. 95% of net job growth from 2005 to 2015 was in the alternative work category, which includes independent contractors and freelancers.48 We believe this trend will continue.

Emergence of New Modes of Transportation

New modes of shared transportation are being deployed and are improving the consumer experience by enabling riders to optimize across preferences including cost, comfort and time. For example, networks of shared bikes and scooters provide affordable options, potentially more efficient first-mile and last-mile rides and access for communities that have been historically underserved. We believe that in the future, fleets of autonomous vehicles will unlock a new mode of transportation that will complement existing modes on scaled TaaS networks.

We believe these technological and societal changes are creating the opportunity for a transportation revolution where car ownership can be substituted by delivering more affordable, convenient and enjoyable TaaS.

[46]	Cone; see the section titled “Industry, Market and Other Data.”
[47]	Pew Research Center, Millennials Projected to Overtake Baby Boomers as America’s Largest Generation, March 2018.
[48]	Katz and Krueger; see the section titled “Industry, Market and Other Data.”

The Lyft Solution

Our Multimodal Platform

Our multimodal platform offers riders seamless, personalized and on-demand access to a variety of transportation options.

Lyft Multimodal Platform
Modes Lyft Shared Lux Lux Black XL XL Black
Ridesharing Marketplace
Bikes Scooters
Bikes & Scooters
Nearby Transit
Public
Open Platform
Autonomous
User network
Drivers
Riders

Our multimodal platform is comprised of:

•

Ridesharing Marketplace. Our core offering since 2012 connects drivers with riders who need to get somewhere. The scale of our network enables us to predict demand and proactively incentivize drivers to be available for rides in the right place at the right time. This allows us to optimize earning opportunities for drivers and offer convenient rides for riders, creating sustainable value to both sides of our marketplace.

•

Bikes and Scooters. We have a network of shared bikes and scooters in a number of cities to address the needs of riders who are looking for lower-priced, more active and often more efficient options for short trips during heavy traffic. These modes can also help supplement the first mile and last mile of a multimodal trip with public transit.

•

Public Transit. Available in select cities, our Nearby Transit offering integrates third-party public transit data into the Lyft app to offer riders a robust view of transportation options. By offering public transit information in addition to our own proprietary offerings, we are furthering our goal of creating a more seamless and connected transportation network and increasing rider engagement with our platform.

•

Autonomous Vehicles. We have a number of strategic partnerships to offer access to autonomous vehicles. For instance, our Open Platform partnership with Aptiv has enabled the commercial deployment of a fleet of autonomous vehicles on our platform in Las Vegas. We have facilitated over 25,000 rides in Aptiv autonomous vehicles with a safety driver since January 2018.

Our User Network

We have established one of the largest transportation networks in the United States and Canada with 17.4 million Active Riders and over 1.1 million drivers who provided rides for the quarter ended September 30, 2018. We estimate that approximately nine percent of the population over 18 years of age in the United States has taken a ride with Lyft. While network scale is important, we recognize that transportation happens locally. We currently operate in over 300 markets across the United States and Canada, each with its own unique user network. Our dynamic platform adjusts to the specific attributes of each market on a real-time basis.

We care deeply about the users on our platform and work to build long-term relationships with them by:

•	developing simple, elegant and intuitive solutions;

•	focusing intensely on the user experience;

•	engendering a sense of mutual respect and fair treatment; and

•	promoting trust and safety within our network.

We believe this approach fuels our word-of-mouth referrals and reinforces our community’s desire to use Lyft over alternatives. Our network continues to grow with Active Riders increasing 52% in the third quarter of 2018 compared to the same period in 2017.

Drivers

The drivers on our platform are active members of their communities. They are parents, students, business owners, retirees and everything in between. The majority drive in their free time to supplement their income.49

$10 billion	93%	9%	32%
of driver earnings since inception	drive fewer than 20 hours per week	of drivers are veterans of the armed forces	are over the age of 45

Riders

Our riders are as diverse and dynamic as the communities we serve. They represent all adult age groups and backgrounds and use Lyft to commute to and from work, explore their cities, spend more time at local businesses and stay out longer knowing they can get a reliable ride home. For our ridesharing marketplace, riders are passengers who request rides with drivers. For bikes and scooters, riders are the renters of a shared bike or scooter.50

50%	40%	42%	29%
use their cars less because of Lyft	do not own or lease a personal vehicle	use Lyft to commute to work	of rides start in low-income areas

[49]	The preceding statement and the 93%, 9% and 32% figures below are from the Economic Impact Report. See the section titled “Industry, Market and Other Data” for more information.
[50]	The figures below are from the Economic Impact Report. See the section titled “Industry, Market and Other Data” for more information.

Benefits to Key Stakeholders

Key Benefits to Drivers

We work hard to serve the community of drivers on our platform, empowering them to be their own bosses and providing them the opportunity to focus their time on what matters most. Key benefits to drivers on our platform include:

•

Flexibility. We offer drivers the flexibility to generate income on their own schedule, so they can best prioritize what is important in their lives. Whether someone is fully-employed or retired, having the flexibility to work when they choose can make a big difference. For example, a teacher may choose to drive in just the summer months when school is out to supplement their income, a contract worker may choose to drive between gigs to make ends meet and a retiree may choose to drive near the holidays to have extra money to spend on gifts for their family. Drivers can sign up for Lyft easily from their device of choice. After background and safety checks are completed and their application is approved, they can start earning. Drivers can choose to get paid almost instantly with Express Pay or choose to have their earnings deposited on a weekly basis. Drivers who do not own a vehicle can get a flexible car rental with our Lyft Express Drive program in partnership with Hertz, Flexdrive and Avis Budget Group.

•

Income. Drivers have earned over $10 billion on our platform since inception. Our predictive technology around ride volume and demand enables us to share key information with drivers about when and where to drive in order to maximize their earnings on a real-time basis.

•

Trust and Safety. Safety is our top priority, and establishing a community built on trust and safety is paramount to our success. We were the first to provide up to $1 million in commercial automobile liability insurance for TNC drivers from the moment they are matched with a rider until that rider is dropped off. We also provide drivers support in emergency situations and accidents. In addition, all riders using the Lyft app must provide valid payment credentials and a phone number for identification purposes prior to requesting the ride. All transactions are processed through our platform, so drivers do not need to worry about carrying cash. To help us uphold high community standards, we give both drivers and riders the opportunity to rate each other after a ride. If a rider is rated three stars or below, Lyft reviews the situation and contacts the driver if necessary to follow-up on the ride experience.

•

Best-in-Class Support. We invest heavily in driver support and are continuously innovating to improve driver experiences. Our Driver Hubs and field locations in major cities serve as gathering places and offer in-person support and a personal connection to Lyft employees. In addition, drivers have access to 24/7 support and earnings tools as well as career coaches, education resources and other support to meet their personal goals.

Key Benefits to Riders

We work hard to provide our riders with a quality experience every time they open the Lyft app, in order to earn the right to have Lyft be their TaaS network of choice. Key benefits to our riders include:

•

Selection and Convenience. We designed the Lyft app with a focus on simplicity, efficiency and convenience. Riders enter their destination and are then presented with a range of transportation options to select from based on their needs and preferences. Our proprietary technology efficiently matches riders with drivers through advanced dispatching algorithms providing faster arrival times, localized pricing and maximum availability. We continuously aim to reduce friction in the booking process with features like “one tap ride” so riders can enter their destinations quickly. Additional modes, such as bikes and scooters, offer riders more options for shorter trips. The more rides that are taken on our platform, the better we are able to offer our riders personalized experiences most suitable to the trip being planned.

•

Availability. We strive to ensure that riders can get a ride when they want one. Our ridesharing marketplace is available to an estimated 95% of the U.S. population as well as in select Canadian cities.

We leverage our proprietary dispatch platform and data to help drivers and riders connect efficiently and reduce wait times. Our machine learning algorithms continuously train our optimization models and dynamically incentivize drivers to be on our platform when and where riders are seeking transportation. We are also expanding our recently introduced network of shared bikes and scooters. The high availability of our platform and the breadth of our offerings have made us the preferred TaaS network for millions of riders.

•

Affordability. Our platform empowers riders to choose from a broad set of transportation options to easily optimize for cost, comfort and time. For our ridesharing marketplace, riders are presented with upfront estimated prices prior to taking the trip so they can anticipate the total cost. We also introduced lower-cost options for riders to get around, including Shared Rides, a network of shared bikes and scooters and Nearby Transit with affordability in mind.

•

Trust and Safety. In the beginning, our co-founders interviewed every driver personally because establishing trust and safety has always been the top priority in building a successful community. Additionally, since day one we have run extensive background and safety checks on drivers before they are approved to provide rides on our platform. During the ride, we have designed numerous safety features into the Lyft experience, such as Share Route, which allows riders to share their location with family and friends, and Amp, a dashboard beacon that helps riders identify their drivers’ vehicles. If a driver is rated three stars or below, Lyft reviews the situation and contacts the rider if necessary to follow-up on the ride experience.

Key Benefits to our Communities

Building community and having a positive local impact is fundamental to who we are. We approach working with our partners, cities and municipalities in a collaborative manner and seek to establish mutually beneficial relationships based on trust, respect and a common objective of improving people’s lives by improving transportation.51

45%	54%	700,000	19%
of riders spend more at local businesses as a result of using Lyft	of riders explore more areas of their city as a result of using Lyft	unique riders have participated in Round Up & Donate	of riders use Lyft to connect to public transit

We work to have a positive impact in our communities in the following ways:

•

Social: Connect people with their communities. Through our Round Up & Donate program, Lyft riders have donated over $10 million to our partner charities since May 2017 for a range of causes, including supporting military service members, combatting homelessness and fighting cancer. Through our Relief Rides program, we give free rides during natural disasters and other emergency situations. Through our Get Out the Vote program, we commit to providing discounted and free rides to underserved communities that face significant obstacles in exercising their right to vote due to a lack of affordable transportation. Lyft is also committed to reducing instances of DUIs by providing a reliable alternative for riders.

•

Economic: Increase quality of life and reduce transportation inequality. Equal transportation access and freedom to get around are directly tied to economic well-being. Lyft is committed to making transportation inclusive and accessible for all riders. According to our internal data, nearly a third of all rides on our platform start in low-income areas. We have also established partnerships that enable people get to their critical appointments, such as our healthcare-related partnerships that enable our partners to offer affordable and flexible transportation to their customers. With Lyft, riders who are unable to afford a car, cannot drive or do not have access to public transportation now have a reliable

[51]	The 45%, 54% and 19% figures below are from the Economic Impact Report; see the section titled “Industry, Market and Other Data.”

option to enable their economic mobility. 62% of 18 year olds were licensed drivers in 2016,[52] down from 76% in 1986.[53] Riders who do own a car are beginning to transition their spend to Lyft to save hundreds, and in some cities thousands, of dollars annually on expensive parking, insurance and car payments. Based on internal data, we estimate 250,000 Lyft riders gave up their personal cars in 2017, and 50% of our riders use their cars less because of Lyft.[54] As a result of improved freedom to get around, Lyft riders help stimulate local economic activity, increasing their local spending by more than $2 billion in 2017.[55]

•

Environmental: Replace car infrastructure with green space and reduce emissions. Lyft was founded on the belief that technology will enable us to dramatically reduce carbon emissions from the transportation system. In April 2018, we began making all Lyft rides carbon neutral and are now one of the world’s largest voluntary purchasers of carbon offsets.

Our Growth Strategy

U.S. consumers spend over $1.2 trillion on transportation annually.56 We are in the very early phase of capturing this large opportunity. Our key growth strategies include our plans to:

•

Grow Our Rider Base. We see significant opportunity to continue to grow our rider base. We intend to drive organic adoption in our rider base by continuing to make investments in our brand and growth marketing to increase consumer awareness. We also offer discounts for first time riders to try Lyft and incentives for existing drivers and riders to refer new riders, and we plan to continue to add density to our ridesharing marketplace by attracting and retaining drivers to our platform to further improve the rider experience. Additionally, we are expanding our platform coverage beyond the geographies and markets we currently serve. We also believe we will benefit from demographic trends, such as the growing percentage of the population who are born as digital natives accustomed to on-demand and shared offerings.

•

Increase Our Use Cases. We continuously work to extend our offerings to make Lyft the TaaS network of choice across an expanding range of use cases. We offer products to simplify travel decision-making and expand the potential uses for our platform, such as subscription plans, commuter services, first-mile and last-mile services and university safe rides programs. We also provide centralized tools and enterprise transportation solutions tailored to businesses, such as our Concierge offering, which enables organizations to manage the transportation needs of their customers and employees.

•

Expand Our Multimodal Offerings. We continue to make Lyft an everyday experience for riders through our multimodal platform designed to address a wide range of transportation needs. For example, we recently launched a network of shared bikes and scooters and will continue to supplement and scale modes in order to offer riders more transportation options. We also recently launched Nearby Transit in select cities to highlight public transit options to enable riders to optimize their routes across all available options. By expanding our multimodal offerings, we can offer riders options that best fit their criteria directly from the Lyft app, which increases rider engagement.

•

Grow Our Share of Rider Transportation Spend. As we continue to increase rider loyalty to our brand and expand our use cases and the breadth of our multimodal offerings, we believe we will also increase our share of rider transportation spend. For example, a rider may start using our ridesharing offering for a night out and then choose Lyft again for travel to the airport. Once they have experienced the reliability and convenience of Lyft, they may incorporate Shared Rides into their daily commute and, for shorter rides or when connecting to public transit, rent one of our shared bikes or scooters. In addition, usage of our platform typically increases over time. Our 2015 cohort took an aggregate of

[52]	DOT, Highway Statistics 2016.
[53]	DOT, Highway Statistics 1986.
[54]	Economic Impact Report; see the section titled “Industry, Market and Other Data.”
[55]	Economic Impact Report; see the section titled “Industry, Market and Other Data.”
[56]	BLS; see the section titled “Industry, Market and Other Data.”

25.1 million rides during 2015. In 2017, this 2015 cohort took an aggregate of 59.7 million rides, representing 238% of the rides taken by the cohort in 2015.

•

Invest in Technology to Strengthen Our Network and Increase Efficiency. Our investments in proprietary technologies and predictive analytics leverage insights derived from the rich set of data generated by our platform. These investments allow us to deliver an affordable, convenient and high-quality experience for our riders and increase the earnings of drivers. Our investments in mapping, routing, payments, in-app navigation and matching technologies are key to integrating technology and leveraging data science into our platform in order to increase the efficiency of our platform and improve safety. In addition, we are investing in autonomous technology, which we believe will be a critical part of the future of transportation.

•

Pursue M&A and Strategic Partnerships. In November 2018, we acquired Motivate, the largest bike sharing platform in the United States.[57] We will continue to selectively pursue acquisitions that contribute to the growth of our current business, help us expand into adjacent markets or add new capabilities to our platform. We believe drivers and riders on our platform will also benefit from a broader partner ecosystem that expands our marketing and loyalty programs and employee ride solutions. We have built strong relationships with transportation suppliers, state and local governments and technology solutions providers. We intend to continue to pursue acquisitions and partnerships that contribute to our growth.

Brand and Marketing

Brand

We aim to build the defining brand of our generation. We believe that our brand represents freedom at your fingertips: freedom from the stresses of driving and car ownership and freedom to do and see more. Our unique values and culture are reflected in our brand. We drive awareness of our brand through our marketing efforts, which highlight our offerings, the simplicity of our user experience and our commitment to community.

Brand Marketing

Our marketing efforts are designed to educate people about Lyft in creative and memorable ways, generating brand awareness among potential drivers and riders. Below are representative examples of our marketing efforts:

•

Lyft-Produced Content. We produce original content with a range of partners to help showcase our brand. For example, Undercover Lyft is a viral marketing series where celebrities, such as Shaquille O’Neal, Danica Patrick, Chance the Rapper, Odell Beckham Jr., Demi Lovato and Jerry Rice, are disguised as drivers on our platform. They pick up unsuspecting riders, chat and take them to their destinations. At the end of the rides, the celebrities reveal who they really are to the shock and excitement of the riders. In aggregate as of October 2018, the Undercover Lyft series has received more than 160 million views and more than 850 million social media impressions.

[57]	NACTO; see the section titled “Industry, Market and Other Data.”

•

Popular Culture. Lyft is embedded in culture through content, entertainment partnerships and influencer marketing, with the goal of helping to build an iconic brand. Our placement and usage in popular culture, such as the HBO TV series Insecure, The Equalizer 2 movie featuring Denzel Washington, the Funny or Die series Billy on the Street and the Lyft Legend digital series featuring Kevin Hart, highlight our brand’s values and unique personality and are designed to establish a ubiquitous presence in culture.

•	Marketing Partnerships. We have marketing partnerships with leading brands, such as Delta Air Lines, where members of Delta’s loyalty program can earn SkyMiles® for all U.S. Lyft rides.

•

Local Events. Our goal in sponsoring local events is to boost brand awareness at locally relevant times and use cases. For example, we have employed unique campaigns such as our Pride On! campaign showing support for the LGBTQ+ community across the country with events, partnerships and presence. In 2018, we were the exclusive ridesharing sponsor of the Houston Rodeo, which was a large opportunity to boost brand awareness in one of our newer markets.

•	Outdoor Advertising: To build unaided awareness, we have outdoor billboard campaigns in key markets.

•

Specialty Modes. In select markets, riders may experience specialty or promotional ride modes for local events and organizations. In the past, we have launched Strange Mode to celebrate Halloween and the premiere of Netflix’s Stranger Things and Star Mode in Nashville during the 2018 CMA Music Festival.

•

Lyft Amp. We launched our innovative Lyft Amp at the end of 2016 to drive deeper engagement with drivers and riders. Amps are Lyft’s unique dashboard beacons which enhance the user experience and boost our brand awareness. These bright, oval-shaped devices sit on drivers’ dashboards and can glow and change colors. The Lyft app alerts riders to their driver’s unique Amp color which helps guide them to their requested vehicle. Shortly after pickup, the Amp displays a personalized greeting for riders. Additionally, Amps display a clock animation and ETA during non-Shared Rides to inform riders of the estimated time to their destination. For Shared Rides, the Amp notifies riders of who is getting picked up or dropped off next. These features help promote safety and a better overall experience for both drivers and riders.

Performance Marketing

We use a variety of channels to drive adoption of our platform and maintain driver and rider loyalty. We use specific channels and initiatives that enable us to measure the impact of our marketing spend. We currently attract new drivers and riders through a variety of marketing channels, including referrals, affiliate programs, partnerships, display advertising, radio, video, social media, email, search engine optimization and keyword search campaigns. After signup, we continue to engage riders through a variety of initiatives, such as promotions, emails and in-app notifications.

Our Proprietary Data-Driven Technology

Our robust technology platform powers the millions of rides and connections that we facilitate every day and provides insights that drive our platform in real-time. We leverage historical data to continuously improve experiences for drivers and riders on our platform. Our platform analyzes large datasets covering the ride lifecycle, from when drivers go online and riders request rides, to when they match, which route to take and any feedback given after the rides. Utilizing machine learning capabilities to predict future behavior based on many years of historical data and use cases, we employ various levers to balance supply and demand in the marketplace, creating increased driver earnings while maintaining strong service levels for riders. We also leverage our data science and algorithms to inform our product development, such as the introduction of our current subscription product.

Rideshare Marketplace Efficiency

During the matching process, we leverage our proprietary dispatch platform and data to help drivers and riders connect efficiently. Factors such as distance, destination, route, traffic and travel time contribute to determining both driver to rider matching as well as rider-to-rider matching for Shared Rides. Prior to a match, we give drivers a simple, reliable signal about where to drive and often an incentive to increase earnings. We also focus on providing predictable, competitive and sustainable prices that optimize value for our riders as well as help increase conversion. Our machine learning algorithms continuously train our optimization models and dynamically balance current and future supply and demand within the marketplace.

Optimizing Marketplace Supply

Once drivers sign up and begin driving, our predictive analytics and dynamic pricing algorithms help us to align driver incentives to encourage drivers to be available, at the right times, in areas of high demand. This helps provide drivers with potentially higher earning opportunities by allowing them to maximize their earnings per hour, which can elevate driver satisfaction, increase supply in peak hours and improve the overall efficiency of the marketplace.

Managing and Anticipating Rider Demand

Our pricing algorithms use real-time ride cost estimates, demand elasticity and data about traffic, weather and other travel conditions to optimize ride prices and balance supply and demand in our ridesharing marketplace. This allows us to offer consistently competitive ride prices, reduce rider wait times and maximize rider utilization of our platform, which we believe leads to long-term driver and rider loyalty.

Improving Shared Ride Efficiency

We believe Shared Rides will provide a significant foundation for sustainable mobility. We aim to provide the most reliable and sustainable shared ride offering to improve efficiency and density of the marketplace and reduce congestion on city roads. We also aim to maximize the number of potential rides while minimizing costs by increasing the utilization rate of driver hours. To that end, we continually improve our core marketplace technology through enhancements in dispatching, mapping, routing and in-app navigation to improve matching among other areas. By increasing the percentage of rides that match and the quality of the matches, we can get riders to their destinations faster and increase the efficiency of Shared Rides.

Operating Bikes & Scooters

Beyond facilitating our ridesharing marketplace, we also utilize data-driven insights to improve our network of shared bikes and scooters. For our Lyft Scooters offering, we use data science and real-time analytics to understand and predict rider behavior and scooter movement. This informs our on-the-ground operations teams. Our platform technology helps us pinpoint optimal scooter distribution and rebalancing, which helps reduce operational costs, maximize scooter availability and improve riders’ experience.

Our Multimodal Platform

Our multimodal platform enables access to a broad set of transportation options, including our ridesharing marketplace, bikes and scooters and nearby public transit options.

Economy
Lyft
4 people
Standard car
Shared
1-2 people
Shared car at a discounted price
Luxury
Lux
4 people
Luxury car
Lux Black
4 people
Premium black car service with leather seats
Extra Seats
XL
6 people
SUV
XL Black
6 people
Premium black SUV with leather seats
Bikes & Scooters
Bikes
1 person
Standard and electric pedal-assist bicycles in select markets
Scooters
1 person
Reservation enabled e-scooters in select markets
Transit
Nearby Transit
Access to public transit schedules in select markets
Autonomous
Open Platform
1-3 people
Point-to-point autonomous vehicle in Las Vegas

Rideshare Marketplace

Our ridesharing marketplace connects drivers with riders and today is available to an estimated 95% of the U.S. population, as well as in select cities in Canada. We offer different ridesharing options that enable riders to optimize across a number of factors, including time, cost, number of seats, service, comfort and convenience. In addition to the options pictured above we also offer the following in select markets:

•	Car Seat. Riders can request a vehicle that is fitted with a child car seat.

•	Ski Rack. Riders can request a vehicle that is equipped with a rack to carry skis or snowboards.

•	Wheelchair Accessible. Where available, riders with accessibility needs can enable Access Mode to request a vehicle that is specially outfitted to accommodate wheelchairs.

Lyft Bikes and Scooters

Our network of shared bikes and scooters is our first extension to modes addressing shorter trip lengths. Bikes and scooters are also the most affordable transportation options on our platform to date. Our strategy is to work closely with cities on the deployment of bikes and scooters. We are committing to high safety standards for the operation of bikes and scooters on our platform to best serve our riders and broader communities. As such, we partner with cities and organizations to provide capital and technology solutions that expand protected bike lanes and reduce speeding. We also work closely with cities to offer the Lyft Community Pass, a discount program that includes unlimited, 30-minute rides to qualified, low-income residents in our service areas for an easy, affordable way to get around.

Lyft Bikes

Lyft bikes are standard and electric pedal-assist bicycles. Through our acquisition of Motivate, the largest bike sharing platform in the United States,58 we are well-positioned to lead sustainable mobility in the markets we

[58]	NACTO; see the section titled “Industry, Market and Other Data.”

serve. This platform brings expertise in managing bike share systems in partnership with cities and local governments across the country, currently operating in nine major cities across the United States. In 2017, there were more than 35 million bike share trips in the United States, of which 74% were on Motivate systems.59

Lyft Scooters

Riders can access Lyft scooters via our Lyft app in select markets in North America. When in a service area, riders can tap the scooter icon to see any available scooters nearby. They can reserve a scooter ahead of time or use the Lyft app to scan the QR code on a nearby scooter to get going.

Nearby Transit

We have added public transit information for certain markets directly into the Lyft app, allowing riders to choose the transportation option that best fits their trip and budget. In our initial pilot, riders can get real-time transit information and use our network of shared bikes and scooters to connect to a local transit stop or Shared Ride pickup location. We piloted this offering in 2018 and plan to expand to several additional markets. Providing public transit information is another step toward providing effective, equitable and sustainable transportation to our communities, and creating a more seamless and connected transportation network. We do not monetize our Nearby Transit offering, but it is designed to increase engagement with our platform.

[59]	NACTO; see the section titled “Industry, Market and Other Data.”

Autonomous Open Platform

Through our Open Platform, we enable partners to connect with our network and offer their autonomous vehicles on the Lyft network. For example, our Open Platform partnership with Aptiv has enabled the commercial deployment of a fleet of autonomous vehicles on our platform in Las Vegas. We have facilitated over 25,000 rides in Aptiv autonomous vehicles with a safety driver since January 2018.

The Lyft Driver Experience

We help drivers on our platform generate earnings while maintaining a flexible schedule. For these drivers, it all begins with the Lyft Driver app. After extensive background and safety checks, drivers can gain access to our platform and begin driving.

•

The Lyft Driver App. We have separated the driver and rider experiences into two separate mobile apps—the Lyft Driver app for drivers and the Lyft app for riders. Drivers only have to tap ‘Go Online’ in the Lyft Driver app to begin receiving ride requests. Once matched, drivers will get a notification to accept the ride and receive the rider’s pickup spot. On-screen instructions and directions make it easy to pick up riders, navigate to destinations and drop off riders. Drivers and riders then rate each other at the end of the ride.

•

Express Pay. Express Pay allows drivers to cash out whenever they want. We introduced Express Pay in 2015 and were the first ridesharing company to deliver instant payouts. The feature uses push-to-debit technology, which lets drivers access their earnings with a tap of a button and paying a small fixed transfer fee of $0.50.

•

In-app Tipping. Since the beginning, we have made it easy for riders to tip right from the app. 100% of tips from riders go to drivers. We built tipping into the Lyft app to encourage great hospitality, and to make it easy for riders to show their appreciation. To date, drivers have earned over $500 million in tips through the Lyft app.

•

Driver Destination Mode. Destination Mode matches drivers with rides getting them closer to their intended destination by a specific time. We allow drivers to set a targeted arrival time so they can maximize earnings until the time they chose to go offline, or we allow them to specify a destination so they only receive priority matched rides going in the same direction.

•

Driver Dashboard. In the Lyft Driver app, we offer drivers a dashboard that shows the total earnings they can expect to see transferred to their bank accounts. In this dashboard, we offer detailed views of earnings activity, ride count and time spent, to help drivers understand and maximize their earnings. We provide an in-app Driver Console with additional tools and analytics to help drivers measure ride demand, pinpoint the best times to drive each day, set earnings goals and help them monitor their earnings progress. Drivers also gain real-time visibility into currently available incentives.

•

Express Drive. Express Drive is our flexible car rentals program. It is designed for those who want to drive using our platform but do not have access to a vehicle that meets our requirements. Express Drive offers a preferred weekly rate on cars rented from our partners: Hertz, Flexdrive and Avis Budget Group. Express Drive has grown steadily since it began in 2016, with tens of thousands of cars now available in over 30 cities nationwide.

•

Driver Hubs. Our Driver Hubs are currently in 15 cities across North America. These facilities are used for driver onboarding, answering driver questions and providing free inspections in select markets. They feature refreshments, access to clean bathrooms and help desks for easy access to the Lyft support team. The Driver Hubs are also used for driver events and training sessions.

The Lyft Rider Experience

We provide a variety of offerings to solve the transportation needs of our riders. This starts with the Lyft app, which is a core part of the Lyft rider experience. To provide riders with the best experience, we are also continually adding new features, rider modes and payment models to address the needs of specific groups of riders, such as businesses and government entities.

Lyft App

The Lyft app provides a variety of ride modes to fit riders’ transportation needs. The Lyft app is designed to be fast, simple and purposeful. A typical rider session can be summed up in four steps:

1 CHOOSE DESTINATION Rider's home screen prompts them to enter their destination first
2 CHOOSE RIDE MODE Costs and ETAs are displayed up front for each ride mode, giving riders the flexibility and transparency they need to fit their budgets and time constraints
3 GET A RIDE Their ride arrives in minutes
4 ARRIVAL AND PAYMENT Payment, including tip, and driver ratings through the Lyft app

Subscription Plans and Ride Passes

Offering subscription plans and passes allows us to provide more earning opportunities for drivers and is an important step toward providing transportation options to address the range of riders’ budgets and make car ownership optional.

Subscription Plans

All plans are purchased for an upfront price and grant access to a specific value for a set number of rides, and riders can cancel their subscriptions at any time. Types of subscription plans include:

•	Commute Plans: rides starting and ending at your saved home and work shortcut addresses;

•	Personal Plans: designated pick-up and drop-off points selected at the time of purchase; and

•

All-Access Plans: available in select cities, the current All-Access Plan can be purchased for an upfront price and grants riders access to a set number of rides over the course of a month, up to a specific value per ride. It also includes a discount for any rides that exceed the ride cap.

Ride Passes

The Lyft Pass is a promotion offered to select riders that gives them special pricing on a set number of rides for a given time, typically over a month. Some Ride Passes are limited to specific ride types, such as standard, Shared Rides or XL.

Lyft Solutions for Organizations

We offer centralized tools and tailored solutions to manage the specific transportation needs of organizations and their customers and employees. Our solutions help organizations of all sizes and across sectors, including corporate, healthcare, education and government, to control costs, save time, improve transparency and streamline transportation programs. We offer ride solutions for a range of occasions and use cases, including corporate business travel, concierge, enterprise programs and events.

Corporate Business Travel

We deliver a seamless business travel solution by offering helpful tools and features such as automated expensing and centralized payment via company charge accounts. We partner with some of the leading travel management and expense companies in the country, like Concur, Certify and Expensify. Our solutions also provide improved travel policy adherence and greater visibility for travel managers.

Expensing for Business Travelers

We provide expensing tools to make travelers’ and travel managers’ lives easier. Travel managers are able to get real-time reporting on rides and costs and travelers can get easily reimbursed through our various expense integrations. Travelers can document business rides and select from expense codes in the Lyft app. Travel managers can require entering expense codes or notes as part of the ride request, making it easy to reconcile travel spend. Reports provide detailed ride data for better cost center attribution, billing back to clients or reimbursements.

Concierge

We originally developed our Concierge offering for our large healthcare partners, enabling them to order multiple rides using a web-based system for the individuals they support to get to and from important appointments. Today, our Concierge offering can be used by organizations of all types and sizes to access our network to request or schedule rides for other people. With our Concierge offering, organizations can access real-time ride tracking, reduce the cost of their transportation programs and enjoy 24-hour customer support. Organizations can use the web app to request a ride for someone as soon as they are ready to go, or schedule a ride up to a week in advance. Alternatively, organizations can also choose to build seamless transportation experiences into their own applications by using the Lyft Concierge API.

Most of our ride modes are available through our Concierge offering. When someone requests a ride using our Concierge offering, the rider receives a text message notification with details for their ride. We charge a Concierge platform fee for the use of our Concierge offering.

Organizations often use our Concierge offering to:

•

Simplify Transportation for Businesses. San Diego-based helicopter tour operator, Rotor Zen, uses our Concierge offering to quickly and conveniently get guests from hotels or vacation rentals to the helicopter departure point near the San Diego airport and then drop them off when the tour is over.

•

Improve Healthcare. 3.6 million Americans miss or delay medical care annually because they cannot get a ride to the doctor.[60] Healthcare transportation brokers like American Logistics Company use our Concierge offering to provide patients with a reliable way to get to important appointments on time.

Enterprise Programs

We offer various enterprise programs, including monthly ride credits for daily commutes, supplementing public transit by providing rides for the first and last leg of commute trips, late-night rides home and shuttle replacement rides. Companies like Slack provide monthly Lyft credits as a benefit to employees to ensure convenient and cost-effective late night transportation from the office.

Events

We offer transportation solutions that can be customized for events such as recruiting events, conferences, celebrations, meetings and company retreats. Organizations or individuals can create in-app experiences and custom codes for attendees to ride to and from events.

Our Commitment to Trust & Safety

A strong guiding principle since day one has been to build a community that drivers and riders trust. Trust is the foundation of our relationship with drivers and riders on our platform, and we take significant measures every day that are focused on their safety. This dedication led our customer support to be recently named number one in Newsweek’s 2019 America’s Best Customer Service rankings for the Taxi and Peer-to-Peer Ridesharing category.

To ensure we are delivering exceptional service levels and upholding high quality standards, we have established our Customer Experience and Trust, or CET, team as a key part of our organization. With over 700 employees, CET is in charge of fielding customer support inquiries and is available through multiple channels, including via self-service and assisted support directly within our apps. Our CET team focuses on driving results based on experience-based metrics including First Contact Resolution, which is the number of support tickets resolved during first contact with a driver or rider, and Net Promoter Score. CET aims to eliminate bad customer experiences, quickly resolve problems when they occur and maintain trust with drivers and riders. We also use third parties to help Lyft deliver best-in-class support.

[60]	Kara MacLeod, et al., Missed or Delayed Medical Care Appointments by Older Users of Nonemergency Medical Transportation, February 2014.

The ways we promote safety include:

•

Critical Response Line. Our Trust & Safety team, consisting of nearly 300 employees, is a team of specialists within CET that handle sensitive issues regarding behavior or safety incidents on our platform. Available 24/7, they work with many teams on highly visible cases to provide a high quality of care.

•

Driving Record and Background Checks. Every driver is screened before they are permitted to drive on our platform, starting with professional third-party background and driving record checks. To promote a consistently high-quality experience, we ensure vehicles meet our criteria for vehicle age before drivers are accepted to drive these vehicles on our platform.

•

Two-Way Ratings. Our two-way ratings system helps promote the safety and comfort of the Lyft community by offering a channel for drivers and riders to provide instant feedback on their Lyft experiences. At the end of each ride, drivers and riders are prompted to rate each other on a scale of 1-5 stars. Our ratings system allows drivers and riders to provide anonymous feedback. We take rider ratings and driver feedback very seriously. If a user is rated three stars or below, we take immediate action to understand and remediate the situation.

•

Zero-Tolerance Policy. Lyft maintains a zero-tolerance drug and alcohol policy for drivers on our platform. We also do not allow riders to have open alcohol containers in-ride and can deactivate riders from the platform for violating this policy.

•

Lyft Insurance Protection. We were the first ridesharing platform to introduce insurance protection that provides drivers with additional liability coverages. We provide primary liability coverage for TNC drivers from the moment they are matched with a rider until that rider is dropped off. Our auto liability insurance will apply as primary to a driver’s standard personal automobile insurance policy when matched with a rider.

•

Bikes and Scooters. Safety is a key tenet that guides our work with bikes and scooters. We are providing the necessary education and support for all riders and are working with partners to provide the capital and technology solutions to expand protected bike lanes and reduce speeding. We are working with organizations, like Together For Safer Roads, that collaborate with local bike and pedestrian advocates to help protect our community members. We are also giving away free helmets in select markets for our riders.

Our Employees

Our employees are passionate about our mission to improve people’s lives with the world’s best transportation. As of September 30, 2018, we had 3,928 employees in over fifty offices and Driver Hubs. Approximately 38% of our employees work in our product management, engineering and design organizations, including several hundred employees in our Level 5 Engineering Center in Palo Alto, California.

We also engage contractors and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we believe that our employee relations are strong.

Our Values & Culture

Our core values underpin our culture and guiding principles on how we get things done. These values shine through in our work environment and are prevalent in our hiring process, office space and internal and external communications. Our three core values are: Be Yourself, Uplift Others and Make It Happen.

Be Yourself: Live authentically and trust your voice. You belong here.

We serve a diverse world, so it is essential for our team to reflect a wide range of perspectives and backgrounds. Everyone is safe, welcome and valued at Lyft and encouraged to show up exactly as they are.

Uplift Others: Take care of each other—no matter which seat you are sitting in.

We recognize the virtuous circle of hospitality—it starts by treating each other well within Lyft and ripples out to our greater community.

Make It Happen. Own the work. Focus on impact. Reimagine what is possible.

Think big. Show up, speak up and engage—your voice is essential. Our team is empowered to reach further, push harder and make an impact.

Our Commitment to Our Employees

We envision a world where cities feel intimate again and transportation and technology actually bring people together. This all starts by taking care of our team members. In 2018, Lyft was honored as the number one most sought-after startup in the United States by LinkedIn which evaluated companies for employment growth, engagement, job interest and attraction of top talent. In 2018, we also became the youngest company chosen as one of the Best Places to Work for LGBTQ Equality by the Human Right Campaign.

Commitment to equal pay

We conduct an annual third-party audit of team members’ pay to confirm that Lyft’s pay-for-performance philosophy transcends race and gender. If an audit reveals any pay differences unexplained by legitimate business factors between team members who hold similar jobs but are of different races or genders, we adjust the affected team members’ respective compensation accordingly.

Employee Resource Groups

Employee Resource Groups are voluntary, employee-led groups that serve as resources for members and organizations fostering a diverse, inclusive workplace. Current Employee Resource Groups at Lyft include UpLyft Forward, UpLyft Parents, UpLyft Tech, UpLyft Unidos, UpLyft Veterans, UpLyft Women and LyftOut. These groups support and celebrate diversity and inclusion.

Employee Benefits

An important part of Lyft culture is providing our team members with excellent benefits. These include coverage for health and well-being, flexible time off, discounts and credits, learning and development, financial planning and parental leave, among others.

Competition

The market for TaaS networks is intensely competitive and characterized by rapid changes in technology, shifting rider needs and frequent introductions of new service and offerings. We expect competition to continue, both from current competitors, who may be well-established and enjoy greater resources or other strategic advantages, as well as new entrants into the market, some of which may become significant competitors in the future.

Our main ridesharing competitors in the United States and Canada include Uber, Gett (Juno) and Via. Our main competitors in the bike and scooter sharing market include Uber (Jump), Lime and Bird. We also compete with certain non-ridesharing TaaS network companies and taxi cab and livery companies as well as traditional automotive manufacturers, such as Ford (Chariot) and BMW, which have entered the TaaS market.

Additionally, there are other non-U.S. based TaaS network companies that may expand into the United States and Canada. There are also a number of companies developing autonomous vehicle technology that may compete with us in the future, including Alphabet (Waymo), Apple, Baidu, Uber and Zoox, as well as many other technology companies and automobile manufacturers and suppliers. We anticipate continued challenges from current competitors as well as from new entrants into the TaaS market.

We believe that the principal competitive factors in our market include the following:

•	coverage and availability of access;

•	scale of network;

•	choice of modality;

•	product design;

•	ease of adoption and use;

•	features and platform experience;

•	partnerships and integrations with other ecosystem participants;

•	brand;

•	trust, safety, reliability and privacy;

•	customer support;

•	continued innovation in new modalities;

•	driver payout;

•	regulatory relations; and

•	prices.

We believe we compete favorably across these factors. However, many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets and established marketing relationships, access to larger customer bases and significantly greater resources for the development of their offerings. For additional information about the risks to our business related to competition, see the section titled “Risk Factors—Risks Related to Our Business and Industry—We face intense competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.”

Our Technology Infrastructure and Operations

We organize our product teams with a full-stack development model, integrating product management, engineering, analytics, data science and design. We focus on affordability, reliability, efficiency, optimization and cohesion when developing our software. Our offerings are mobile-first and platform agnostic. We frequently update our software products and have a regular software release schedule. Our offerings are built on a scalable technology platform that enables us to manage peaks in demands.

We have an agreement with Amazon Web Services, or AWS, to help deliver and host our platform. As a result of our partnership, we believe we are more resilient to surges in demand on our platform or product changes we may introduce.

We designed our platform with multiple layers of redundancy to guard against data loss and deliver high availability. Incremental backups are performed hourly or more frequently and full backups are performed daily. In addition, as a default, redundant copies of content are stored independently in at least two separate geographic regions and replicated reliably within each region. We are also investing in iterating and continuously improving our data privacy and security foundation and continually review and implement the most relevant policies.

Our Facilities

Our corporate headquarters is located in San Francisco, California, pursuant to operating leases that expire in 2023, 2025 and 2030. We lease or license additional offices in San Francisco and around the world, including Palo Alto, California; Seattle, Washington; New York, New York; Nashville, Tennessee; Washington, D.C.; Chicago, Illinois; London, United Kingdom, Montreal, Canada and Munich, Germany. We have over 50 Driver Hubs and field locations across the United States and Canada to support our local operations and drivers. We believe that these facilities are generally suitable to meet our needs.

Our Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements and employee non-disclosure and invention assignment agreements to establish and protect our proprietary rights. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

We have invested in a patent program to identify and protect a substantial portion of our strategic intellectual property in ridesharing, autonomous vehicle technology, telecommunications, networking and other technologies relevant to our business. As of September 30, 2018, we held 168 issued U.S. patents and had 147 U.S. patent applications pending. We also held three issued patents in foreign jurisdictions and had 38 applications pending in foreign jurisdictions. We continually review our development efforts to assess the existence and patentability of new intellectual property.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other countries to the extent we determine appropriate and cost-effective. As of September 30, 2018, we held 21 registered trademarks in the United States, and also held 161 registered trademarks in foreign jurisdictions. We also have common law rights in some unregistered trademarks that were established over years of use. In addition, we have registered domain names for websites that we use in our business, such as www.lyft.com and other variations.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented or challenged. For additional information, see the sections titled “Risk Factors—Risks Related to Our Business and Industry—Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business” and “Risk Factors—Risks Related to Our Business and Industry—Failure to protect or enforce our intellectual property rights could harm our business, financial condition and results of operations.”

Legal Proceedings

We are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings involving personal injury, property damage, worker classification, labor and employment, anti-discrimination, commercial disputes, competition, consumer complaints, intellectual property disputes, compliance with regulatory requirements and other matters, and we may become subject to additional types of claims, lawsuits, arbitration proceedings, administrative actions, government investigations and legal and regulatory proceedings in the future and as our business grows, including proceedings related to product liability or our acquisitions, securities issuances or our business practices, including public disclosures about our business. We are also regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of independent contractor drivers on our platform. Information is provided below regarding the nature and status of our material pending legal matters. There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict. Moreover, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop.

Independent Contractor Classification Matters

We are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of drivers on our platform as independent contractors, and claims that, by the alleged misclassification, we have violated various labor and other laws that would apply to driver employees. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters.

We are currently involved in a number of putative class actions, individual claims both in court as well as arbitration and other matters challenging the classification of drivers on our platform as independent contractors.

On September 3, 2013, Patrick Cotter filed a complaint in the Northern District of California asserting various wage-and expense-related claims against us on behalf of himself and a proposed class of drivers nationwide. Pursuant to the Class Action Settlement Agreement and Release by and between the Cotter plaintiffs and us, the parties agreed to a settlement amount of $27 million. The court granted final approval on March 16, 2017 and the settlement became final on December 14, 2017.

On January 23, 2015, Yilkal Bekele filed a putative class action complaint in the Massachusetts Superior Court for Suffolk County, alleging that we misclassified drivers as independent contractors in violation of the Massachusetts Independent Contractor Statute and the Massachusetts Wage Act, on behalf of a putative class of Massachusetts drivers. On July 21, 2016, the court heard oral arguments on our motion to dismiss the complaint and compel the plaintiff’s claims to arbitration and, on August 9, 2016, the court granted our motion. On August 22, 2016, the plaintiff filed an appeal to the U.S. Court of Appeals for the First Circuit and, on November 13, 2018, we filed a response brief with the court. The matter is currently pending before the First Circuit.

On May 11, 2016, Alex Zamora and Rayshon Clark filed a putative class action complaint in the U.S. District Court, Northern District of California, alleging that we misclassified drivers as independent contractors and misled drivers in violation of the California Labor Code in violation of the Unfair Competition Law, among other allegations, on behalf of a putative class of California drivers. We reached an agreement with the plaintiffs in this case to resolve this matter for an aggregate payment of $1.95 million. On September 26, 2018, the court granted final approval of this class settlement.

On October 18, 2017, Gustavo Camilo filed a putative class action complaint in the Supreme Court of the State of New York, County of New York, alleging unlawful wage deductions in violation of New York Labor Law

Section 193, and unlawful tax and surcharge deductions constituting breach of contract, fraud and unjust enrichment, on behalf of a class of New York drivers who have provided services on our platform since January 2014. On June 11, 2018, we moved to compel the plaintiff’s claims to individual arbitration. That motion is currently pending.

On May 8, 2018, Matthew Talbot filed a putative class action complaint in San Francisco Superior Court, County of San Francisco, alleging that we misclassified drivers as independent contractors in violation of the California Labor Code and Unfair Competition Law, on behalf of a putative class of California drivers. The plaintiff subsequently amended the complaint to include additional named plaintiffs. On July 10, 2018, we moved to compel the plaintiffs’ claims to individual arbitration. On October 19, 2018, the court granted the motion as to two plaintiffs and denied it as to one plaintiff. On October 31, 2018, we filed a motion for reconsideration, which is currently pending.

On May 25, 2018, Brandon Olson filed a putative class action complaint in San Francisco Superior Court, County of San Francisco, alleging that we misclassified drivers as independent contractors in violation of the California Labor Code and Unfair Competition Law, on behalf of a putative class of California drivers who have provided services on our platform since May 2014, and as a representative action under California’s Private Attorney General Act, Labor Code Section 2698, et seq. The plaintiff subsequently amended his complaint, adding a named plaintiff, David Melnicoe, on the class action claims. On October 26, 2018, we filed a demurrer in abatement to stay the class claims, a motion to strike certain class claims and a motion to compel Olson’s claims to individual arbitration and stay proceedings pending arbitration. On December 3, 2018, the court overruled the demurrer and denied those motions. Our answer to the complaint is due December 12, 2018.

On May 30, 2018, Nicholas LaBorde filed a putative class action complaint in Los Angeles Superior Court, County of Los Angeles, alleging that we misclassified drivers as independent contractors in violation of the California Labor Code and Unfair Competition Law, on behalf of a putative class of California drivers. Our response to the complaint is due on December 13, 2018.

On August 3, 2018, Jay Park and others filed a multi-plaintiff action in Los Angeles Superior Court, County of Los Angeles, alleging that we misclassified them as independent contractors in violation of the California Labor Code and Unfair Competition Law. On October 3, 2018, the parties filed a stipulation to stay this action pending arbitration of the underlying claims.

On October 5, 2018, Eric Wickberg filed a putative class action complaint in the U.S. District Court, District of Massachusetts, alleging that we misclassified drivers as independent contractors in violation of Massachusetts General Law, on behalf of a putative class of Massachusetts drivers. On November 30, 2018, we filed a motion to compel individual arbitration of the plaintiff’s claims.

On November 11, 2018, Colin Chute filed an action for injunctive relief in San Francisco Superior Court, County of San Francisco, alleging that we misclassified him as an independent contractor in violation of the California Labor Code and Unfair Competition Law. On November 20, 2018, the plaintiff filed an application for an order to show cause regarding entry of a preliminary injunction prohibiting our classification of drivers as independent contractors. A status conference is scheduled for December 19, 2018.

We are involved in several matters brought, in whole or in part, as representative actions under California’s Private Attorney General Act, Labor Code Section 2698, et seq, alleging that we misclassified drivers as independent contractors. These include an action filed by Bryce Chester on May 2, 2018, an action filed by Million Seifu and Stephen McFadyen on July 5, 2018 and an action filed by Tina Turrieta on July 18, 2018. These three actions were filed in Los Angeles Superior Court, County of Los Angeles. We have either moved to dismiss or compel individual arbitration in each action. On November 15, 2018, the court granted, in part, our motion to compel Bryce Chester’s claims to arbitration, and stayed the remaining claims pending such arbitration. The other referenced motions are currently pending.

In the ordinary course of our business, various other drivers have challenged, and may challenge in the future, their classification on our platform as an independent contractor under federal and state law, seeking monetary, injunctive, or other relief. We are currently involved in a number of such actions filed by individual drivers, including those brought in, or compelled pursuant to our Terms of Service to, individual arbitration. We believe we have meritorious defenses, dispute the allegations of wrongdoing and intend to defend ourselves vigorously in these matters. There is no such pending or threatened matter that individually, in our opinion, is likely to have a material impact on our business, financial condition or results of operations; however, results of litigation and arbitration are inherently unpredictable and legal proceedings related to these driver claims, individually or in the aggregate, could have a material impact on our business, financial condition and results of operations. Regardless of the outcome, litigation and arbitration of these matters can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources and other factors.

We are also involved in administrative audits related to driver classification in such audits in California, Washington, Oregon, Wisconsin, Illinois and New Jersey. These audits relate to our alleged obligation to provide unemployment insurance benefits to drivers under state law. We dispute that we are obligated to provide such benefits under state law and these proceedings are ongoing.

Patent Litigation

We are currently involved in legal proceedings with RideApp, Inc., or RideApp. On July 23, 2018, RideApp filed a complaint in the U.S. District Court, Southern District of New York, alleging that our platform infringes U.S. Patent No. 6,697,730, titled “Communications and Computing Based Urban Transit System.” The complaint seeks compensatory damages, an injunction, enhanced damages and attorney fees. On September 28, 2018, we filed a motion to transfer venue to the Northern District of California and, on November 15, 2018 the court granted our motion. We intend to vigorously defend this lawsuit and believe we have meritorious defenses.

Consumer and Other Class Actions

We are involved in a number of class actions alleging violations of consumer protection laws such as the TCPA as well as violations of other laws such as the Americans with Disabilities Act, or the ADA. We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters.

On March 24, 2014, Kenneth Wright filed a putative class action complaint in the U.S. District Court, Western District of Washington, alleging violations of the TCPA, the Washington Consumer Electronic Mail Act, or the CEMA, and the Washington Consumer Protection Act, or the CPA. On November 19, 2015, we filed a motion to dismiss this action. On April 15, 2016, the court partially granted our motion to dismiss, terminating the plaintiff’s TCPA claims with prejudice. In June 2018, we reached a settlement with the plaintiff to resolve the remaining claims related to the CEMA and the CPA for an aggregate payment of $4.0 million. The settlement class contemplated by the agreement includes all Washington residents who, between June 1, 2012 and the date of preliminary approval of the class settlement, received on their cellular phones one or more invitational or referral text messages through our “Invite A Friend” program. This settlement agreement is subject to court approval. The court granted preliminary approval of class action settlement on November 15, 2018.

On October 13, 2016, Jason David Bodie filed a putative class action complaint in the U.S. District Court, Southern District of California, alleging violations of the TCPA. The plaintiff brings these claims individually and on behalf of a putative nationwide class consisting of all persons who received a non-emergency text message via an automatic telephone dialing system from us or our agents in the four years prior to the filing of the complaint. On May 1, 2018, we filed a motion to dismiss this complaint on the grounds that the complaint does not make a plausible claim for relief because (i) it fails to allege our use of an automatic telephone dialing system and (ii) it fails to plead sufficient facts to establish that we were the actual sender of the text messages at issue. Our motion is currently pending before the court.

On September 26, 2018, Antonio Tecson filed a putative class action complaint in San Francisco Superior Court, County of San Francisco, alleging violations of the TCPA. The plaintiff brings these claims individually and on behalf of a putative nationwide class consisting of all persons who received a “job-recruitment text message” from or on behalf of us without first providing us their respective telephone numbers. On November 8, 2018, we filed a notice of removal to the United States District Court, Northern District of California. Our response to the complaint is due on December 31, 2018.

On October 16, 2018, A. Ganji filed a putative class action complaint in the U.S. District Court, Northern District of California, alleging violations of the TCPA. The plaintiff brings these claims individually and on behalf of a putative nationwide class consisting of all persons who received a text message from or on behalf of us since the inception of our Concierge offering on or around January 12, 2016. Our response to the complaint is due on January 11, 2019.

On December 27, 2016, Pete Peterson filed a putative class action in the U.S. District Court, Northern District of California, alleging violations of the Fair Credit Reporting Act, on behalf of a putative nationwide class of “employment” applicants who were the subject of a consumer report. On July 17, 2018, we filed a motion to compel individual arbitration. On November 19, 2018, the court granted our motion to compel arbitration and dismissed the case.

On August 17, 2017, Harriet Lowell filed a putative class action in the U.S. District Court, Southern District of New York, alleging violations of the ADA as well as state and administrative laws, on behalf of a putative nationwide class of persons with mobility disabilities and a New York State subclass of persons with mobility disabilities. On January 27, 2018, we filed a motion to dismiss and on November 29, 2018, the court granted in part and denied in part our motion. Our answer to the complaint is due to be filed by December 20, 2018.

Personal Injury Matters

In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to accidents or other incidents involving drivers or riders using or who have used services offered on our platform, as well as from third parties. We are currently named as a defendant in a number of matters related to accidents or other incidents involving drivers on our platform, other riders and third parties. In many of these matters, we believe we have meritorious defenses, dispute the allegations of wrongdoing and intend to defend ourselves vigorously. There is no pending or threatened legal proceeding that has arisen from these accidents or incidents that individually, in our opinion, is likely to have a material impact on our business, financial condition or results of operations; however, results of litigation and claims are inherently unpredictable and legal proceedings related to such accidents or incidents, in the aggregate, could have a material impact on our business, financial condition and results of operations. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs individually and in the aggregate, diversion of management resources and other factors.

Government Regulation

We are subject to a wide variety of laws and regulations in the United States and other jurisdictions. These laws, regulations and standards govern issues such as TNCs, ridesharing, worker classification, labor and employment, anti-discrimination, payments, gift cards, whistleblowing and worker confidentiality obligations, product liability, personal injury, text messaging, subscription services, intellectual property, consumer protection, taxation, privacy, data security, competition, unionizing and collective action, arbitration agreements and class action waiver provisions, terms of service, mobile application accessibility, bike and scooter sharing, money transmittal, non-emergency medical transportation, autonomous vehicles and background checks. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state and local administrative agencies.

The ridesharing industry and our business model are relatively nascent and rapidly evolving, and so when we introduced a peer-to-peer ridesharing marketplace in 2012, the laws and regulations in place at the time did not directly address our offerings. Laws and regulations that were in existence at that time, and some that have since been adopted, were often applied to our industry and our business in a manner that limited our relationships with drivers or otherwise inhibited the growth of our ridesharing marketplace. We have been proactively working with state and local governments and regulatory bodies to ensure that our ridesharing marketplace and other offerings are available broadly in the United States and Canada. In part due to our efforts, a large majority of states have adopted laws related to TNCs to address the unique issues of the ridesharing industry. New laws and regulations and changes to existing laws and regulations continue to be adopted, implemented and interpreted in response to our industry and related technologies. As we expand our business into new markets or introduce new offerings into existing markets, regulatory bodies or courts may claim that we, drivers or riders, are subject to additional requirements, or that we are prohibited from conducting our business in certain jurisdictions, or that drivers or riders on our platform are prohibited from using our platform, either generally or with respect to certain offerings. Certain jurisdictions and governmental entities, including airports, require us to obtain permits or pay fees to operate our ridesharing offering, our network of shared bikes and scooters and our autonomous vehicle offering, and may reject our applications, deny renewals or increase fees.

We have been subject to intense regulatory pressure from state and municipal regulatory authorities across the United States and Canada, and a number of them have imposed limitations on or attempted to ban ridesharing and bike and scooter sharing. For example, in August 2018, the City of New York imposed a maximum limit on new vehicle licenses for drivers permitted to drive on certain ridesharing platforms, including ours. Other jurisdictions in which we operate or may want to operate could follow suit. We could also face similar regulatory restrictions from foreign regulators as we expand operations internationally, particularly in areas where we face competition from local incumbents.

Additionally, because we receive, use, transmit, disclose and store personally identifiable information and other data relating to drivers and riders on our platform, we are subject to numerous local, municipal, state, federal and international laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include the CAN-SPAM Act, CASL, the Telephone Consumer Protection Act of 1991, the HIPAA, Section 5(a) of the Federal Trade Commission Act, and, effective as of January 1, 2020, the CCPA.

See the sections titled “Risk Factors,” including the subsections titled “Risk Factors—Risks Related to Our Business and Industry—There may be adverse business, financial, tax, legal and other consequences if the contractor classification or employment status of drivers that use our platform is challenged,” “Risk Factors—Risks Related to Our Business and Industry—Our business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business,” “Risk Factors—Risks Related to Our Business and Industry—We are subject to payment-related risks that may harm our business,” “Risk Factors—Risks Related to Our Business and Industry—Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data, or any actual or perceived failure by us to comply with such laws and regulations or any other obligations relating to privacy, data protection or the protection or transfer of personal data, could adversely affect our business” and “Risk Factors—Risks Related to Our Business and Industry—We face the risk of litigation resulting from unauthorized text messages sent in violation of the Telephone Consumer Protection Act” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 30, 2018:

Name	Age	Position(s)
Executive Officers:
Logan Green	34	Chief Executive Officer, Co-Founder and Director
John Zimmer	34	President, Co-Founder and Director
Ran Makavy	43	Executive Vice President, Rideshare Technology
Jon McNeill	51	Chief Operating Officer
Brian Roberts	49	Chief Financial Officer
Kristin Sverchek	35	General Counsel and Secretary

Non-Employee Directors:
Prashant (Sean) Aggarwal(1)(2)	53	Director
Jonathan Christodoro(2)	42	Director
Ben Horowitz(2)	52	Director
Valerie Jarrett(1)(3)	61	Director
David Lawee(2)	52	Director
Hiroshi Mikitani(3)	53	Director
Ann Miura-Ko(3)	41	Director
Mary Agnes (Maggie) Wilderotter(1)	63	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Logan Green. Mr. Green is a co-founder of Lyft and has served as our Chief Executive Officer and as a member of our board of directors since our founding. Prior to co-founding Lyft, Mr. Green created the first car-share program at the University of California, Santa Barbara and served on the Board of the Santa Barbara Metropolitan Transit District. Mr. Green currently serves as a member of the board of directors of eBay Inc., an online marketplace and payments company. Mr. Green holds a B.A. in Business Economics from the University of California, Santa Barbara.

Mr. Green was selected to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and as a co-founder.

John Zimmer. Mr. Zimmer is a co-founder of Lyft and has served as our President since March 2013 and as a member of our board of directors since June 2010, and previously served as our Chief Operating Officer from July 2008 until March 2013. Prior to co-founding Lyft, Mr. Zimmer served as an analyst in real estate finance at Lehman Brothers Holdings Inc., which was a global financial services firm. Mr. Zimmer holds a B.S. in Hotel Administration from Cornell University.

Mr. Zimmer was selected to serve on our board of directors because of the perspective and experience he brings as our President and as a co-founder.

Ran Makavy. Mr. Makavy has served as our Executive Vice President, Rideshare Technology, since December 2017, and previously served as our Vice President of Growth from March 2016 to December 2017. From May

2011 to July 2015, Mr. Makavy served as the Director of Product Management at Facebook, Inc., a social network company. Prior to Facebook, Inc., Mr. Makavy co-founded and served as Chief Executive Officer of Snaptu Ltd., a mobile web company. Mr. Makavy holds a B.A. in Computer Science from The Open University and an M.B.A. from London Business School.

Jon McNeill. Mr. McNeill has served as our Chief Operating Officer since March 2018. From August 2015 to February 2018, Mr. McNeill served as President, Global Sales and Service at Tesla, Inc., a multinational automotive company. From January 2006 to August 2015, Mr. McNeill served as Chief Executive Officer and Chairperson of the board of directors at Enservio, Inc., a private software-as-a-service company. Mr. McNeill previously served as a founder of multiple technology and retail companies including TrueMotion Inc., Sterling Collision Centers Inc., First Notice Systems, Inc. and Trek Bicycle Stores, Inc. Mr. McNeill currently serves as a member of the board of directors of Lululemon Athletica Inc., an athletic apparel retailer. Mr. McNeill holds a B.A. in Economics from Northwestern University.

Brian Roberts. Mr. Roberts has served as our Chief Financial Officer since November 2014, and previously served as our Senior Vice President, Partnerships and Corporate Development from October 2014 to November 2014. From May 2011 to October 2014, Mr. Roberts served as Senior Vice President in Business Development and Strategy at Walmart Global eCommerce, a division of Walmart Inc., a retail company. Prior to Walmart, Mr. Roberts served as Senior Managing Director at Evercore Partners Inc., an investment banking advisory firm, led the corporate development organizations at Microsoft Corporation, a software company, and Inktomi Corp., a software company, and served as Vice President at Lazard Frères & Co. LLC, an investment banking advisory firm. Mr. Roberts serves as a member of the board of trustees at The Fred Hutchinson Cancer Research Center. Mr. Roberts holds a B.A. in Economics from the University of California, Berkeley and an M.B.A. from Harvard Business School.

Kristin Sverchek. Ms. Sverchek has served as our General Counsel since November 2012 and as our Secretary since October 2015. From January 2009 to November 2012, Ms. Sverchek served as an Associate and then Partner at Silicon Legal Strategy, P.C., a law firm. From September 2007 to December 2008, Ms. Sverchek served as an Associate at Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, a law firm. Ms. Sverchek holds a B.A. in Molecular and Cell Biology from the University of California, Berkeley and a J.D. from the University of California, Hastings College of Law.

Non-Employee Directors

Sean Aggarwal. Mr. Aggarwal has served as a member of our board of directors since February 2016. Since March 2016, Mr. Aggarwal has served as the Chief Executive Officer of Soar Capital, LLC, where he focuses on investments in early-stage technology companies. From November 2011 to February 2015, Mr. Aggarwal served as the Chief Financial Officer at Trulia, Inc., an online real estate company. From June 2008 to October 2011, Mr. Aggarwal served as the Vice President of Finance at PayPal Holdings, Inc., an online payments company. From March 2003 to May 2008, Mr. Aggarwal worked at eBay Inc. in various finance roles including as Vice President of Finance. Prior to eBay Inc., Mr. Aggarwal served as Director of Finance at Amazon.com, Inc., an e-commerce company. Mr. Aggarwal started his career in investment banking with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a financial services company. Mr. Aggarwal currently serves as a member of the board of directors of Arlo Technologies, Inc., a home security company, and Yatra Online, Inc., an online travel company. Mr. Aggarwal holds a B.A. from the College of Wooster and a Master of Management from Northwestern University, Kellogg School of Management.

Mr. Aggarwal was selected to serve on our board of directors because of his significant operational experience as an executive with technology companies, and his deep understanding of finance, financial reporting, strategy, operations and risk management.

Jonathan Christodoro. Mr. Christodoro has served as a member of our board of directors since May 2015. From July 2012 to February 2017, Mr. Christodoro served as Managing Director of Icahn Capital LP, a private investment firm. Prior to joining Icahn Capital LP, Mr. Christodoro served in various investment and research roles at P2 Capital Partners, LLC, a financial service firm, Prentice Capital Management, LP, a financial service firm, and S.A.C. Capital Advisors, LP, a former hedge fund. Mr. Christodoro began his career as an investment banking analyst at Morgan Stanley & Co., an investment banking company, where he focused on merger and acquisition transactions across a variety of industries. Mr. Christodoro currently serves on the boards of directors of PayPal Holdings, Inc., Herbalife Nutrition Ltd., a nutrition company, Enzon Pharmaceuticals, Inc., a pharmaceutical company, SandRidge Energy, Inc., an oil and gas company, and Xerox Corporation, a document management solutions company. Mr. Christodoro was previously a director of eBay Inc., Cheniere Energy, Inc., a developer of natural gas liquefaction and export facilities and related pipelines, American Railcar Industries, Inc., a railcar manufacturing company, Hologic, Inc., a medical devices company, and Talisman Energy Inc., an oil and gas exploration and production company. Mr. Christodoro holds a B.S. in Applied Economics and Management from Cornell University and an M.B.A. from The Wharton School of the University of Pennsylvania.

Mr. Christodoro was selected to serve on our board of directors because of his experience in financial and operational oversight as a result of his service on the boards of directors of numerous other companies.

Ben Horowitz. Mr. Horowitz has served as a member of our board of directors since June 2016. Mr. Horowitz is a co-founder and has served as a General Partner of Andreessen Horowitz, a venture capital firm, since July 2009. From September 2007 to October 2008, Mr. Horowitz served as a Vice President and General Manager of Hewlett-Packard Company, an information technology company. From September 1999 to September 2007, Mr. Horowitz served as the co-founder, President and Chief Executive Officer of Opsware Inc., a computer software company. Mr. Horowitz currently serves on the board of trustees of Columbia University and the boards of directors of Okta, Inc., a software company, CODE2040, a non-profit organization, and several privately-held companies. Mr. Horowitz holds a B.A. in Computer Science from Columbia University and a M.S. in Computer Science from the University of California, Los Angeles.

Mr. Horowitz was selected to serve on our board of directors because of his extensive operating and management experience, his knowledge of technology companies and his extensive experience as a venture capital investor.

Valerie Jarrett. Ms. Jarrett has served as a member of our board of directors since July 2017. Ms. Jarrett has served as a Senior Advisor to the Obama Foundation since April 2017 and a Distinguished Senior Fellow at the University of Chicago Law School since January 2018. From January 2008 to January 2016, Ms. Jarrett served as Senior Advisor to the President of the United States, where she oversaw the Office of Public Engagement and Intergovernmental Affairs and chaired the White House Council on Women and Girls. Prior to joining the administration of the President of the United States, Ms. Jarrett served in various senior positions, including Chief Executive Officer of the Habitat Company, a Chicago real estate development and management firm. She previously was Deputy Chief of Staff for the Mayor of Chicago, served as Commissioner of the Chicago Department of Planning and Development and chaired the Chicago Transit Board. Ms. Jarrett currently serves as Chairperson of the board of directors of When We All Vote, a non-profit organization, and serves on the boards of directors of 2U, Inc., an education technology company, and Ariel Investments, LLC, a private investment company. Ms. Jarrett holds a B.A. from Stanford University and a J.D. from the University of Michigan Law School.

Ms. Jarrett was selected to serve on our board of directors because of her broad experience in public policy.

David Lawee. Mr. Lawee has served as a member of our board of directors since November 2017. Mr. Lawee has served as a Partner of CapitalG, a growth equity fund backed by Alphabet Inc., the parent company of Google LLC, or Google, a global technology company, since January 2013. Prior to CapitalG, Mr. Lawee served as Google’s Vice President, Marketing and later as Google’s Vice President, Corporate Development. Prior to joining Google, Mr. Lawee co-founded numerous companies, including Xfire, Inc., an online gaming company which was acquired by Viacom Inc., and Mosaic Venture Partners, a venture capital firm. Mr. Lawee currently serves on the boards of directors of a number of privately-held companies. Mr. Lawee holds a B.A. in Philosophy from the University of Western Ontario, an M.B.A from the University of Chicago and a B.C.L. from McGill University.

Mr. Lawee was selected to serve on our board of directors because of his extensive experience in the venture capital industry and his knowledge of technology companies.

Hiroshi Mikitani. Mr. Mikitani has served as a member of our board of directors since March 2015. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten, Inc., one of the world’s leading Internet service companies. Mr. Mikitani currently serves on the boards of directors of a number of privately-held companies. Mr. Mikitani holds a commerce degree from Hitotsubashi University and an M.B.A. from Harvard Business School.

Mr. Mikitani was selected to serve on our board of directors because of his extensive operating and management experience with major technology companies.

Ann Miura-Ko. Dr. Miura-Ko served as a member of our board of directors from June 2010 to May 2013 and has rejoined and served as a member of our board of directors since June 2016. Dr. Miura-Ko co-founded and has served as a Partner at Floodgate Fund, LP, a venture capital firm, since May 2008. Dr. Miura-Ko currently serves on the boards of directors of a number of privately-held companies. Dr. Miura-Ko holds a B.S. in Electrical Engineering from Yale University and a Ph.D. in Quantitative Modeling of Computer Security from Stanford University.

Dr. Miura-Ko was selected to serve on our board of directors because of her extensive experience in the venture capital industry, technical expertise and knowledge of technology companies.

Maggie Wilderotter. Ms. Wilderotter has served as a member of our board of directors since May 2018. Ms. Wilderotter has served as the Chief Executive Officer and Chairman of the Grand Reserve Inn, a luxury resort and vineyard, since August 2016. From November 2004 to April 2016, Ms. Wilderotter served in a number of roles at Frontier Communications Corporation, a public telecommunications company, including as Executive Chairman of the board of directors from April 2015 to April 2016, Chairman and Chief Executive Officer from January 2006 to April 2015, and President, Chief Executive Officer and a director from 2004 to 2006. Ms. Wilderotter currently serves on the board of directors of Costco Wholesale Corporation, a wholesale retailer, Cadence Design Systems, Inc., an electronic design automation software and engineering services company, Hewlett Packard Enterprise Company, an enterprise information technology company, and DocuSign, Inc., a digital transaction management services company. Ms. Wilderotter has served on many corporate boards, and in the past five years, was a director of Xerox Corporation, DreamWorks Animation SKG, Inc., an entertainment company, Juno Therapeutics, Inc., a biopharmaceutical company, and The Procter & Gamble Company, a consumer goods company. Ms. Wilderotter holds a B.A. in Economics from the College of the Holy Cross.

Ms. Wilderotter was selected to serve on our board of directors because of her significant public company leadership experience as a board member and an officer, as well as her experience in senior leadership positions in the areas of marketing and technology.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of ten directors. Pursuant to our current certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:

•	Messrs. Green and Zimmer, and Dr. Miura-Ko were elected as the designees nominated by holders of our common stock;

•	Ms. Jarrett was elected as the designee nominated by holders of our common stock and redeemable convertible preferred stock;

•	Mr. Aggarwal was elected as the designee nominated by holders of our Series B redeemable convertible preferred stock;

•	Mr. Horowitz was elected as the designee nominated by holders of our Series C redeemable convertible preferred stock;

•	Messrs. Mikitani and Christodoro were elected as the designees nominated by holders of our Series E redeemable convertible preferred stock;

•	Ms. Wilderotter was elected as the designee nominated by holders of our Series F redeemable convertible preferred stock; and

•	Mr. Lawee was elected as the designee nominated by holders of our Series H redeemable convertible preferred stock.

Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation or removal.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that Messrs.                 ,                 ,                 ,                  and                 , Mses.                  and                  and Dr.                  do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the         . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Mses. Wilderotter and Jarrett and Mr. Aggarwal, with Ms. Wilderotter serving as Chairperson, each of whom meets the requirements for independence under the listing standards of the          and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of the         . In addition, our board of directors has determined that          is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions; and

•	approve or, as required, pre-approve, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the         .

Compensation Committee

Our compensation committee consists of Messrs. Aggarwal, Christodoro, Horowitz and Lawee, with Mr. Aggarwal serving as Chairperson, each of whom meets the requirements for independence under the listing standards of the          and SEC rules and regulations. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our equity compensation plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules and regulations of the SEC and the listing standards of the         .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Miura-Ko, Ms. Jarrett and Mr. Mikitani, with Dr. Miura-Ko serving as Chairperson, each of whom meets the requirements for independence under the

listing standards of the          and SEC rules and regulations. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the         .

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee. See the section titled “Certain Relationships and Related Party Transactions” for information about related party transactions involving members of our compensation committee or their affiliates.

Non-Employee Director Compensation

Our employee directors, Messrs. Green and Zimmer, have not received any compensation for their services as directors for the year ended December 31, 2017. The compensation received by Messrs. Green and Zimmer as employees is set forth in the section titled “Executive Compensation—2017 Summary Compensation Table.”

The following table provides information regarding the compensation of our non-employee directors for service as directors for the year ended December 31, 2017:

Name	Stock Awards ($)(1)	Total ($)
Sean Aggarwal	—	—
Daniel Ammann(2)	—	—
Jonathan Christodoro	—	—
Ben Horowitz	—	—
Valerie Jarrett(3)	416,740	416,740
David Lawee(4)	—	—
Hiroshi Mikitani	—	—
Ann Miura-Ko	—	—
Maggie Wilderotter(5)	—	—

(1)

The amount reported represents the aggregate grant-date fair value of the RSUs awarded to the director in 2017, calculated in accordance with ASU No. 2016-09 “Compensation—Stock Compensation (Topic 718),” or ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to time-based vesting conditions. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” These amounts do not reflect the actual economic value that may be realized by the director.

(2)	Mr. Ammann resigned from our board of directors in May 2018.

(3)	Ms. Jarrett became a member of our board of directors in July 2017.
(4)	Mr. Lawee became a member of our board of directors in November 2017.
(5)	Ms. Wilderotter became a member of our board of directors in May 2018.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2017:

Name	Grant Date	Number of Shares Underlying Unvested Stock Awards(1)
Sean Aggarwal	—	—
Daniel Ammann	—	—
Jonathan Christodoro	—	—
Ben Horowitz	—	—
Valerie Jarrett	9/28/17	6,220	(2)
	9/28/17	6,220	(3)
David Lawee	—	—
Hiroshi Mikitani	—	—
Ann Miura-Ko	—	—
Maggie Wilderotter	—	—

(1)

As further described in the footnotes below, the RSUs granted pursuant to our 2008 Plan will vest upon the satisfaction of both a time-based condition and a performance-based condition before the award’s expiration date. The performance-based condition will be satisfied on the earlier of (i) the effective date of the registration statement related to this offering; and (ii) the date of any “combination transaction” (as defined in the applicable award agreement). The expiration date is seven years from the Date of Grant. If the award holder’s service terminates for “cause” (as defined in the applicable award agreement) or if the award holder is found to have engaged, before or after termination, in conduct that would have been “cause,” then all of the unvested RSUs will terminate upon the date he or she is terminated or is found to have engaged in conduct that would have been “cause,” whichever is earlier.

(2)

A total of 6,220 RSUs were granted on September 28, 2017. The time-based condition was satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on November 20, 2017, and as to an additional 1/4th of the total number of shares of our common stock underlying the RSUs in quarterly installments thereafter, subject to Ms. Jarrett’s continued service through each vesting date. In the event of a “combination transaction,” 100% of the then-unvested RSUs immediately will vest.

(3)

A total of 6,220 RSUs were granted on September 28, 2017. The time-based condition was satisfied as to 6.25% of the total number of shares of our common stock underlying the RSUs on August 20, 2017, and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs in quarterly installments thereafter, subject to Ms. Jarrett’s continued service through each vesting date. In the event of a “combination transaction,” 100% of the then-unvested RSUs immediately will vest.

On June 13, 2018, Ms. Jarrett received an additional award of 5,031 RSUs under our 2018 Plan. These RSUs vest upon the satisfaction of both a time-based condition and a performance-based condition before the award’s expiration date. The performance-based condition will be satisfied on the earlier of (i) the effective date of the registration statement related to this offering; and (ii) the date of any “change in control” (as defined in the applicable award agreement). The award’s expiration date is seven years from the date of grant. If Ms. Jarrett’s service terminates for “cause” (as defined in the applicable award agreement) or if Ms. Jarrett is found to have engaged, before or after termination, in conduct that would have been “cause,” then all of the unvested RSUs will terminate upon the date she is terminated or is found to have engaged in conduct that would have been “cause,” whichever is earlier. The time-based condition was satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on November 20, 2018, and as to an additional 1/4th of the total number of shares of our common stock underlying the RSUs in annual installments thereafter, subject to Ms. Jarrett’s continued service through each vesting date. In the event of a “change in control,” 100% of the then-unvested RSUs immediately will vest.

On June 13, 2018, Ms. Wilderotter received two awards, each of 5,031 RSUs, under our 2018 Plan. These RSUs vest upon the satisfaction of both a time-based condition and a performance-based condition before the award’s expiration date. The performance-based condition will be satisfied on the earlier of (i) the effective date of the registration statement related to this offering; and (ii) the date of any “change in control” (as defined in the applicable award agreement). The award’s expiration date is seven years from the date of grant. If

Ms. Wilderotter’s service terminates for “cause” (as defined in the applicable award agreement) or if Ms. Wilderotter is found to have engaged, before or after termination, in conduct that would have been “cause,” then all of the unvested RSUs will terminate upon the date she is terminated or is found to have engaged in conduct that would have been “cause,” whichever is earlier. With respect to the first award, the time-based condition was satisfied as to 1/16th of the total number of shares of our common stock underlying the RSUs on August 20, 2018, and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs in quarterly installments thereafter, subject to Ms. Wilderotter’s continued service through each vesting date. With respect to the second award, time-based condition was satisfied as to 1/4th of the total number of shares of our common stock underlying the RSUs on November 20, 2018, and as to an additional 1/4th of the total number of shares of our common stock underlying the RSUs in annual installments thereafter, subject to Ms. Wilderotter’s continued service through each vesting date. In the event of a “change in control,” 100% of the then-unvested RSUs under each award immediately will vest.

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted equity awards to certain non-employee directors to entice them to join our board of directors and for their continued service on our board of directors. We reimburse our directors for necessary and reasonable expenses associated with attending meetings of our board of directors or its committees and other expenses associated with professional organizations related to their service on our board of directors or its committees. We anticipate adopting a formal compensation policy for our non-employee directors to provide cash and equity compensation to them following the completion of this offering.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2017, were:

•	Logan Green, our Chief Executive Officer, co-founder and member of our board of directors;

•	John Zimmer, our President, co-founder and member of our board of directors; and

•	Ran Makavy, our Executive Vice President, Rideshare Technology.

2017 Summary Compensation Table

The amounts below represent the compensation awarded to or earned by or paid to our named executive officers for the year ended December 31, 2017:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
Logan Green Chief Executive Officer	2017	288,654	—	41,674,000	—	2,077	41,964,731
John Zimmer President	2017	288,654	—	41,674,000	—	2,400	41,965,054
Ran Makavy Executive Vice President, Rideshare Technology	2017	341,346	—	15,961,500	—	8,137	16,310,983

(1)

The amounts reported represent the aggregate grant-date fair value of the RSUs calculated in accordance with ASC 718. Such grant-date fair value does not take into account any estimated forfeitures related to time-based vesting conditions. The time-based vesting conditions are satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on August 20, 2018, with respect to the RSUs for each of Mr. Green and Mr. Zimmer, and on February 20, 2017, with respect to the RSUs for Mr. Makavy, and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs in quarterly installments after the initial vesting date, subject to each executive’s continued service through each vesting date. The assumptions used in calculating the grant-date fair value of the RSUs reported in this column are set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” These amounts do not reflect the actual economic value that may be realized by the named executive officer.

(2)

For Mr. Makavy, the amount reflects $2,400 in ride credits for use on the Lyft platform and personal security services for which we paid $5,737. For each of our other named executive officers, the amount reflects ride credits for use on the Lyft platform.

In 2017, our named executive officers provided rides to riders using the Lyft platform in a similar manner as other drivers. We believe that these driving activities provide the named executive officers with substantial practical insight into how our platform serves drivers. We generated revenue of less than $300 from these driving activities and our named executive officers received nominal payments by riders on our platform for these activities. These amounts are not included in the 2017 Summary Compensation Table as we do not consider the payments to be compensation from Lyft.

Outstanding Equity Awards at 2017 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2017:

Name	Grant Date(2)		Option Awards			Stock Awards(1)
			Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)(3)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)
Logan Green	2/13/13	(5)	1,858,471	0.51	2/12/23	—	—
	4/9/14	(6)	1,634,891	3.23	4/8/24	—	—
	10/26/15	(7)	—	—	—	761,418
	9/28/17	(8)	—	—	—	1,244,000

John Zimmer	2/13/13	(5)	1,858,471	0.51	2/12/23	—	—
	4/9/14	(6)	1,428,424	3.23	4/8/24	—	—
	10/26/15	(7)	—	—	—	761,418
	9/28/17	(8)	—	—	—	1,244,000

Ran Makavy	3/22/16	(9)	—	—	—	300,000
	12/5/17	(9)	—	—	—	450,000

(1)

As further described in the footnotes below, the RSUs granted pursuant to our 2008 Plan will vest upon the satisfaction of both a time-based condition and a performance-based condition before the award’s expiration date. The performance-based condition will be satisfied on the earlier of (i) the effective date of the registration statement related to this offering; and (ii) the date of a “combination transaction.” The expiration date is seven years from the Grant Date. If the award holder’s service terminates for “cause” (as defined in the applicable award agreement) or if the award holder is found to have engaged, before or after termination, in conduct that would have been “cause,” then all of the unvested RSUs will terminate upon the date the award holder is terminated or is found to have engaged in conduct that would have been “cause,” whichever is earlier.

(2)	Each of the outstanding equity awards listed in the table above was granted pursuant to our 2008 Plan.
(3)	This column represents the fair value of a share of our common stock on the Grant Date, as determined by our board of directors.
(4)

The market price for our common stock is based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

(5)	All of the shares of our common stock subject to this option have vested as of December 31, 2017.
(6)

25% of the shares subject to this option vested on April 8, 2015, and 1/48th of the total number of shares subject to this option vest monthly thereafter, subject to the award holder’s continued service through each such vesting date. The unvested shares subject to this option are eligible for early exercise. This award is subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”

(7)

The time-based vesting condition is satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on May 20, 2016, and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs in quarterly installments on each of February 20, May 20, August 20 and November 20 thereafter, subject to the named executive officer’s continued service through each vesting date. This award is subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”

(8)

The time-based vesting condition is satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on August 20, 2018 and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs in quarterly installments on each of February 20, May 20, August 20 and November 20 thereafter, subject to the named executive officer’s continued service through each vesting date. This award is subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”

(9)

The time-based vesting condition is satisfied as to 25% of the total number of shares of our common stock underlying the RSUs on February 20, 2017, and as to an additional 1/16th of the total number of shares of our common stock underlying the RSUs in quarterly installments on each of February 20, May 20, August 20 and November 20 thereafter, subject to Mr. Makavy’s continued service through each vesting date. This award is subject to vesting acceleration under certain circumstances as described under “—Potential Payments upon Termination or Change in Control.”

Executive Employment Agreements

Logan Green

Prior to the completion of this offering, we intend to enter into a continuing employment letter with Logan Green, our Chief Executive Officer, co-founder and member of our board of directors. The employment letter is not expected to have a specific term and will provide that Mr. Green is an at-will employee.

We entered into an amended employment agreement with Mr. Green dated October 31, 2012, which was amended in 2013. Mr. Green’s employment agreement has no specific term and provides that Mr. Green is an at-will employee. Mr. Green’s current annual base salary is $400,000, which was increased from $250,000 in September 2017. He is eligible for reimbursement for his necessary and reasonable business expenses incurred in connection with his duties.

John Zimmer

Prior to the completion of this offering, we intend to enter into a continuing employment letter with John Zimmer, our President, co-founder and member of our board of directors. The employment letter is not expected to have a specific term and will provide that Mr. Zimmer is an at-will employee.

We entered into an amended employment agreement with Mr. Zimmer dated October 31, 2012, which was amended in 2013. Mr. Zimmer’s employment agreement has no specific term and provides that Mr. Zimmer is an at-will employee. Mr. Zimmer’s current annual base salary is $400,000, which was increased from $250,000 in September 2017. He is eligible for reimbursement for his necessary and reasonable business expenses incurred in connection with his duties.

Ran Makavy

Prior to the completion of this offering, we intend to enter into a continuing employment letter with Ran Makavy, our Executive Vice President, Rideshare Technology. The employment letter is not expected to have a specific term and will provide that Mr. Makavy is an at-will employee.

We entered into an employment agreement with Mr. Makavy dated February 26, 2016. Mr. Makavy’s employment agreement has no specific term and provides that Mr. Makavy is an at-will employee. Mr. Makavy’s employment agreement provides for certain accelerated vesting rights in the event that his employment is terminated under qualifying circumstances as described below. Mr. Makavy’s current annual base salary is $400,000, which was increased from $350,000 in March 2018. He is eligible for reimbursement for his necessary and reasonable business expenses incurred in connection with his duties.

Potential Payments upon Termination or Change in Control

With respect to any outstanding award of RSUs held by our named executive officers, in the event a named executive officer’s employment is “involuntarily terminated” (as defined in the applicable award agreement) on or within twelve months after the consummation of a “combination transaction” (as defined in the applicable award agreement), then the time-based vesting condition will be satisfied as to 100% of such RSUs that have not yet satisfied such condition as of immediately prior to such termination.

With respect to any outstanding stock options held by our named executive officers, in the event that such named executive officer is subject to an “involuntary termination” (as defined in the applicable option agreement) on or within twelve months after the consummation of a “triggering event” (as defined in the applicable option agreement), then 100% of the then-unvested shares subject to the option will accelerate and become fully vested immediately prior to such involuntary termination subject to the execution of our standard form of release of claims.

Employee Benefit and Stock Plans

2019 Equity Incentive Plan

Prior to the completion of this offering, our board of directors is expected to adopt, and we expect our stockholders to approve, our 2019 Plan. We expect that our 2019 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2019 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. We expect that our 2018 Plan will terminate immediately prior to effectiveness of the 2019 Plan with respect to the grant of future awards.

Authorized Shares

A total of              shares of our common stock will be reserved for issuance pursuant to our 2019 Plan. In addition, the shares reserved for issuance under our 2019 Plan also will include (i) those shares reserved but unissued under our 2018 Plan as of immediately prior to the termination of the 2018 Plan and (ii) any shares subject to stock options, restricted stock units or similar awards granted under our 2018 Plan or 2008 Plan that, after the date our board of directors approved our 2019 Plan, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2019 Plan pursuant to (i) and (ii) is              shares).

If an award granted under the 2019 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2019 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2019 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2019 Plan. Shares that have actually been issued under the 2019 Plan under any award will not be returned to the 2019 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased or forfeited, such shares will become available for future grant under the 2019 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2019 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2019 Plan.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2019 Plan. The compensation committee of our board of directors is expected to administer our 2019 Plan. In addition, if we determine it is desirable to qualify transactions under our 2019 Plan as exempt under Rule 16b-3, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2019 Plan, the administrator has the power to administer our 2019 Plan and make all determinations deemed necessary or advisable for administering the 2019 Plan, including the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2019 Plan, determine the terms and conditions of awards (including the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2019 Plan and awards granted under it, prescribe, amend and rescind rules relating to our 2019 Plan, including creating sub-plans and modify or amend each award, including the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants.

Stock Options

Stock options may be granted under our 2019 Plan. The exercise price of options granted under our 2019 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, they may exercise their option for the period of time stated in their option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2019 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, they may exercise their stock appreciation right for the period of time stated in their stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Restricted stock may be granted under our 2019 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2019 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under our 2019 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2019 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied.

Performance Units and Performance Shares

Performance units and performance shares may be granted under our 2019 Plan Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Non-Employee Directors

Our 2019 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2019 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards under our 2019 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2019 Plan provides that in any given fiscal year, a non-employee director will not be granted awards having a grant-date fair value greater than $        , but this limit is increased to $         in connection with their initially joining the board of directors (in each case, excluding awards granted to him or her as a consultant or employee). The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2019 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2019 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during their lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2019 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2019 Plan or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2019 Plan.

Dissolution or Liquidation

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2019 Plan provides that in the event of our merger with or into another corporation or entity or a change in control (as defined in our 2019 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; (v) with respect only to an award (or portion thereof) that is unvested as of immediately prior to the effective time of the merger or change in control, the termination of the award immediately prior to the effective time of the merger or change in control with such payment to the participant (including no payment) as the administrator determines in its discretion; or (vi) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds, or all awards of the same type, similarly.

In the event an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right, as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right, as applicable, will terminate upon the expiration of such period.

If an outside director’s awards are assumed or substituted for in a merger or change in control and the service of such outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, their options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on their restricted stock and restricted stock units will lapse and all performance goals or other vesting requirements for their performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met.

Clawback

Awards will be subject to any clawback policy of ours and the administrator also may specify in an award agreement that the participant’s rights, payments or benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award or shares issued under the award, any amounts paid under the award and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

The administrator has the authority to amend, suspend or terminate our 2019 Plan provided such action does not impair the existing rights of any participant. Our 2019 Plan automatically will terminate in 2029, unless we terminate it sooner.

2018 Equity Incentive Plan

Our 2018 Plan was originally adopted by our board of directors in June 2018 and was most recently amended in June 2018. Our stockholders approved our 2018 Plan in June 2018.

Our 2018 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, officers and consultants of ours and any parent or subsidiary of ours. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2018 Plan will be terminated and we will not grant any additional awards under our 2018 Plan thereafter. However, our 2018 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2018 Plan.

As of September 30, 2018, the following awards were outstanding under our 2018 Plan: restricted stock units covering 4,121,321 shares of our common stock.

Plan Administration

Our 2018 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2018 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2018 Plan and to control its operation, including the authority to construe and interpret the terms of our 2018 Plan and the awards granted under our 2018 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to institute an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (ii) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (iii) the exercise price of an outstanding award is increased or reduced. The administrator’s powers also include the power to prescribe, amend and rescind rules and regulations relating to our 2018 Plan, to modify or amend each award and to make all other determinations deemed necessary or advisable for administering our 2018 Plan.

Eligibility

Employees, officers, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction and do not directly promote or maintain a market for our securities, in each case, within the meaning of Form S-8 promulgated under the U.S. securities laws. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Restricted Stock Units

Restricted stock units have been granted under our 2018 Plan. Subject to the terms and conditions of our 2018 Plan and the individual award agreement, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria, which, depending on the extent to which the criteria are met, will determine the number of restricted stock units that will be paid to a participant. The administrator may set vesting criteria based on the achievement of Company-wide, business unit or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion.

Upon meeting the applicable vesting criteria, a participant holding an award of restricted stock units is entitled to receive a payout as determined by the administrator. At any time after the grant of restricted stock units, the administrator may, in its sole discretion, reduce or waive any vesting criteria that must be met to receive a payout. Payment of earned restricted stock units will be made as soon as practicable after the date(s) determined by the administrator and set forth in the award agreement. Earned restricted stock units generally will be settled in shares unless otherwise determined by the administrator in accordance with our 2018 Plan. On the date set forth in the award agreement, all unearned restricted stock unit will be forfeited to us.

Non-transferability of Awards

Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or by the laws of descent and distribution. In addition, during an applicable participant’s lifetime, only that participant may exercise their award. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments

If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2018 Plan or the number, type and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control

In the event of our merger with or into another corporation or entity or a “change in control” (as defined in our 2018 Plan), each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; (v) with respect only to an award (or portion thereof) that is unvested as of immediately prior to the effective time of the merger or change in control, the termination of the award immediately prior to the effective time of the merger or change in control with such payment to the participant (including no payment) as the administrator determines in its discretion; or (vi) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

In the event an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify each participant in writing or electronically that the option or stock appreciation right, as applicable, will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right, as applicable, will terminate upon the expiration of such period.

Clawback

Awards are subject to any clawback policy of ours, and the administrator also may specify in an award agreement that the participant’s rights, payments or benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events. Our board of directors may require a participant to forfeit, return or reimburse us all or a portion of the award or shares issued under the award, any amounts paid under the award and any payments or proceeds paid or provided upon disposition of the shares issued under the award in order to comply with such clawback policy or applicable laws.

Amendment and Termination

Our board of directors may, at any time, terminate or amend our 2018 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2018 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2018 Plan. No amendment or alteration of our 2018 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2018 Plan will be terminated and we will not grant any additional awards under our 2018 Plan thereafter.

2008 Equity Incentive Plan

Our 2008 Plan was adopted by our board of directors and approved by our stockholders in July 2008. Our 2008 Plan was last amended in October 2017 and last approved by our stockholders in October 2017. Our 2008 Plan was terminated in connection with our adoption of our 2018 Plan. However, our 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2008 Plan.

Our 2008 Plan allowed us to provide incentive stock options, within the meaning of Section 422 of the Code, nonqualified stock options, restricted stock awards and restricted stock units (each, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, officers and consultants of ours and any parent or subsidiary of ours.

As of September 30, 2018, the following were outstanding under our 2008 Plan: options to purchase 14,114,607 shares of our common stock, restricted stock units covering 32,741,621 shares of our common stock and 1,974 shares of restricted stock.

Plan Administration

Our 2008 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Subject to the general purposes, terms and conditions of our 2008 Plan and to the direction of our board of directors, the administrator has full power to carry out our 2008 Plan. Currently, our board of directors serves as the administrator.

Subject to the provisions of our 2008 Plan, the administrator has the authority to, among other things: (i) construe and interpret our 2008 Plan, any award agreement and any other agreement or document executed pursuant to our 2008 Plan, (ii) prescribe, amend, expand and rescind or terminate rules and regulations relating to our 2008 Plan, (iii) grant waivers of any conditions of our 2008 Plan or any award, (iv) determine the terms of vesting, exercisability and payment of awards, (v) correct any defect, supply any omission or reconcile any inconsistencies in our 2008 Plan, any award, any award agreement, any exercise agreement or restricted stock purchase agreement, (vi) determine whether an award has been earned, (vii) make all other determinations necessary or advisable for the administration of our 2008 Plan and (xii) extend the vesting period of an award beyond the date on which a participant ceases providing services to us.

The administrator also may authorize us, with the consent of the respective participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards. The administrator also may buy from a participant an award previously granted with payment in cash, shares (including restricted stock and restricted stock units), or other consideration, based on such terms and conditions as the administrator and the participant may agree.

All determinations made by the administrator are final and binding on us and all persons having any interest in any award. The administrator may delegate to one or more of our officers the authority to grant an award under our 2008 Plan, provided such officer or officers are members of our board of directors.

Stock Options

Stock options were granted under our 2008 Plan. Subject to the provisions of our 2008 Plan, the administrator determined the term of options, the number of shares subject to options and the time period in which options may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determined the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any parent or subsidiary of ours may have a term of no longer than 5 years from the grant date and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and those of any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options. An option granted under our 2008 Plan will be exercisable according to the terms of our 2008 Plan at such times and under such conditions as determined by the administrator and set forth in the applicable option agreement.

The administrator determined how a participant may pay the exercise price of the participant’s options, and the permissible methods are generally set forth in the applicable option agreement. If a participant’s employment or service terminates for any reason other than death, disability or for “cause” (as defined in our 2008 Plan), the participant generally may exercise the vested portion of the participant’s options within 3 months of termination or such longer time period (not exceeding 5 years) as determined by the administrator and stated in the applicable option agreement. If a participant’s service terminates due to death or disability (or a participant dies within 3 months after a termination other than for cause), the participant generally may exercise the vested portion of the participant’s options within 12 months of termination or such shorter or longer time period (not less than 6 months and not exceeding 5 years) as determined by the administrator and stated in the applicable option agreement. Any exercise made beyond 3 months of the termination date will be treated as the exercise of a nonqualified stock option. If a participant’s employment or service is terminated for cause, that participant’s option generally will immediately terminate upon the termination of service or such later time determined by the administrator.

Restricted Stock

Restricted stock was granted under our 2008 Plan. Restricted stock vests in accordance with terms and conditions that the administrator established in its discretion. Subject to the provisions of our 2008 Plan, the administrator determined the period during which restricted stock will vest, the number of shares granted and such other terms and conditions as the administrator determined.

A participant may exercise full voting rights with respect to shares of restricted stock and will be entitled to receive all dividends and other distributions paid with respect to such shares prior to vesting, unless otherwise provided for by the administrator or as otherwise stated in the applicable award agreement. Any new, additional or different securities a participant may become entitled to receive with respect to restricted stock by virtue of a stock dividend, stock split or any other change in our corporate or capital structure will be subject to the same restrictions as the restricted stock.

Restricted Stock Units

Restricted stock units were granted under our 2008 Plan. Subject to the provisions of our 2008 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria, which, depending on the extent to which the criteria are met, will determine the number of restricted stock units that will be paid to a participant, and the form and timing of payment. The administrator set vesting criteria based on the achievement of Company-wide, divisional, business unit or individual goals (including continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion.

Upon meeting the applicable vesting criteria, a participant holding an award of restricted stock units will be entitled to receive a payout as determined by the administrator. At any time after the grant of restricted stock units, the administrator may, in its sole discretion, reduce or waive any vesting criteria that must be met to receive a payout. Payment of earned restricted stock units will be made as soon as practicable after the date(s) determined by the administrator and set forth in the award agreement. Earned restricted stock units generally will be settled in shares unless otherwise determined by the administrator in accordance with our 2018 Plan. On the date set forth in the award agreement, all unearned restricted stock unit will be forfeited to us.

Non-transferability of Awards

Unless determined otherwise by the administrator in accordance with the terms of our 2008 Plan, awards are not transferable or assignable, other than by will or by the laws of descent and distribution and, with respect to nonqualified options, by instrument to an inter vivos or testamentary trust in which the options are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift to “immediate family,” and may not be made subject to execution, attachment or similar process. An award is only exercisable by a participant or the participant’s legal representative during the participant’s lifetime.

Certain Adjustments

In the event that the number of our outstanding shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then (a) the number of shares reserved for issuance under our 2008 Plan, (b) the exercise prices of and number of shares subject to outstanding options and (c) the purchase prices of and number of shares subject to other outstanding awards will be proportionately adjusted, subject to any required action by our board of directors or our stockholders and in compliance with applicable securities laws; provided, however, that fractions of a share will not be issued but will either be paid in cash at the fair market value of such fraction of a share or will be rounded down to the nearest whole share, as determined by the administrator; and provided, further, that the exercise price of any option may not be decreased to below the par value of the shares.

Liquidation and Corporate Transactions

If we are subject to (i) a dissolution or liquidation, (ii) any reorganization, consolidation, merger or similar transaction or series of related transactions and, as a result of such transaction, our voting securities that are outstanding immediately prior to the consummation of such transaction do not represent, or are not converted into, securities of the surviving corporation of such transaction that, immediately after the consummation of such transaction, together possess at least 50% of the total voting power of all securities of such surviving corporation that are held by an acquiring stockholder or (iii) a sale of all or substantially all of our assets that is followed by the distribution of the proceeds to our stockholders, any or all outstanding awards may be assumed, converted or replaced by the successor or acquiring corporation (if any), which assumption, conversion or replacement will be binding on all participants. In the alternative, the successor or acquiring corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to our stockholders (after taking into account the existing provisions of the awards). The successor or acquiring corporation may also substitute by issuing, in place of outstanding shares held by participants, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favorable to the participant than those which applied to such outstanding shares immediately prior to the transaction. If a successor or acquiring corporation refuses to assume, convert, replace or substitute awards, awards will expire the date of such transaction at such time and on such conditions as determined by our board of directors. Any outstanding awards will be treated as provided in the applicable agreement or plan of reorganization, merger, consolidation, dissolution, liquidation or sale of assets.

Amendment and Termination

As noted above, our 2008 Plan was terminated in connection with our adoption of our 2018 Plan. However, our 2008 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2008 Plan.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all U.S. employees. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Code limits. We do not match any contributions made by our employees, including executives. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Equity Financings

Series F Redeemable Convertible Preferred Stock Financing

In January 2016, we sold 18,664,446 shares of our Series F redeemable convertible preferred stock to General Motors Holdings LLC at a purchase price of $26.7889 per share, for an aggregate purchase price of $499,999,977. General Motors Holdings LLC currently holds more than 5% of our outstanding capital stock. Daniel Ammann, a former member of our board of directors, is President of General Motors Company, an affiliate of General Motors Holdings LLC.

Series E Redeemable Convertible Preferred Stock Financing

In April 2016, we sold 2,571,275 shares of our Series E redeemable convertible preferred stock to IEH Venture Investments I LLC at a purchase price of $19.4456 per share, for an aggregate purchase price of $49,999,985, pursuant to the exercise of an outstanding option to purchase such shares. Jonathan Christodoro, a member of our board of directors, was a Managing Director of Icahn Capital, LP, or Icahn, an affiliate of IEH Venture Investments I LLC, at the time these shares were purchased.

Series G Redeemable Convertible Preferred Stock Financing

In April 2017, we sold 6,220,839 shares of our Series G redeemable convertible preferred stock to Sparrowhawk Partners, Inc., or Sparrowhawk, an affiliate of Rakuten, Inc., or Rakuten, at a purchase price of $32.15 per share, for an aggregate purchase price of $199,999,974. Rakuten Europe S.à r.l, or Rakuten Europe, an affiliate of Rakuten, currently holds more than 5% of our outstanding capital stock, including the shares of Series G redeemable convertible preferred stock sold to Sparrowhawk, which were subsequently transferred to Rakuten Europe. Hiroshi Mikitani, a member of our board of directors, is the Chairman and Chief Executive Officer of Rakuten.

Series H Redeemable Convertible Preferred Stock Financing

From November 2017 through March 2018, we sold an aggregate of 18,303,686 shares of our Series H redeemable convertible preferred stock to related persons at a purchase price of $39.7461 per share. The following table summarizes purchases of our Series H redeemable convertible preferred stock by such related persons:

Stockholder	Shares of Series H Redeemable Convertible Preferred Stock	Total Purchase Price
Entity affiliated with CapitalG(1)	12,579,855	$500,000,175
Entity affiliated with Rakuten, Inc.(2)	5,031,940	199,999,990
Oasis Investment Partners LP(3)	616,413	24,500,013
Lexington Ventures, LLC(4)	62,899	2,499,990
Louis and Kelly Gonda Irrevocable Family Trust(5)	12,579	499,966

(1)	Shares purchased by CapitalG LP, or CapitalG. David Lawee, a member of our board of directors, is a Partner of CapitalG.
(2)

Shares purchased by Sparrowhawk. Rakuten Europe currently holds more than 5% of our outstanding capital stock, including the shares of Series H redeemable convertible preferred stock sold to Sparrowhawk which were subsequently transferred to Rakuten Europe. Hiroshi Mikitani, a member of our board of directors, is the Chairman and Chief Executive Officer of Rakuten.

(3)	Jon McNeill, our Chief Operating Officer, shares voting and dispositive control over these shares.
(4)	Lexington Ventures, LLC is an entity controlled by Louis Gonda, the father-in-law of Logan Green, our Chief Executive Officer and a member of our board of directors.
(5)	Louis and Kelly Gonda are the father-in-law and mother-in-law, respectively, of Logan Green, our Chief Executive Officer and a member of our board of directors.

Series I Redeemable Convertible Preferred Stock Financing

In June 2018, we sold an aggregate of 9,361,425 shares of our Series I redeemable convertible preferred stock to entities affiliated with Fidelity Management & Research Company, or FMR, at a purchase price of $47.3539 per share, for an aggregate purchase price of $443,299,984. Entities affiliated with FMR currently hold more than 5% of our outstanding capital stock.

Investors’ Rights Agreement

We are party to the IRA, which provides, among other things, that certain holders of our capital stock, including entities affiliated with Andreessen Horowitz, CapitalG, FMR, Founders Fund, General Motors, Icahn and Rakuten have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. Ben Horowitz, David Lawee, Jonathan Christodoro and Hiroshi Mikitani, members of our board of directors, are or have been affiliated with Andreessen Horowitz, CapitalG, Icahn and Rakuten, respectively. Geoff Lewis, Daniel Ammann and Scott Weiss, former members of our board of directors, were affiliated with Founders Fund, General Motors and Andreessen Horowitz, respectively, during their respective service on our board of directors. Jonathan Christodoro, a member of our board of directors, is a party to the IRA. Logan Green and John Zimmer, two of our executive officers and members of our board of directors, and certain entities affiliated with each of them, are party to the IRA. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including a right of first refusal and co-sale agreement, dated as of June 27, 2018, we or our assignees have a right to purchase shares of our capital stock which stockholders propose to sell to other parties. This right will terminate upon completion of this offering. Entities affiliated with Andreessen Horowitz, CapitalG, FMR, General Motors, Icahn and Rakuten are party to the right of first refusal and co-sale agreement. Ben Horowitz, David Lawee, Jonathan Christodoro and Hiroshi Mikitani, members of our board of directors, are or have been affiliated with Andreessen Horowitz, CapitalG, Icahn and Rakuten, respectively. Daniel Ammann and Scott Weiss, former members of our board of directors, were affiliated with General Motors and Andreessen Horowitz, respectively, during their service on our board. Certain entities affiliated with Sean Aggarwal, a member of our board of directors, are party to the right of first refusal and co-sale agreement. Logan Green and John Zimmer, two of our executive officers and members of our board of directors, and certain entities affiliated with each of them, are party to the right of first refusal and co-sale agreement.

Voting Agreement

We are party to a voting agreement, dated as of June 27, 2018, under which certain holders of our capital stock, including entities affiliated with Andreessen Horowitz, CapitalG, FMR, Founders Fund, General Motors, Icahn and Rakuten, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Ben Horowitz, David Lawee, Jonathan Christodoro and Hiroshi Mikitani, members of our board of directors, are or have been affiliated with Andreessen Horowitz, CapitalG, Icahn and Rakuten, respectively. Geoff Lewis, Daniel Ammann and Scott Weiss, former members of our board of directors, were affiliated with Founders Fund, General Motors and Andreessen Horowitz, respectively, during their respective service on our board. Jonathan Christodoro, a member of our board of directors, is a party to the voting agreement. Certain entities affiliated with Sean Aggarwal, a member of our board of directors, are party to the voting agreement. Logan Green and John Zimmer, two of our executive officers and members of our board of directors, and certain entities affiliated with each of them, are party to the voting agreement.

Transactions with General Motors Holdings LLC

Dan Ammann, a former member of our board of directors, is the President of General Motors, the parent company of General Motors Holdings LLC. We previously had a vehicle rental partnership agreement with General Motors Holdings LLC. During the years ended December 31, 2016 and 2017, we paid General Motors Holdings LLC $3.6 million and $5.7 million, respectively, in excess of the rental fees collected by us from drivers on behalf of General Motors Holdings LLC, which were recorded as a reduction to revenue in the consolidated statements of operations. In addition, we received marketing fees of $10.8 million and $7.3 million the years ended December 31, 2016 and 2017, respectively, which were recorded to sales and marketing expense in the consolidated statements of operations.

Transactions with Rakuten Intelligence

Hiroshi Mikitani, a member of our board of directors, is the Chairman and Chief Executive Officer of Rakuten, the parent company of Rakuten Intelligence. During the years ended December 31, 2016, 2017 and 2018, we purchased certain marketing services in the amount of $0.8 million, $0.8 million and $         million, respectively, from Rakuten Intelligence.

Tender Offer

In March 2018, we facilitated a tender offer whereby an existing stockholder and its affiliated entities commenced a tender offer to purchase shares of our common stock from certain of our securityholders for $38.50 per share in cash. Mr. Green and Mr. Zimmer, two of our executive officers and members of our board of directors, Mr. Roberts and Ms. Sverchek, two of our executive officers, and Mr. Aggarwal, a member of our board of directors, sold shares of our common stock in the tender offer. An aggregate of 1,523,532 shares of our common stock were tendered pursuant to the tender offer for an aggregate purchase price of $58.7 million.

Other Transactions

We have granted stock options and RSUs to our executive officers and certain of our directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2017 Year-End” and “Management—Non-Employee Director Compensation” for a description of these stock options and RSUs.

Other than as described above under this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2015, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of September 30, 2018, and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group; and

•	each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 252,665,162 shares of our common stock outstanding as of September 30, 2018, which includes (i) the shares of preferred stock that will automatically convert into shares of common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation and (ii) the shares of our common stock subject to RSUs, for which the time-based vesting condition was satisfied as of September 30, 2018, and assuming the performance-based vesting condition is satisfied as of such date (which RSUs are expected to be net settled by us). We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock issued by us in our initial public offering and                  shares of common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                  shares of our common stock from us in full. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of September 30, 2018 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of September 30, 2018 (assuming the satisfaction of the performance-based vesting condition) to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Lyft, Inc., 185 Berry Street, Suite 5000, San Francisco, California 94107.

	Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before the Offering	After the Offering
Named Executive Officers and Directors:
Logan Green(1)	10,609,684	4.14%
John Zimmer(2)	7,897,467	3.08
Ran Makavy(3)	515,625	*	*
Sean Aggarwal(4)	1,406,925	*	*
Jonathan Christodoro	12,856	*	*
Ben Horowitz(5)	15,040,924	5.95
Valerie Jarrett(6)	9,811	*	*
David Lawee(7)	12,579,855	4.98
Hiroshi Mikitani(8)	31,395,679	12.43
Ann Miura-Ko(9)	1,535,017	*	*
Mary Agnes (Maggie) Wilderotter(10)	1,887	*	*
All executive officers and directors as a group (14 persons)(11)	83,006,216	31.86
5% Stockholders:
Rakuten Europe S.à r.l.(12)	31,395,679	12.43
General Motors Holdings LLC(13)	18,664,446	7.39
Entities affiliated with Fidelity(14)	18,544,716	7.34
Entities affiliated with Andreessen Horowitz(15)	15,040,924	5.95

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)

Consists of (i) 4,663,809 shares held by El Trust dated August 3, 2015, for which Mr. Green serves as trustee, (ii) 675,564 shares held by The Green 2014 Irrevocable Trust dated June 12, 2014, for which Mr. Zimmer serves as trustee, (iii) 360,979 shares held by The Logan Green 2016 Annuity Trust, for which Mr. Green serves as trustee, (iv) 360,979 shares held by The Eva Green 2016 Annuity Trust, for which Mr. Green’s spouse serves as trustee, (v) 3,493,362 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of September 30, 2018 and (vi) 1,054,991 shares underlying RSUs for which the time-based vesting condition would be satisfied within 60 days of September 30, 2018 and assuming the satisfaction of the performance-based vesting condition.

(2)

Consists of (i) 2,145,356 shares held by Mr. Zimmer, (ii) 552,919 shares held by The John Zimmer 2016 Annuity Trust, for which Mr. Zimmer serves as trustee, (iii) 488,845 shares held by The Zimmer 2014 Irrevocable Trust dated June 16, 2014, for which Mr. Green serves as trustee, (iv) 368,461 shares held by The John Zimmer Living Trust dated July 30, 2015, for which Mr. Zimmer serves as trustee, (v) 3,286,895 shares issuable pursuant to outstanding stock options that are exercisable within 60 days of September 30, 2018 and (vi) 1,054,991 shares underlying RSUs for which the time-based vesting condition would be satisfied within 60 days of September 30, 2018 and assuming the satisfaction of the performance-based vesting condition.

(3)

Consists of 515,625 shares underlying RSUs for which the time-based vesting condition would be satisfied within 60 days of September 30, 2018 and assuming the satisfaction of the performance-based vesting condition.

(4)

Consists of (i) 924,369 shares held by Aggarwal Lee Family Trust, for which Mr. Aggarwal and Mr. Aggarwal’s spouse serve as co-trustees, (ii) 282,556 shares held by the Aggarwal Lee Children’s Trust dated March 28, 2016, for which Mr. Aggarwal and Mr. Aggarwal’s spouse serve as co-trustees and (iii) 200,000 shares held by Aggarwal Lee Dynasty Trust dtd April 18, 2016, for which Mr. Aggarwal and Mr. Aggarwal’s spouse serve as co-trustees.

(5)	Consists of shares held by the entities affiliated with Andreessen Horowitz identified in footnote 15 below.
(6)

Consists of 9,811 shares of common stock underlying RSUs for which the time-based vesting condition would be satisfied within 60 days of September 30, 2018 and assuming the satisfaction of the performance-based vesting condition.

(7)

Consists of 12,579,855 shares held by CapitalG Rise LLC. CapitalG Rise LLC is jointly owned by CapitalG LP and Alphabet Holdings LLC and each may be deemed to have shared voting power with respect to these shares and sole dispositive power with respect to certain of these shares. CapitalG GP LLC, the general partner of CapitalG LP; Alphabet Holdings LLC, the managing member of CapitalG GP LLC; XXVI Holdings Inc., the sole member of Alphabet Holdings LLC; and Alphabet Inc., the controlling stockholder of XXVI Holdings Inc., may each be deemed to have sole voting and dispositive power with respect to these shares. Mr. Lawee is a partner of CapitalG LP and an executive officer of CapitalG Rise LLC, and therefore may be deemed to have shared voting power with respect to these shares.

(8)

Consists of 31,395,679 shares held by Rakuten Europe S.à r.l. Rakuten Europe S.à r.l. is a wholly-owned subsidiary of Rakuten, Inc. Mr. Mikitani is the Chairman and Chief Executive Officer of Rakuten, Inc., and therefore may be deemed to hold voting and dispositive power with respect to these shares.

(9)

Consists of (i) 110,436 shares held by Maples Associates II, L.P. or MAII, and (ii) 1,424,581 shares held by Maples Investments II, L.P. or MIII. Maples Management II, L.L.C. or MMII, serves as the sole general partner of MAII and MIII. Ms. Miura-Ko is a managing member of MMII, and shares voting and dispositive power with respect to these shares.

(10)

Consists of 1,887 shares of common stock underlying RSUs for which the time-based vesting condition would be satisfied within 60 days of September 30, 2018 and assuming the satisfaction of the performance-based vesting condition.

(11)

Consists of (i) 72,433,308 shares beneficially owned by our named executive officers, current directors and other executive officers (shares of preferred stock as converted in connection with the Capital Stock Conversion), (ii) 3,089,774 shares underlying RSUs that have vested or will vest within 60 days of September 30, 2018 and (iii) 7,483,134 shares subject to outstanding stock options that are exercisable within 60 days of September 30, 2018.

(12)	The address for Rakuten Europe S.à r.l. is 2 rue de Fosse, Grand-Duchy of Luxembourg L-1536, Luxembourg.
(13)
(14)
(15)

Consists of (i) 9,000,914 shares held of record by AH Parallel Fund III, L.P. for itself and as nominee for AH Parallel Fund III-A, L.P., AH Parallel Fund III-B, L.P., and AH Parallel Fund III-Q, L.P., which are collectively referred to as the AH Parallel Fund III Entities and (ii) 6,040,010 shares held of record by Andreessen Horowitz Fund III, L.P. for itself and as nominee for Andreessen Horowitz Fund III-A, L.P., Andreessen Horowitz Fund III-B, L.P., and Andreessen Horowitz Fund III-Q, L.P. which are collectively referred to as the AH Fund III Entities. AH Equity Partners III (Parallel), L.L.C., or AH EP III Parallel is the general partner of the AH Parallel Fund III Entities. The managing members of AH EP III Parallel are Marc Andreessen and Ben Horowitz. AH EP III Parallel has sole voting and dispositive power with regard to the shares held by the AH Parallel Fund III Entities. AH Equity Partners III, L.L.C., or AH EP III is the general partner of the AH Fund III Entities. The managing members of AH EP III are Marc Andreessen and Ben Horowitz. AH EP III has sole voting and dispositive power with respect to the shares held by the AH Fund III Entities. The address for each of these entities is 2865 Sand Hill Road, Suite 101, Menlo Park, California 94025.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of                  shares of capital stock, $0.00001 par value per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Assuming the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of our common stock, which will occur immediately prior to the completion of this offering, as of December 31, 2017, there were 226,121,608 shares of our common stock outstanding (after giving effect to the RSU Settlement), held by                  stockholders of record, and no shares of our preferred stock outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without stockholder approval except as required by the listing standards of                 , to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for additional information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

After the completion of this offering, no shares of our preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of December 31, 2017, we had outstanding options to purchase an aggregate of 16,301,981 shares of our common stock, with a weighted-average exercise price of approximately $3.41 per share, under our 2008 Plan.

RSUs

As of December 31, 2017, we had outstanding 26,051,938 shares of our common stock subject to RSUs under our 2008 Plan. Our outstanding RSUs will generally vest upon the satisfaction of both a time-based condition and a performance-based condition. For the majority of our outstanding RSUs under our 2008 Plan and 2018 Plan, the time-based condition will be satisfied in 16 successive equal quarterly installments, subject to continued service through each such vesting date. The performance-based condition for the RSUs will be satisfied on the earlier of (i) the effective date of the registration statement of which this prospectus forms a part; and (ii) (a) with respect to RSUs under our 2008 Plan, the date of any reorganization, consolidation, merger or similar transaction or series of related transactions, or a combination transaction, provided that such combination transaction qualifies as a change in control event within the meaning of Section 409A, and any proposed, temporary or final Treasury Regulations and Internal Revenue Service guidance thereunder, as each may be amended from time to time, or (b) with respect to RSUs under 2018 Plan, the date of a Change in Control (as defined in the 2018 Plan).

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our IRA. We and certain holders of our preferred stock are parties to the IRA. The registration rights set forth in the IRA will expire five years following the completion of this offering, or, with respect to any particular stockholder, when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90-day period. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We expect that our stockholders will waive their rights under the IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering.

Demand Registration Rights

After the completion of this offering, the holders of up to                  shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this offering, the holders of at least 35% of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least $100,000,000, net of any underwriters’ discounts or commissions. We are obligated to effect only two such registrations and we will not be required to effect a registration if we have effected a registration pursuant to these rights within the 12-month period preceding the date of the request. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 120 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of our common stock under the Securities Act, in connection with the public offering of such common stock the holders of up to                  shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, (2) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act or (3) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of up to                  shares of our common stock will be entitled to certain Form S-3 registration rights. One or more holders of these shares may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $1,000,000, net of any underwriters’ discounts or commissions. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief

Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Amendment of Charter Provisions

Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least     % of our then outstanding capital stock.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. Our amended and restated bylaws will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                 . The transfer agent and registrar’s address is                 .

Limitations of Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Listing

We intend to apply for the listing of our common stock on                  under the symbol “LYFT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of December 31, 2017, we will have a total of                  shares of our common stock outstanding. Of these outstanding shares, all                  shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares underlying outstanding RSUs and shares subject to stock options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our IRA described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below)                  additional shares will become eligible for sale in the public market, of which                  shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up and Market Standoff Agreements

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan

Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock; provided that if (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred and (iii) such lock-up period is scheduled to end during or within five trading days prior to a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period.

In addition, our executive officers, directors and holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, they will not, without our prior written consent, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to our IRA, after the completion of this offering, the holders of up to                  shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or non-U.S. holders that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	pension plans or tax-exempt retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” (as defined in Section 451(b) of the Code);

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not any of the following:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Common Stock.”

Except as otherwise described below in the sections on effectively connected income (in the next paragraph), and the sections titled “–Backup Withholding and Information Reporting” and “–FATCA,” any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.

In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such Forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the

United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. Such effectively connected dividends, although not subject to withholding tax, are includable on your U.S. income tax return and taxed to you at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Except as otherwise described below in the sections titled “—Backup Withholding and Information Reporting” and “—FATCA,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our common stock at any time during the foregoing period.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate), unless otherwise provided by an applicable income tax treaty. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

FATCA

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, FATCA, generally impose withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entities” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Jefferies LLC are acting as representatives of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Jefferies LLC
UBS Securities LLC
Stifel, Nicolaus & Company, Incorporated
RBC Capital Markets, LLC
KeyBanc Capital Markets Inc.

Total

The underwriters will be committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers and dealers at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters will have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        .

The underwriters will agree to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and certain other exceptions.

Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of up to 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock; provided that if (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred and (iii) such lock-up period is scheduled to end during or within five trading days prior to a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. We will announce the date of any expected blackout-related release to the lock-up at least two trading days in advance of such release.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock approved for listing on          under the symbol “LYFT”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on         , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented to, acknowledged to and agreed with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to and is directed only at and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, or (ii) who are high net-worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (DIFC)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This

prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of the Securities and Investment Business Act, 2010, or SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds, (ii) a company, any securities of which are listed on a recognized exchange and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has net worth in excess of $1,000,000 and that he consents to being treated as a professional investor.

Notice to Prospective Investors in China

This document does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to, or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by us and our representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The shares have not been listed on any securities exchanges in the world including the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission, (ii) a holder of a Capital Markets Services Licence, (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction, (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual, (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months, (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months, (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts, (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies), (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010, (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010 and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of a public offering or an issue of, offer for subscription or purchase or invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and

Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

ii	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as SA Relevant Persons). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by Goodwin Procter LLP, Redwood City, California.

EXPERTS

The financial statements as of December 31, 2016 and 2017 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at www.lyft.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

LYFT, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Lyft, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lyft, Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

April 30, 2018, except for the effects of disclosing segment information discussed in Note 2 and net loss per share information discussed in Note 9 to the consolidated financial statements, as to which the date is December 6, 2018

We have served as the Company’s auditor since 2015.

Lyft, Inc.

Consolidated Balance Sheets

(in thousands, except for share and per share data)

	December 31,		Pro Forma December 31, 2017
	2016	2017
			(unaudited) (Note 2)
Assets
Current assets
Cash and cash equivalents	$469,239	$1,106,102
Short-term investments	543,095	1,284,642
Prepaid expenses and other current assets	62,749	172,951

Total current assets	1,075,083	2,563,695
Property and equipment, net	9,547	14,208
Intangible assets, net	—	4,349
Restricted cash, cash equivalents and investments	163,932	433,699
Other assets	416	776

Total assets	$1,248,978	$3,016,727

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$46,194	$66,874
Insurance reserves	131,951	376,538
Accrued and other current liabilities	127,869	253,406

Total current liabilities	306,014	696,818
Other liabilities	7,924	15,298

Total liabilities	313,938	712,116

Commitments and contingencies (Note 5)
Redeemable convertible preferred stock, $0.00001 par value, 144,843,031 and 201,179,375 shares authorized as of December 31, 2016 and 2017, respectively; 144,777,697 and 199,814,929 issued and outstanding as of December 31, 2016 and 2017, respectively; no shares outstanding as of December 31, 2017, pro forma	2,238,770	4,284,049

Stockholders’ equity (deficit)
Common stock, $0.00001 par value, 215,000,000 and 300,000,000 shares authorized as of December 31, 2016 and 2017, respectively; 18,733,604 and 19,915,696 issued and outstanding as of December 31, 2016 and 2017, respectively; shares oustanding as of December 31, 2017, pro forma	—	—
Additional paid-in capital	42,057	55,568
Accumulated other comprehensive loss	(93)	(1,011)
Accumulated deficit	(1,345,694)	(2,033,995)

Total stockholders’ equity (deficit)	(1,303,730)	(1,979,438)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$1,248,978	$3,016,727

The accompanying notes are an integral part of these consolidated financial statements.

Lyft, Inc.

Consolidated Statements of Operations

(in thousands, except for per share data)

	Year Ended December 31,
	2016	2017
Revenue	$343,298		$1,059,881

Costs and expenses
Cost of revenue	279,011		659,533
Operations and support	97,880		183,513
Research and development	64,704		136,646
Sales and marketing	434,344		567,015
General and administrative	159,962		221,446

Total costs and expenses	1,035,901		1,768,153

Loss from operations	(692,603)		(708,272)
Interest income, net	6,964		20,243
Other income, net	3,246		284

Loss before income taxes	(682,393)		(687,745)
Provision for income taxes	401		556

Net loss	$(682,794)		$(688,301)

Net loss per share attributable to common stockholders, basic and diluted	$(37.08)		$(35.53)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	18,413		19,371

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$

Pro forma weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

Lyft, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2016	2017
Net loss	$(682,794)	$(688,301)
Other comprehensive loss
Unrealized gain (loss) on marketable securities, net of taxes	209	(918)

Other comprehensive income (loss)	209	(918)

Comprehensive loss	$(682,585)	$(689,219)

The accompanying notes are an integral part of these consolidated financial statements.

Lyft, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances as of January 1, 2016	114,900	$1,449,229	18,238	$—	$31,290	$(661,854)	$(302)	$(630,866)
Issuance of Series E redeemable convertible preferred stock upon exercise of warrant, net of issuance costs	2,571	58,042	—	—	—	—	—	—
Issuance of Series F redeemable convertible preferred stock, net of issuance cost	27,307	731,499	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	538	—	1,279	—	—	1,279
Issuance of restricted common stock upon early exercise of stock options	—	—	53	—	—	—	—	—
Repurchase of common stock	—	—	(7)	—	—	—	—	—
Shares canceled in exchange for legal settlement	—	—	(88)	—	(129)	(1,046)	—	(1,175)
Vesting of early exercised stock options	—	—	—	—	223	—	—	223
Stock-based compensation	—	—	—	—	9,394	—	—	9,394
Other comprehensive income	—	—	—	—	—	—	209	209
Net loss	—	—	—	—	—	(682,794)	—	(682,794)

Balances as of December 31, 2016	144,778	2,238,770	18,734	—	42,057	(1,345,694)	(93)	(1,303,730)
Issuance of Series G redeemable convertible preferred stock, net of issuance cost	18,662	599,715	—	—	—	—	—	—
Issuance of Series H redeemable convertible preferred stock, net of issuance cost	36,375	1,445,564	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,181	—	3,864	—	—	3,864
Issuance of restricted common stock upon early exercise of stock options	—	—	3	—	—	—	—	—
Repurchase of common stock	—	—	(2)	—	—	—	—	—
Vesting of early exercised stock options	—	—	—	—	101	—	—	101
Stock-based compensation	—	—	—	—	9,546	—	—	9,546
Other comprehensive loss	—	—	—	—	—	—	(918)	(918)
Net loss	—	—	—	—	—	(688,301)	—	(688,301)

Balances as of December 31, 2017	199,815	$4,284,049	19,916	$—	$55,568	$(2,033,995)	$(1,011)	$(1,979,438)

The accompanying notes are an integral part of these consolidated financial statements.

Lyft, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2016	2017
Cash flows from operating activities
Net loss	$(682,794)	$(688,301)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	527	2,611
Stock-based compensation	9,394	9,546
Amortization of premium on marketable securities	2,153	948
Accretion of discount on marketable securities	(682)	(5,542)
Revaluation of preferred stock warrant liability	(2,890)	—
Other	(1,175)	—
Changes in operating assets and liabilities
Prepaid expenses and other assets	(38,205)	(111,772)
Accounts payable	24,890	21,384
Insurance reserves	111,344	244,587
Accrued and other liabilities	90,275	133,013

Net cash used in operating activities	(487,163)	(393,526)

Cash flows from investing activities
Change in restricted cash, cash equivalents and investments	(19,238)	(27,136)
Purchases of marketable securities	(893,147)	(2,559,423)
Proceeds from sales of marketable securities	171,851	872,298
Proceeds from maturities of marketable securities	322,262	707,722
Purchases of property and equipment	(8,819)	(7,537)
Purchases of intangible assets	—	(4,486)

Net cash used in investing activities	(427,091)	(1,018,562)

Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance costs	774,073	2,045,279
Proceeds from exercise of stock options and other common stock issuances	1,305	3,672

Net cash provided by financing activities	775,378	2,048,951

Net increase (decrease) in cash and cash equivalents	(138,876)	636,863
Cash and cash equivalents
Beginning of year	608,115	469,239

End of year	$469,239	$1,106,102

Noncash investing and financing activities
Purchases of property and equipment not yet settled	$1,174	$704
Stock option exercises (including early exercises) not yet settled	44	191
Vesting of stock options early exercised	223	101

The accompanying notes are an integral part of these consolidated financial statements.

Lyft, Inc.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Organization

Lyft, Inc. (the Company) is incorporated in Delaware with headquarters in San Francisco, California. The Company operates as a Transportation Network Company (TNC) through its platform and mobile-based application, which facilitates peer-to-peer ridesharing by connecting drivers who have a car with passengers who need a ride. The Company’s proprietary technology platform (the Lyft Platform) provides a marketplace where drivers can be matched with passengers via the Lyft mobile application (the App). Drivers, who are considered the Company’s customers, provide transportation services to their passengers through various ride offerings (e.g., private rides, shared rides, luxury vehicle rides, etc.) on the Lyft Platform.

The Company has financed its operations through several rounds of venture capital financing, resulting in net proceeds of $4,284.0 million through December 31, 2017. The Company has incurred losses from operations since inception. As of December 31, 2017, the Company had an accumulated deficit of approximately $2,034.0 million and negative cash flows from operations of $393.5 million for the year ended December 31, 2017. Management expects that operating losses and negative cash flows from operations could continue in the foreseeable future as the Company continues to invest in expansion activities. While management believes that the Company’s current cash, cash equivalents and short-term investments are adequate to meet its needs for the next twelve months, the Company may need to borrow funds or raise additional equity to achieve its longer-term business objectives.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Unaudited Pro Forma Information

Unaudited Pro Forma Balance Sheet

The unaudited pro forma balance sheet information as of December 31, 2017 assumes the automatic conversion of all shares of redeemable convertible preferred stock outstanding as of that date into an aggregate of 199,814,929 shares of the Company’s common stock immediately prior to the closing of a qualifying initial public offering (IPO). The shares of common stock issuable and the proceeds expected to be received upon the closing of a qualifying IPO are excluded from such pro forma financial information.

The Company granted certain employees restricted stock units (RSUs) with both service-based and performance-based vesting conditions. The performance-based condition is satisfied on the earlier of: (1) a change in control or (2) the effective date of a registration statement of the Company filed under the Securities Act for the Company’s primary IPO of the Company’s securities. The RSUs vest on the first date upon which both the service-based and performance-based conditions are satisfied, as further described in “Stock-Based Compensation” below. If the RSUs vest, one share of common stock for each vested RSU will be delivered on the applicable settlement date. Stock-based compensation expense relating to these RSUs will be recorded on the effectiveness of the Company’s registration statement as described above. Accordingly, the unaudited pro forma balance sheet information as of December 31, 2017 gives effect to stock-based compensation expense of approximately $         million associated with all the RSUs for which the service-based condition was satisfied as of December 31, 2017. This pro forma adjustment is reflected as an increase to additional paid-in capital and accumulated deficit. RSU holders will generally incur taxable income based upon the value of the shares on the date they are settled. The Company is required to withhold taxes on such value at applicable minimum statutory rates. Accordingly, to satisfy the tax withholding and remittance obligations related to the RSUs, the Company will withhold the number of shares necessary to satisfy the tax withholding obligations, based on the fair value of its common stock on the date of the IPO. The Company currently expects that the average of these withholding tax rates will be approximately         %. Based upon the assumed IPO price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the Company estimates that its tax withholding and remittance obligation would be approximately $         million in the aggregate. Such amount is included as an increase in accrued and other current liabilities and an equivalent decrease in additional paid-in capital in the pro forma balance sheet as of December 31, 2017. The unaudited pro forma balance sheet also gives effect to the assumed conversion of the RSUs for which the service-based condition was satisfied as of December 31, 2017, and will convert into                  shares of common stock, net of shares repurchased for tax withholding obligations.

Unaudited Pro Forma Net Loss Per Share

Unaudited pro forma basic net loss per share attributable to common stockholders is computed to give effect to (i) the automatic conversion of all outstanding shares of the Company’s redeemable convertible preferred stock into 199,814,929 shares of common stock and (ii) the net issuance of                  shares of common stock issued for RSUs granted to employees with both service-based and performance-based conditions for which the service condition was satisfied upon the effective date of the Company’s registration statement as described above as if such issuances and conversions had occurred at the beginning of the period or their issuance dates, if later. These RSUs will vest upon the satisfaction of the performance condition in connection with the IPO. The Company will withhold the number of shares necessary to satisfy the tax withholding obligations, based on the fair value of its common stock on the date of the IPO. The Company currently expects that the average of these withholding tax rates will be approximately         %. For the RSUs for which the service-based condition was satisfied as of December 31, 2017, the pro forma shares outstanding for the year ended December 31, 2017 includes the weighted-average issuance of                  shares of common stock, net of                  shares withheld to satisfy tax withholding obligations. The pro forma net loss used to calculate unaudited pro forma basic net loss per share is not adjusted for stock-based compensation expense associated with these RSUs. If the IPO had occurred on December 31, 2017, $         million of stock-based compensation related to these RSUs would have been recorded during the year ended December 31, 2017. Unaudited pro forma diluted net loss per share attributable to common stockholders is the same as the unaudited pro forma basic net loss per share attributable to common stockholders for the period as the impact of any potentially dilutive securities was anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates on various factors and information which may include, but are not limited to, history and prior experience, expected future results, new related events and economic conditions, which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Significant items subject to estimates and assumptions include those related to fair value of financial instruments, losses resulting from insurance claims, indirect tax obligations, legal contingencies, valuation allowance for deferred income taxes, valuation of stock-based compensation, and valuation of common stock.

Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating segment. During the years ended December 31, 2016 and 2017, the Company did not generate material international revenues and as of December 31, 2016 and 2017, the Company did not have material assets located outside of the United States.

Revenue Recognition

The Company elected to early adopt Accounting Standards Codification Topic 606 (ASC 606), “Revenue from Contracts with Customers,” effective January 1, 2017, using the full retrospective transition method. Under this method, the Company is presenting the consolidated financial statements for the years ended December 31, 2016 and 2017 as if ASC 606 had been effective for those periods. The adoption of ASC 606 did not have a material impact on the Company’s accumulated deficit balance as of January 1, 2016.

The Company generates revenue from service fees and commissions (collectively, fees or fee) paid by the drivers for use of the Lyft Platform and related activities to connect the drivers with passengers to facilitate and successfully complete rides via the App. The Company recognizes revenue upon completion of each ride. Under the Terms of Service (ToS), drivers agree that the Company retains the applicable fee as consideration for their use of the Lyft Platform and related activities from the fare and related charges it collects from passengers on behalf of the drivers.

Principal vs. Agent Considerations

The Company evaluates the presentation of revenue on a gross vs. net basis based on whether it acts as a principal by controlling the transportation service provided to the passenger or whether it acts as an agent by arranging for third parties to provide the service to the passenger. The Company facilitates the provision of a transportation service by a driver to a passenger (the driver’s customer) in order for the driver to fulfill their contractual promise to the passenger. The driver fulfills their promise to provide a transportation service to their customer through use of the Lyft Platform. While the Company facilitates setting the price for transportation services, the drivers and passengers have the discretion in accepting the transaction price through the platform. The Company is not responsible for fulfilling transportation services being provided to the passenger nor does the Company have inventory risk related to these services. The Company is acting as an agent in facilitating the ability for a driver to provide a transportation service to a passenger.

The Company reports revenue on a net basis, reflecting the fee owed to the Company from the drivers as revenue, and not the gross amount collected from the passenger. The Company determined that it is not primarily responsible for the services since it does not promise the transportation services, does not contract with drivers to provide transportation services on the Company’s behalf, does not control whether the driver accepts or declines the transportation request via the Lyft Platform, and does not control the provision of transportation services by drivers to passengers at any point in time either before, during or after the ride.

To achieve the core principle of ASC 606, the Company applied the following steps:

1. Identification of the Contract, or Contracts, with a Customer

The Company considered the ToS and its customary business practices in identifying the contracts under ASC 606. Drivers accept the ToS with Lyft to use the App. The ToS defines the fees the Company charges drivers for each transaction, each party’s rights and obligations regarding the services to be transferred and payment terms. The driver agrees to perform the transportation service as requested by the passenger upon acceptance of a passenger’s request for a ride via the App. As the Company’s customary business practice, a contract exists between the driver and the Company when the driver’s ability to cancel the ride lapses, which typically is upon pickup of the passenger. The duration of a contract with a customer is typically equal to the duration of a single ride. The Company does not earn any fees from the passengers to access the App and the Company has no obligation to the passengers to provide the ride. The Company collects the fare and related charges from passengers on behalf of drivers using the passenger’s pre-authorized credit card and retains its fees before making the remaining disbursement to drivers; thus the driver’s ability and intent to pay is not subject to significant judgment.

2. Identification of the Performance Obligations in the Contract

The Company provides a service to drivers to complete a successful transportation service for passengers. The service includes on-demand lead generation that assists drivers to find, receive and fulfill on-demand requests from passengers seeking transportation services and related collection activities, using the Lyft Platform. These activities are not distinct from each other and are not separate performance obligations. As a result, the Company’s single performance obligation in the transaction is to connect drivers with passengers to facilitate the completion of a successful transportation service for passengers.

3. Determination of the Transaction Price

The Company earns fees from the drivers either as the difference between an amount paid by a passenger based on an upfront quoted fare and the amount earned by a driver based on actual time and distance for the ride or as a fixed percentage of the fare charged to the passenger. In an up-front quoted fare arrangement, as the Company does not control the driver’s actions at any point in the transaction to limit the time and distance for the ride, the Company takes on risks related to the driver’s actions which may not be fully mitigated. The Company earns a variable amount from the drivers and may record a loss from a transaction, which is recorded as a reduction to revenue, in instances where an up-front quoted fare offered to a passenger is less than the amount the Company is committed to pay the driver.

The Company records certain payments to drivers, such as refunds and ride incentives, as variable consideration which results in a reduction to the fee earned by the Company at the time such payments are earned by the driver. Taxes, municipal and airport fees assessed by governmental authorities that are both imposed on and are concurrent with specific revenue producing transactions, and collected from drivers and passengers, are excluded from the transaction price. Such amounts are not included as a component of revenue or cost of revenue. The Company has no significant financing components with customers and did not utilize the practical expedient under ASC 606-10-32-18.

4. Allocation of the Transaction Price to the Performance Obligations in the Contract

The Company’s single performance obligation in the transaction is to connect drivers with passengers to facilitate the completion of a successful transportation service for passengers and, as a result, there is no allocation of the transaction price.

5. Recognition of Revenue when, or as, the Company Satisfies a Performance Obligation

Revenue is recognized at the time the performance obligation is satisfied by transferring the control of the promised service to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for the service. The Company recognizes revenue upon completion of a ride as its performance obligation is satisfied upon the completion of the ride. The Company does not have contract assets or contract liabilities as the payment of the transaction price is concurrent with the fulfillment of the services. At the time of ride completion, the Company has the right to receive payment for the services rendered. Accordingly, there are no partially satisfied or unsatisfied performance obligations as of December 31, 2016 and 2017.

Contract Origination Costs

New driver referral bonuses paid are contingent upon a new driver completing a certain number of rides and represent the incremental cost of obtaining a contract with a customer. The Company applied the practical expedient under ASC 606-10-45-1 and expenses new driver referral bonuses as sales and marketing expense when the referral bonuses are earned because the amortization period would be one year or less.

Incentive Programs

The Company offers incentives to attract drivers and passengers to use the Lyft Platform. Drivers generally receive cash incentives while passengers generally receive free or discounted rides under such incentive programs. Incentives provided to drivers, the customers of the Company, are accounted for as a reduction of the transaction price. As the passengers are not the Company’s customers, incentives provided to passengers are generally recognized as sales and marketing expense except for certain pricing programs described below.

Driver Incentives

The Company offers various incentive programs to drivers, including minimum guaranteed payments, volume-based discounts and performance-based bonus payments. These driver incentives are similar to retrospective volume-based rebates and represent variable consideration that is typically settled within a week. The Company reduces the transaction price by the estimated amount of the incentives expected to be paid upon completion of the performance criteria by applying the most likely outcome method. Therefore, such driver incentives are recorded as a reduction to revenue. Driver incentives are recorded as a reduction to revenue if the Company does not receive a distinct good or service in exchange for the payment or cannot reasonably estimate the fair value of the good or service received. Driver incentives for referring new drivers or passengers are accounted for as sales and marketing expense. The amount recorded as an expense is the lesser of the amount of the payment or the established fair value of the benefit received. The fair value of the benefit is established using amounts paid to third parties for similar services.

Passenger Incentives

The Company has several passenger incentive programs, which are offered to encourage passenger activity on the Lyft Platform. Generally, the passenger incentive programs are as follows:

(i)

Market-wide marketing promotions and discounts on shared rides. Market-wide promotions reduce the fare charged by drivers to passengers for all or substantially all rides in a specific market. This type of incentive effectively reduces the overall pricing of the service provided by drivers for that specific market and the gross fare charged by the driver to the passenger, and thereby results in a lower fee earned by the Company. In addition, discounted pricing on shared rides may result in a reduced fee earned by the Company. Accordingly, the Company records these types of incentives as a reduction to revenue at the date it records the corresponding revenue transaction.

(ii)

Targeted marketing promotions. Targeted marketing promotions are used in newly launched markets, but may also be used in mature markets from time to time. An example is a promotion where the Company offers a number of significantly discounted rides (capped at a given number of rides) which are valid only during a limited period of time to a targeted group of occasional passengers. The Company believes that the incentives that provide consideration to passengers to be applied to a limited number of rides are similar to marketing coupons. These incentives differ from the market-wide marketing promotions because they do not reduce the overall pricing from the service provided by drivers for a specific market. The intent of these incentives is to promote the use of the Lyft Platform to the targeted group of passengers.

During the promotion period, passengers not utilizing an incentive would be charged the full fare. These incentives represent marketing costs. When a passenger redeems the incentive, the Company recognizes revenue equal to the transaction price and the cost of the incentive is recorded as sales and marketing expense.

(iii)

Passenger referral programs. Under the passenger referral program, the referring passenger (the referrer) earns referral coupons when a new passenger (the referee) completes their first ride on the Lyft Platform. The Company records the incentive as a liability at the time the incentive is earned by the referrer with the corresponding charge recorded to sales and marketing expense. Referral coupons typically expire within one year. The Company estimates breakage using its historical experience. As of December 31, 2016 and 2017, the passenger referral coupon liability was not material.

For the years ended December 31, 2016 and 2017, in relation to driver and passenger incentive programs, the Company recorded $237.8 million and $383.9 million as a reduction to revenue and $195.5 million and $155.6 million as sales and marketing expense, respectively.

Refunds

From time to time the Company issues credits or refunds to passengers unsatisfied by the level of service provided by the driver. There is no legal obligation to remunerate such passengers nor does the Company issue such credits or refunds to passengers on behalf of the drivers. The Company accounts for credits or refunds, which are not recoverable from the drivers as sales and marketing expenses when incurred. For the years ended December 31, 2016 and 2017, passenger refunds were $14.0 million and $26.4 million, respectively.

Cost of Revenue

Cost of revenue primarily consists of insurance costs that are generally required under TNC regulations, payment processing charges, including merchant fees and chargebacks, hosting and platform-related technology costs, personnel-related compensation costs, including salary, stock-based compensation and benefits, certain loss contingency costs and facilities costs.

Operations and Support

Operations and support expenses consist of driver background checks and onboarding costs, passenger and driver support costs, personnel-related compensation costs of local operations, including salary, stock-based compensation and benefits, facilities, and non-platform-related technology costs. Passenger and driver support costs are comprised of fees paid to third parties operating support centers and personnel-related expenses for teams who provide phone, email and chat support to passengers and drivers.

Research and Development

Research and development expenses primarily consist of personnel-related compensation costs, including salary, stock-based compensation and benefits, contractor costs, professional services fees and facilities costs. Research and development expenses are expensed as incurred.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising expenses, passenger incentives and refunds, driver incentives for referring new drivers or passengers, personnel-related compensation costs, including salary, stock-based compensation and benefits, consulting costs, technology and facilities costs. Sales and marketing costs are expensed as incurred. Advertising expenses were $169.6 million and $315.6 million, respectively, for the years ended December 31, 2016 and 2017.

General and Administrative

General and administrative expenses primarily consist of personnel-related compensation costs, certain insurance costs that are generally not required under TNC regulations, professional services fees, insurance claims administrative fees, certain loss contingency expenses including legal settlements, facilities, technology and other corporate costs. General and administrative expenses are expensed as incurred.

Stock-Based Compensation

The Company estimates the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of RSUs is estimated based on the fair market value of the Company’s common stock on the date of grant. The fair value of the award that is expected to vest is recognized as compensation expense for stock options on a straight-line basis over the requisite service period. The fair value of the award that is expected to vest is recognized as compensation expense for RSUs, which vest upon the satisfaction of both a service condition and a performance condition, on an accelerated basis over the requisite service period. The stock-based compensation expense is based on awards ultimately expected to vest, and it reflects estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of stock-based awards. These variables include:

•	per share fair value of the underlying common stock;

•	exercise price;

•	expected term;

•	risk-free interest rate;

•	expected annual dividend yield; and

•	expected stock price volatility over the expected term.

For all stock options granted to date, the Company calculated the expected term using the simplified method for “plain vanilla” stock option awards. The Company has no publicly available stock information. The Company has therefore determined to use the historical volatility of the stock price of similar publicly traded peer companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The fair value of the shares of common stock underlying the stock options and RSUs has historically been determined by the board of directors as there was no public market for the common stock. The board of directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, sales of redeemable convertible preferred stock to unrelated third parties, the Company’s operating and financial performance, the lack of liquidity of common stock, and general and industry specific economic outlook, amongst other factors.

The RSUs vest upon the satisfaction of both a service condition and a performance condition. The service condition for a majority of RSUs is satisfied over a period of four years. The performance condition will be satisfied on the earlier of (i) a combination transaction provided that such transaction (or series of transactions) qualifies as a change of control within the meaning of Section 409A; and (ii) the effective date of a registration statement of the Company filed under the Securities Act for the Company’s IPO. As of December 31, 2017, no stock-based compensation expense had been recognized for the RSUs because a qualifying event, as described above, was not probable.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. The Company recognizes the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more-likely-than-not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law, and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

Cash and Cash Equivalents

Cash equivalents consist of institutional money market funds and certificates of deposits denominated in U.S. dollars as well as commercial paper and corporate bonds. Cash equivalents are highly liquid, short-term investments having an original maturity of 90 days or less that are readily convertible to known amounts of cash.

Short-Term Investments

The Company holds short-term investments in commercial paper, certificates of deposit, corporate bonds, U.S. government and agency securities, which mature in twelve months or less. The Company considers its investments as available to support its current operations. As a result, the Company classifies its investments as current assets in the accompanying consolidated balance sheets. The Company classifies these securities as “available-for-sale” and carries them at fair value on the consolidated balance sheets. Unrealized gains or losses are recorded, net of estimated taxes, in accumulated other comprehensive income (loss), a component of stockholders’ deficit. Realized gains and losses are recognized upon sale. The specific identification method is used to determine the cost basis of fixed income securities sold. As of December 31, 2016 and 2017, accumulated other comprehensive income (loss) entirely relates to unrealized gains and losses on available-for-sale investments, net of estimated taxes.

The Company periodically evaluates its investments for impairment due to declines in market value considered to be “other-than-temporary.” This evaluation consists of several qualitative and quantitative factors, including the Company’s ability and intent to hold the investment until a forecasted recovery occurs, as well as any decline in the investment quality of the security and the severity and duration of the unrealized loss. In the event of a determination that a decline in market value is other-than-temporary, the Company will recognize an impairment loss, and a new cost basis in the investment will be established. To date, the Company has not recorded any impairment related to its investments in its consolidated statements of operations.

Restricted Cash, Cash Equivalents and Investments

Restricted cash and cash equivalents consist primarily of amounts held in separate trust accounts and restricted bank accounts as collateral for insurance purposes and amounts pledged to secure certain letters of credit.

The Company’s contracts with insurance providers require reinsurance premiums to be deposited into trust accounts with a third-party financial institution from which the insurance providers are reimbursed for claim payments. Restricted reinsurance trust investments as of December 31, 2016 and 2017 were $118.3 million and $360.9 million, respectively.

Concentrations of Credit Risk

The Company’s cash, cash equivalents and short-term investments are potentially subject to concentration of credit risk. Although the Company deposits its cash with multiple financial institutions, the deposits, at times, may exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists. The Company limits purchases of debt securities to investment-grade securities.

Fair Value Measurements

The Company measures assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis, whereby inputs used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2

Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Unobservable inputs reflecting our own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The carrying values of the Company’s accounts payable and accrued and other liabilities approximate their respective fair values due to the short period of time to payment.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using a straight-line method over the estimated useful life of the related asset, which is generally between three and five years. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the assets. Construction in progress is related to the construction or development of property and equipment that have not yet been placed in service for their intended use.

Intangible Assets

The Company acquires patent assets from third parties which were recorded at fair value upon acquisition. The asset value includes the cost of external legal and other fees associated with the acquisition of the assets. Costs incurred to maintain and prosecute patents and patent applications are expensed as incurred. The Company amortizes each patent asset on a straight-line basis. The amortization period is equal to the asset’s estimated economic useful life. As of December 31, 2017, the estimated economic useful life of the Company’s patent assets ranged from 24 to 60 months. As of December 31, 2017, the cost of the patent assets acquired was $4.5 million and the accumulated amortization was not material.

Software Development Costs

The Company incurs costs related to developing the Lyft Platform and related support systems. The Company capitalizes development costs related to the Lyft Platform once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. The Company did not capitalize any software development costs during the years ended December 31, 2016 and 2017, as such costs were not material.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, banking and accounting fees relating to anticipated equity offerings, are capitalized and will be offset against proceeds upon the consummation of the offerings within stockholders’ deficit. In the event an anticipated offering is terminated, deferred offering costs will be expensed. As of December 31, 2016 and 2017, there were no capitalized deferred offering costs in the consolidated balance sheets.

Redeemable Convertible Preferred Stock Warrants

Warrants related to the Company’s redeemable convertible preferred stock are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income, net. The Company adjusts the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the closing of a qualifying initial public offering, at which time all preferred stock warrants would be converted into warrants to purchase common stock and, accordingly, the liability would be reclassified to stockholders’ equity (deficit).

Insurance Reserves

The Company utilizes both a wholly owned captive insurance subsidiary and third-party insurance, which may include deductibles and self-insured retentions, to insure or reinsure costs including auto liability, uninsured and underinsured motorist, auto physical damage and general business liabilities up to certain limits. The recorded liabilities reflect the estimated ultimate cost for claims incurred but not paid and claims that have been incurred but not yet reported and any estimable administrative run-out expenses related to the processing of these outstanding claim payments. Liabilities are evaluated for appropriateness with claims reserve valuations provided by an independent third-party actuary. Prior to 2017, the Company conducted claims reserves valuation on an annual basis, and began conducting such valuations on a quarterly basis beginning January 2017. To limit exposure to some risks, the Company maintains additional insurance coverage with varying limits and retentions. The Company cannot predict whether this insurance will be adequate to cover all potential hazards incidental to its business.

Liability insurance claims may take several years to completely settle, and the Company has limited historical loss experience. Because of the limited operational history, the Company makes certain assumptions based on currently available information and industry statistics and utilizes actuarial models and techniques to estimate the reserves. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, economic and healthcare cost trends and the results of related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Accordingly, actual losses may vary significantly from the estimated amounts reported in the financial statements. Reserves are continually reviewed and adjusted as necessary as experience develops or new information becomes known. However, ultimate results may differ from the Company’s estimates, which could result in losses over the Company’s reserved amounts. Such adjustments are recorded in cost of revenue or general and administrative expenses depending on the nature of the reserves.

Loss expense for known and incurred but not yet reported claims is charged to earnings after deducting recoverable amounts under the Company’s reinsurance agreements.

Net Loss Per Share Attributable to Common Stockholders

The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net income (loss) per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in the Company’s losses.

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period. For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-01 “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This standard amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments and should be applied to annual periods beginning after December 15, 2018. This standard should be applied prospectively from the effective date. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02 “Leases (Topic 842),” which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. This standard is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating adoption methods and whether this standard will have a material impact on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09 “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.” This standard relates to the simplification of share-based payments accounting and requires companies to record excess tax benefits and tax deficiencies as an income tax benefit or expense in the consolidated statements of operations when the awards vest or are settled, eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statement of cash flows, and provides the option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur. This standard is effective for annual periods beginning after December 15, 2017. The Company is currently evaluating adoption methods and whether this standard will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. This standard is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently assessing the impact of this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This standard clarifies the classification of certain cash receipts and cash payments in the statement of cash flows, including debt prepayment or extinguishment costs, settlement of contingent consideration arising from a business combination, insurance settlement proceeds, and distributions from certain equity method investees. This standard is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18 “Statement of Cash Flows, Restricted Cash (Topic 230).” This standard amends the guidance in ASC Topic 230, Statement of Cash Flows, and requires that entities show the changes in total of cash, cash equivalents, restricted cash, and restricted cash equivalents in their statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2018, is applied retrospectively, and early adoption is permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASC 606. ASC 606 supersedes the revenue recognition requirements in Topic 605 “Revenue Recognition” (ASC 605) and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The Company early adopted ASC 606 as of January 1, 2017 using the full retrospective transition method. See accounting policy for revenue recognition for further details.

In September 2015, the FASB issued ASU No. 2015-16 “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments.” This standard requires that adjustments made to provisional amounts recognized in a business combination be recorded in the period such adjustments are determined, rather than retrospectively adjusting previously reported amounts. The Company adopted the standard as of January 1, 2017. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01 “Business Combinations (Topic 805): Clarifying the Definition of a Business.” This standard provides guidance to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. If substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single asset or a group of similar assets, the assets acquired (or disposed of) are not considered a business. The Company early adopted the standard as of January 1, 2017 on a prospective basis. The adoption of this standard did not have a material impact on the consolidated financial statements.

3. Supplemental Financial Statement Information

Cash Equivalents and Short-Term Investments

The following tables summarize the cost or amortized cost, gross unrealized gain, gross unrealized loss and fair value of the Company’s cash equivalents and short-term investments as of the dates indicated (in thousands):

	December 31, 2016
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Unrestricted balances(1)
Money market funds	$139	$—	$—	$139
Certificates of deposit	238,926	61	(28)	238,959
Commercial paper	265,520	40	(90)	265,470
Corporate bonds	38,706	—	(40)	38,666

Total unrestricted cash equivalents and short-term investments	543,291	101	(158)	543,234

Restricted balances(2)
Commercial paper	47,492	2	(22)	47,472
Money market funds	10,349	—	—	10,349
U.S. government and agency securities	5,523	—	(1)	5,522
Certificates of deposit	52,885	11	(17)	52,879
Corporate bonds	13,186	—	(9)	13,177

Total restricted cash equivalents and investments	129,435	13	(49)	129,399

Total unrestricted and restricted cash equivalents and investments	$672,726	$114	$(207)	$672,633

(1)	Included in Cash and cash equivalents and short-term investments in the Company’s consolidated balance sheet as of December 31, 2016 in addition to $469.1 million of cash.
(2)	Included in Restricted cash, cash equivalents and investments in the Company’s consolidated balance sheet as of December 31, 2016 in addition to $34.5 million of cash.

	December 31, 2017
	Cost or Amortized Cost	Unrealized		Estimated Fair Value
		Gains	Losses
Unrestricted balances(1)
Money market funds	$39,619	$—	$—	$39,619
Certificates of deposit	382,996	3	(308)	382,691
Commercial paper	820,351	35	(310)	820,076
Corporate bonds	210,066	—	(193)	209,873

Total unrestricted cash equivalents and short-term investments	1,453,032	38	(811)	1,452,259

Restricted balances(2)
Money market funds	13,390	—	—	13,390
Certificates of deposit	149,072	1	(123)	148,950
Commercial paper	191,293	4	(70)	191,227
Corporate bonds	46,781	—	(47)	46,734

Total restricted cash equivalents and investments	400,536	5	(240)	400,301

Total unrestricted and restricted cash equivalents and investments	$1,853,568	$43	$(1,051)	$1,852,560

(1)	Included in Cash and cash equivalents and short-term investments in the Company’s consolidated balance sheet as of December 31, 2017 in addition to $938.5 million of cash.
(2)	Included in Restricted cash, cash equivalents and investments in the Company’s consolidated balance sheet as of December 31, 2017 in addition to $33.4 million of cash.

The Company’s short-term investments are classified as available-for-sale. Available-for-sale investments are reported at fair value, with unrealized gains and losses, included as a separate component of stockholders’ deficit within accumulated other comprehensive loss.

The weighted-average remaining maturity of the Company’s investment portfolio was less than one year as of December 31, 2016 and 2017. As of December 31, 2016 and 2017, no individual security incurred continuous unrealized losses for greater than twelve months.

Property and Equipment, net

Property and equipment, net consisted of the following as of the dates indicated (in thousands):

	December 31,
	2016	2017
Leasehold improvements	$2,333	$14,135
Computer equipment and software	647	1,915
Furniture and fixtures	144	144
Construction in progress	7,091	1,155

	10,215	17,349
Less: Accumulated depreciation	(668)	(3,141)

	$9,547	$14,208

Depreciation expense was $0.5 million and $2.5 million for the years ended December 31, 2016 and 2017, respectively.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following as of the dates indicated (in thousands):

	December 31,
	2016	2017
Ride-related accruals	$62,653	$101,078
Accrued insurance claims payable and related fees	10,814	48,434
Accrued legal matters	38,920	41,788
Accrued insurance-related expenses	—	27,447
Marketing accruals	802	13,389
Accrued payroll	2,288	5,490
Other current liabilities and accruals	12,392	15,780

	$127,869	$253,406

Insurance Reserves

The following table provides a rollforward of the insurance reserve for the periods presented (in thousands):

	Year Ended December 31,
	2016	2017
Beginning balance	$20,607	$131,951
Losses paid	(23,729)	(91,499)
Change in estimates	17,191	—
Reserves for current period	117,882	336,086

Ending balance	$131,951	$376,538

4. Fair Value Measurements

The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis as of the dates indicated by level within the fair value hierarchy (in thousands):

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Unrestricted balances(1)
Money market funds	$139	$—	$—	$139
Certificates of deposit	—	238,959	—	238,959
Commercial paper	—	265,470	—	265,470
Corporate bonds	—	38,666	—	38,666

Total unrestricted cash equivalents and short-term investments	139	543,095	—	543,234

Restricted balances(2)
Commercial paper	—	47,472	—	47,472
Money market funds	10,349	—	—	10,349
U.S. government and agency securities	—	5,522	—	5,522
Certificates of deposit	—	52,879	—	52,879
Corporate bonds	—	13,177	—	13,177

Total restricted cash equivalents and investments	10,349	119,050	—	129,399

Total unrestricted and restricted cash equivalents and investments	$10,488	$662,145	$—	$672,633

(1)	Included in Cash and cash equivalents and short-term investments in the Company’s consolidated balance sheet as of December 31, 2016 in addition to $469.1 million of cash.
(2)	Included in Restricted cash, cash equivalents and investments in the Company’s consolidated balance sheet as of December 31, 2016 in addition to $34.5 million of cash.

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Unrestricted balances(1)
Money market funds	$39,619	$—	$—	$39,619
Certificates of deposit	—	382,691	—	382,691
Commercial paper	—	820,076	—	820,076
Corporate bonds	—	209,873	—	209,873

Total unrestricted cash equivalents and short-term investments	39,619	1,412,640	—	1,452,259

Restricted balances(2)
Money market funds	13,390	—	—	13,390
Certificates of deposit	—	148,950	—	148,950
Commercial paper	—	191,227	—	191,227
Corporate bonds	—	46,734	—	46,734

Total restricted cash equivalents and investments	13,390	386,911	—	400,301

Total unrestricted and restricted cash equivalents and investments	$53,009	$1,799,551	$—	$1,852,560

(1)	Included in Cash and cash equivalents and short-term investments in the Company’s consolidated balance sheet as of December 31, 2017 in addition to $938.5 million of cash.
(2)	Included in Restricted cash, cash equivalents and investments in the Company’s consolidated balance sheet as of December 31, 2017 in addition to $33.4 million of cash.

The fair value of the Company’s Level 1 financial instruments is based on quoted market prices for identical instruments. The fair value of the Company’s Level 2 fixed income securities is obtained from an independent pricing service, which may use quoted market prices for identical or comparable instruments or model driven valuations using observable market data or inputs corroborated by observable market data.

The following table presents a reconciliation for warrants to purchase Series E redeemable convertible preferred stock measured at fair value on a recurring basis, using significant unobservable inputs (Level 3) (in thousands):

Balance as of December 31, 2015	$10,951
Revaluation	(2,890)
Settlement	(8,061)

Balance as of December 31, 2016	$—

5. Commitments and Contingencies

Operating Lease Commitments

The Company leases its facilities under noncancelable lease agreements. Certain of these arrangements have free rent, escalating rent payment provisions and tenant allowances. Under such arrangements, the Company recognizes rent expense on a straight-line basis over the noncancelable lease term and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability within other current liabilities (current portion) and other liabilities (noncurrent portion).

As of December 31, 2017, the future minimum lease payments required under noncancelable operating leases were as follows (in thousands):

2018	$26,191
2019	34,817
2020	36,412
2021	36,415
2022	33,554
Thereafter	48,869

Total future noncancelable minimum operating lease payments	$216,258

Rent expense related to noncancelable operating leases was $17.1 million and $22.8 million during the years ended December 31, 2016 and 2017, respectively. Sublease income was immaterial.

Noncancelable Purchase Commitments

As of December 31, 2017, the Company had an unrecognized firm commitment to pay approximately $8.0 million to a third party for a software development toolkit through August 2019.

Legal Proceedings

The Company is currently involved in, and may in the future be involved in, legal proceedings, claims, regulatory inquiries, and governmental investigations in the ordinary course of business, including suits by drivers, passengers, or third parties (individually or as class actions) alleging, among other things, various wage- and expense-related claims, violations of state or federal laws, improper disclosure of the Company’s fees, rules or policies, that such fees, rules or policies violate applicable law, or that the Company has not acted in conformity with such fees, rules or policies.

On September 3, 2013, in the case captioned Patrick Cotter and Alejandra Maciel v. Lyft, Inc., plaintiff Cotter filed a complaint in the Northern District of California asserting various wage- and expense-related claims against the Company on behalf of himself and a proposed class of drivers on the Lyft platform (Cotter). Two additional complaints, captioned Steven Price v. Lyft Inc., and Angelo Quinlan, on behalf of himself and all others similarly situated v. Lyft, Inc., were filed in Los Angeles County Superior Court asserting claims similar to those in Cotter (respectively, Price and Quinlan). The parties agreed to a settlement amount of $27.0 million (Cotter Settlement Agreement), which is intended to resolve all claims in the Cotter, Price and Quinlan matters. The Cotter Settlement became final on December 14, 2017. Per the Cotter Settlement Agreement, of the $27.0 million settlement payment, approximately $4.5 million represents payments due to the plaintiff’s attorneys and approximately $22.5 million represents payments due to drivers. The Company recorded a reduction to revenue of $13.3 million and $9.2 million in its consolidated statements of operations for the years ended December 31, 2015 and 2016, respectively. No amount was recorded in the Company’s statement of operations for the year ended December 31, 2017.

Various parties have from time to time claimed, and may claim in the future, that the Company is liable for damages related to accidents or other trust and safety incidents involving drivers or passengers using the Lyft Platform. The Company and its insurers have settled a number of such litigation matters. As of December 31, 2017, pursuant to those settlement agreements, the Company and its insurers will pay approximately $30.7 million in exchange for the release of those plaintiffs’ various claims. Of that $30.7 million, the Company’s insurers will pay $8.2 million and the Company will pay $22.5 million. The Company is currently named as a defendant in a number of litigation matters related to accidents or other trust and safety incidents involving drivers or passengers using the Lyft Platform; the Company disputes the allegations of wrongdoing and intends to defend itself vigorously in these matters.

The outcomes of the Company’s legal proceedings are inherently unpredictable and subject to significant uncertainties. For some matters for which a material loss is reasonably possible, an estimate of the amount of loss or range of losses is not possible nor is the Company able to estimate the loss or range of losses that could potentially result from the application of nonmonetary remedies. Until the final resolution of legal matters, there may be an exposure to a material loss in excess of the amount recorded.

Indemnification

The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s consolidated statements of operations in connection with the indemnification provisions have not been material.

Unemployment Insurance Assessment

In January 2017, the Company received a notice from a certain state unemployment insurance agency of an initial determination that, during the audit period beginning October 1, 2011 through December 31, 2014, the drivers who utilized the Lyft Platform during the audit period are the Company’s employees for unemployment insurance purposes. Further, the Company received an assessment for amounts purportedly due of approximately $9.5 million. The Company submitted a petition for reassessment and appealed the determination and is awaiting notice with respect to a hearing. The Company believes that the independent contractors were properly classified and plans to vigorously contest the determination. Accordingly, the Company did not record the amount of assessment in its consolidated statements of operations.

Regulatory Reporting Assessment

In January 2018, the Company received a letter from a certain city department assessing various fines for insufficient reporting of license plate information from July through December 2017 totaling $28.0 million. The Company has submitted revised reports to the city department and has been in discussions with the department regarding reassessment of any penalty. See Note 12, “Subsequent Events,” for an update to this information.

Indirect Taxes

The Company is under audit by various domestic tax authorities with regard to indirect tax matters. The subject matter of indirect tax audits primarily arises from disputes on tax treatment and tax rates applied to the sale of the Company’s services in these jurisdictions. The Company accrues indirect taxes that may result from examinations by, or any negotiated agreements with, these tax authorities when a loss is probable and reasonably estimable. These accruals are recorded to general and administrative expenses.

6. Redeemable Convertible Preferred Stock

The authorized, issued and outstanding shares, issue price, conversion price, liquidation preference, and carrying value of the Company’s redeemable convertible preferred stock as of the dates indicated were as follows (in thousands, except for share and per share data):

	December 31, 2016
	Shares Authorized	Shares Issued and Outstanding	Issue Price	Per Share Conversion Price	Liquidation Preference	Carrying Value
Series Seed	6,063,921	6,063,921	$0.23	$0.23	$1,365	$1,332
Series A	8,129,364	8,129,364	0.76	0.76	6,200	6,180
Series B	7,067,771	7,067,771	2.10	2.10	14,860	14,794
Series C	14,479,445	14,479,445	4.25	4.25	61,500	61,440
Series D	24,674,543	24,674,534	10.13	10.13	250,000	249,878
Series E	47,099,094	47,099,094	19.45	19.45	915,870	913,810
Series F	37,328,893	37,263,568	26.79	26.79	998,250	991,336

	144,843,031	144,777,697			$2,248,045	$2,238,770

	December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Issue Price	Per Share Conversion Price	Liquidation Preference	Carrying Value
Series Seed	6,063,921	6,063,921	$0.23	$0.23	$1,365	$1,332
Series A	8,129,364	8,129,364	0.76	0.76	6,200	6,180
Series B	7,067,771	7,067,771	2.10	2.10	14,860	14,794
Series C	14,479,445	14,479,445	4.25	4.25	61,500	61,440
Series D	24,674,534	24,674,534	10.13	10.13	250,000	249,878
Series E	47,099,094	47,099,094	19.45	19.45	915,870	913,810
Series F	37,263,568	37,263,568	26.79	26.79	998,250	991,336
Series G	18,662,127	18,662,127	32.15	32.15	599,987	599,715
Series H	37,739,551	36,375,105	39.75	39.75	1,445,769	1,445,564

	201,179,375	199,814,929			$4,293,801	$4,284,049

The characteristics of the redeemable convertible preferred stock are as follows:

Voting

The holders of the redeemable convertible preferred stock have one vote for each share of common stock into which the shares of redeemable convertible preferred stock may be converted, subject to certain limitations.

Dividends

The holders of redeemable convertible preferred stock are entitled to receive noncumulative dividends, when, as and if declared by the board of directors, in proportion to the original purchase price of such shares of redeemable convertible preferred stock. As of December 31, 2017, no dividends have been declared or paid.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of the then outstanding redeemable convertible preferred stock, are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock, a liquidation preference in an amount per share disclosed in the above table (as adjusted for stock splits, stock dividends, and recapitalizations) plus all declared but unpaid dividends on such shares.

If the Company does not have enough assets and funds legally available for distribution to meet this requirement, all of the Company’s assets and funds available shall be distributed ratably among the holders of redeemable convertible preferred stock in proportion to the preferential amount per share each such holder is otherwise entitled to receive.

Unless stockholders representing (a) a majority of the then-outstanding redeemable convertible preferred stock, voting together as a single class on an as-converted basis, (b) a majority of the Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock, voting together as a single class on an as-converted basis, (c) a majority of the Series E redeemable convertible preferred stock, voting as a separate series, (d) a majority of the Series F redeemable convertible preferred stock, voting as a separate series, (e) a majority of the Series G redeemable convertible preferred stock, voting as a separate series and (f) a majority of the Series H redeemable convertible preferred stock, voting as a separate series (provided, however, that the approval of the holders of 67% of the Series H redeemable convertible preferred stock is required under certain circumstances ) elect otherwise, a “Deemed Liquidation Event” is defined to include (i) any liquidation, dissolution, or winding up of the Company, (ii) the merger or consolidation of the Company in which the holders of capital stock of the Company outstanding immediately prior to such merger or consolidation do not continue to represent immediately following such merger or consolidation at least 50%, by voting power, of the outstanding capital stock of the resulting or surviving entity or (iii) a sale, lease, transfer or other disposition of all or substantially all of the Company’s assets or the grant of an exclusive license to all or substantially all of the Company’s intellectual property (other than to a wholly owned subsidiary of the Company). The Company classifies its redeemable convertible preferred stock outside of stockholders’ deficit because the shares contain liquidation features that are not solely within the Company’s control.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into common stock as determined by dividing its original price per share by the conversion price in effect at the time of conversion. The initial conversion price per share of each series of redeemable convertible preferred stock is equal to its respective original price per share, as indicated in the table above. The initial conversion price per share for each series of redeemable convertible preferred stock is subject to adjustment in accordance with anti-dilution provisions contained in the Company’s Amended Certificate of Incorporation.

The redeemable convertible preferred stock will be automatically converted into common stock at the applicable conversion rate immediately upon the earlier of (1) the closing of a firm commitment underwritten public offering in which the resulting gross proceeds to the Company (before deducting underwriter discounts and commissions) are at least $150,000,000, or (2) the date, or the occurrence of an event, specified by written consent or agreement of the holders of at least a majority of the outstanding shares of redeemable convertible preferred stock voting together as a single class, on an as converted to common stock basis (provided that the approval of certain classes of redeemable convertible preferred stock must be obtained to automatically convert such classes).

As of December 31, 2017, 199,814,929 shares of common stock would have been required to be issued assuming conversion of all of the issued and outstanding shares of redeemable convertible preferred stock.

Redemption

No shares of redeemable convertible preferred stock are unilaterally redeemable by either the stockholders or the Company; however, the Company’s Amended Certificate of Incorporation provides that upon any liquidation event such shares shall be entitled to receive the applicable liquidation preference.

Series E Redeemable Convertible Preferred Stock Warrant

In conjunction with the Company’s issuance of Series E redeemable convertible preferred stock, the Company issued a warrant to a preferred stockholder to purchase 2,571,275 shares of the Company’s Series E redeemable convertible preferred stock at an exercise price of $19.45 per share. The Company recorded a fair value loss of $2.4 million and a fair value gain of $2.9 million in 2015 and 2016, respectively, reflected in earnings. In 2016, the preferred stockholder exercised the warrant with a non-cash settlement value of $8.1 million.

7. Common Stock

Common Stock Reserved for Future Issuance

The following table summarizes the Company’s shares of common stock reserved for issuance as of December 31, 2017:

Conversion of outstanding redeemable convertible preferred stock	199,814,929
Options issued and outstanding	16,301,981
RSUs outstanding	26,051,938
Remaining shares available for future issuance under the 2008 Plan	25,887,418

Equity Award Plans

On July 22, 2008, the board of directors of the Company adopted the 2008 Equity Incentive Plan (the 2008 Plan) under which the Company may grant options to purchase its common stock and offer to sell and issue restricted shares of its common stock and issue restricted stock units to selected employees, officers, directors and consultants of the Company. Upon original approval, the board of directors reserved 1,275,000 shares of the Company’s common stock for issuance under the 2008 Plan. The Company has since increased its reserve several times upon occurrence of various rounds of redeemable convertible preferred stock financing, as well as a 3-for-1 forward stock split on December 27, 2011. Through December 31, 2017, 75,504,222 shares of the Company’s common stock had been reserved for issuance under the 2008 Plan.

Under the 2008 Plan, incentive stock options and nonqualified stock options are to be granted at a price that is not less than 100% of the fair value of the underlying common stock at the date of grant; provided, that incentive stock options granted to a person who directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company are to be at a price not less than one hundred ten percent (110%) of the fair value of the underlying common stock at the date of grant. Stock options granted to newly hired employees typically vest 25% on the first anniversary of the date of hire and ratably each month over the ensuing 36-month period. The maximum term for stock options granted under the 2008 Plan might not exceed ten years from the date of grant. RSUs granted to newly hired employees typically vest 25% on the first Company-established vest date after the first anniversary of the employee’s date of hire and ratably each quarter over the ensuing 12-quarter period. The maximum term for RSUs granted under the 2008 Plan might not exceed seven years from the date of grant.

A summary of the Company’s activity under the 2008 Plan and related information is as follows (in thousands, except per share data):

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in years)
Balance as of December 31, 2016	10,817	18,158	$3.54	7.2	$226,226
Shares authorized	27,751	—	—
Exercises	—	(1,164)	3.32
Forfeitures	630	(630)	7.08
Cancellations	62	(62)	6.80
Repurchases	2	—	—
Restricted stock units granted	(15,942)
Restricted stock units canceled	2,567

Balance as of December 31, 2017	25,887	16,302	$3.41	6.2	$522,674

Vested and exercisable		14,321	$3.06	6.0	$464,170
Vested and expected to vest		16,064	$3.36	6.1	$515,809

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2016 and 2017 was $6.8 million and $25.8 million, respectively. The aggregate intrinsic value disclosed in the above table is based on the difference between the original exercise price of the stock option and the fair value of the Company’s common stock of $16.00 and $35.47 per share as of December 31, 2016 and 2017, respectively.

The summary of restricted stock unit activity is as follows (in thousands, except per share data):

	Number of Shares	Weighted- Average Grant Date Fair Value	Aggregate Intrinsic Value
Nonvested units as of December 31, 2016	12,697	$11.84	$203,144
Granted	15,942	30.10
Vested	(20)	7.94
Canceled	(2,567)	15.73

Nonvested units as of December 31, 2017	26,052	$22.64	$924,062

As of December 31, 2016 and 2017, there was $143.2 million and $533.3 million of unrecognized compensation cost related to unvested RSUs. During the year ended December 31, 2017, the Company modified 20,000 RSUs to become fully vested and recognized additional compensation expense of $0.5 million related to this modification.

Early Exercises

Stock options granted under the 2008 Plan allow the board of directors to grant equity awards which provide employee option holders the right to elect to exercise unvested options in exchange for restricted common stock. Unvested shares, which amounted to 50,786 and 9,982 as of December 31, 2016 and 2017, respectively, were subject to a repurchase right held by the Company at the original issue price in the event the optionees’ employment was terminated either voluntarily or involuntarily. For exercises of employee options, this right lapses according to the vesting schedule designated on the associated option grant. The repurchase terms are considered to be a forfeiture provision. The shares purchased by the employees pursuant to the early exercise of stock options are not deemed to be outstanding shares. In addition, cash received from employee exercises of unvested options is treated as a refundable deposit shown as a liability on the Company’s consolidated balance sheets. As of December 31, 2016 and 2017, cash consideration related to unvested shares was not material. Amounts recorded are transferred into common stock and additional paid-in capital as the shares vest.

Stock-Based Compensation

The weighted average assumptions used to estimate the fair value of stock options granted and the resulting fair values for the year ended December 31, 2016 are as follows:

Expected volatility	58.10%
Risk-free rate	1.26%
Dividend yield	—
Expected term (in years)	5.7
Grant date fair value	$7.09

There were no stock options granted during the year ended December 31, 2017.

Total stock-based compensation expense for the periods indicated is as follows (in thousands):

	Year Ended December 31,
	2016	2017
Stock-based compensation expense related to stock options granted to employees and directors	$9,394	$7,890
Stock-based compensation expense related to modification of stock options and restricted stock units	—	1,656

Total stock-based compensation expense	$9,394	$9,546

The Company recorded stock-based compensation expense in the consolidated statement of operations for the periods indicated as follows (in thousands):

	Year Ended December 31,
	2016	2017
Cost of revenue	$518	$464
Operations and support	1,066	2,549
Research and development	2,696	2,379
Sales and marketing	974	415
General and administrative	4,140	3,739

Total stock-based compensation expense	$9,394	$9,546

As of December 31, 2016 and 2017, there was $12.1 million and $5.1 million of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.0 years and 1.1 years, respectively.

8. Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act). The Tax Act makes broad and complex changes to the U.S. tax code, including (1) reducing the U.S. federal corporate tax rate to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (BEAT), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118 – Income Tax Accounting Implications of the TCJA (SAB 118), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under Income Taxes (ASC 740). In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but the Company is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

Since the Tax Act was passed late in the fourth quarter of fiscal 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, the Company considers the accounting for the Tax Act to be provisional due to the forthcoming guidance and its ongoing analysis of final year-end data and tax positions. The Company expects to complete its analysis within the measurement period in accordance with SAB 118. A provision of the Act that has a significant impact on the Company’s consolidated financial statements as of and for the year ended December 31, 2017 is the re-measurement of the Company’s deferred tax assets due to the reduction of the federal statutory rate from 35 percent to 21 percent. As a result, the Company recorded a decrease related to the net deferred tax asset balance of $239.5 million, with an equal and offsetting net adjustment to the Company’s valuation allowance.

U.S. and foreign components of consolidated loss before income taxes for the periods indicated were as follows (in thousands):

	Year Ended December 31,
	2016	2017
United States	$(682,393)	$(687,743)
Foreign	—	(2)

Loss before income taxes	$(682,393)	$(687,745)

The components of the Company’s provision for income taxes for the periods indicated was as follows (in thousands):

	Year Ended December 31,
	2016	2017
Current provision
Federal	$—	$—
State	401	556
Foreign	—	—

Total current	401	556

Deferred provision
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Total provision for income taxes	$401	$556

The reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the periods indicated was as follows:

	Year Ended December 31,
	2016	2017
Provision at federal statutory rate	34.0%	34.0%
State, net of federal benefit	3.8	3.7
Permanent tax adjustments	(0.6)	(0.8)
Federal statutory tax rate change	0.0	(34.8)
Change in valuation allowance	(37.3)	(2.3)
Other adjustments	0.0	0.1

Provision for income taxes	(0.1%)	(0.1%)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates. The significant components of the Company’s deferred tax assets and liabilities as of the periods indicated were as follows (in thousands):

	December 31,
	2016	2017
Net operating loss carryforward	$428,508	$398,375
Insurance reserves	62,605	110,377
Accrued legal settlement	18,107	10,781
Stock-based compensation	4,836	4,642
Deferred rent	3,129	4,027
Other accruals	1,399	4,108

Total deferred tax assets	518,584	532,310
State income taxes	(27,228)	(25,036)

Total deferred tax liabilities	(27,228)	(25,036)

Net deferred tax asset	491,356	507,274
Less: Valuation allowance	(491,356)	(507,274)

Net deferred tax asset/(liability)	$—	$—

The valuation allowance increased by $15.9 million for the year ended December 31, 2017, compared to the increase of $254.7 million for the year ended December 31, 2016. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a valuation allowance has been recorded. These factors include the Company’s history of net losses since its inception.

As of December 31, 2017, the Company had U.S. federal, state and foreign net operating loss carryforwards of approximately $1.47 billion, $1.19 billion and nil, respectively.

The federal net operating loss carryovers will begin to expire in 2030 and will continue to expire through 2037. The state net operating loss carryovers will begin to expire in 2021 and will continue to expire through 2037.

The net operating losses include approximately $18.9 million relating to the tax benefit of stock option exercises.

Utilization of the net operating loss carryforwards are subject to various limitations due to the ownership change limitations provided by Internal Revenue Code (IRC) Section 382 and similar state provisions.

The Company files income tax returns with the U.S. federal government, various state jurisdictions and certain foreign jurisdictions. The Company’s tax returns in all jurisdictions remain open to examination.

The Company’s policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company’s consolidated balance sheet. To date, the Company has not recognized any interest and penalties in its consolidated statements of operations, nor has it accrued for or made payments for interest and penalties. The Company has no unrecognized tax benefits as of December 31, 2016 and 2017.

9.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share data):

	Year Ended December 31,
	2016	2017
Net loss	$(682,794)	$(688,301)
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	18,413	19,371
Net loss per share attributable to common stockholders, basic and diluted	$(37.08)	$(35.53)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share because including them would have had an anti-dilutive effect (in thousands):

	As of December 31,
	2016	2017
Redeemable convertible preferred stock (on an if-converted basis)	144,778	199,815
Stock-options to purchase common stock	18,158	16,302
Restricted stock units	12,697	26,052
Early exercised options	51	10

Total	175,684	242,179

Unaudited Pro Forma Net Loss Per Share

The following table presents the calculation of pro forma basic and diluted net loss per share attributable to common stockholders for the period indicated (in thousands, except per share data):

	Year Ended December 31, 2017
Numerator
Net loss attributable to common stockholders		$(688,301)

Denominator
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted		19,371
Pro forma adjustment to reflect the assumed conversion of the redeemable convertible preferred stock
Pro forma adjustment to reflect the assumed vesting of the RSUs with service condition satisfied, net of shares withheld to satisfy tax withholding obligations

Pro forma weighted-average number of shares outstanding used to compute pro forma net loss per share attributable to common stockholders, basic and diluted

Pro forma net loss per share attributable to common stockholders
Basic and diluted	$

10. Related-Party Transactions

During the year ended December 31, 2017, the Company purchased certain advertising related and other services in the amount of $74.4 million from a company that is affiliated with a significant stockholder of the Company, which was recorded to cost of revenue and sales and marketing expenses in the consolidated statements of operations based on the nature of the services. The entity became a related party in November 2017.

The Company has a vehicle rental partnership agreement with a company that is affiliated with a significant stockholder of the Company. During the years ended December 31, 2016 and 2017, the Company paid to this related party $3.6 million and $5.7 million, respectively, in excess of the rental fees collected by the Company from drivers on behalf of this partner, which were recorded as a reduction to revenue in the consolidated statements of operations. In addition, the Company was reimbursed for marketing fees from the partner of $10.8 million and $7.3 million during the years ended December 31, 2016 and 2017, respectively, which were recorded to sales and marketing expense in the consolidated statements of operations.

The Company has a vehicle rental partnership agreement with a company that has a shared significant stockholder with the Company. During the years ended December 31, 2016 and 2017, the Company collected from this related party $2.3 million and $0.5 million, respectively, in excess of the rental fees collected by the Company from drivers on behalf of this partner which were recorded as a reduction to revenue in the consolidated statements of operations. This entity ceased to be a related party in February 2017.

During the years ended December 31, 2016 and 2017, the Company purchased certain automotive related services in the amount of $1.4 million and $2.7 million, respectively, from a company owned by a significant stockholder of the Company, which were recorded to operations and support expense in the consolidated statements of operations. This entity ceased to be a related party in February 2017.

During each of the years ended December 31, 2016 and 2017, the Company purchased certain marketing services in the amount of $0.8 million from a company owned by a significant stockholder of the Company.

As of December 31, 2016 and 2017, approximately $18.3 million and $38.0 million, respectively, were due to these related parties, which were recorded to accounts payable and accrued and other current liabilities on the consolidated balance sheets. As of December 31, 2016 and 2017, approximately nil and $1.7 million, respectively, were due from these related parties, which were recorded to prepaid expenses and other current assets on the consolidated balance sheet.

During the years ended December 31, 2016 and 2017, the Company received cash proceeds from the issuance of redeemable convertible preferred stock to entities affiliated with significant shareholders of the Company of $50.0 million and $400.0 million, respectively, which were included in the cash flows from financing activities in the consolidated statements of cash flows.

During the years ended December 31, 2016 and 2017, the Company recorded revenue of $0.1 million and $2.0 million, respectively, from related parties in the consolidated statements of operations.

11. 401(k) Plan

The Company adopted a 401(k) Plan that qualifies as a deferred salary arrangement under Section 401 of the IRC. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings not to exceed the maximum amount allowable. The Company does not make contributions for eligible employees.

12. Subsequent Events

The Company evaluated events subsequent to December 31, 2017 through April 30, 2018, the date at which the consolidated financial statements were available to be issued.

Preferred Stock Financing

The Company authorized, issued and sold an additional 6,396,387 shares of Series H redeemable convertible preferred stock in subsequent closings through April 30, 2018. The Company received gross proceeds of $254.2 million.

Tender Offer

In March 2018, the Company facilitated a tender offer whereby an existing stockholder and affiliated entities (the “Purchaser”) would purchase up to an aggregate of 2,207,792 shares of common stock for $38.50 per share in cash from certain equity holders (including current employees). The Company engaged a third-party broker to facilitate an auction process whereby the Purchaser was selected. At the time of the tender offer, the fair value of the Company’s common stock was equal to the tender offer price. Sellers holding options were permitted to cashless exercise options in connection with their participation in the tender offer. The tender offer closed in April 2018, an aggregate of 1,523,532 shares of common stock were tendered for $58.7 million.

Purchase Commitments

In January 2018, the Company entered into a non-cancellable arrangement with a vendor under which the Company has an obligation to pay a minimum of $48.0 million to this vendor for certain support related services, pursuant to a commitment that expires in December 2019.

In March 2018, the Company entered into a non-cancellable arrangement with a certain web-hosting services provider under which the Company has an obligation to purchase a minimum of $150.0 million worth of services from this vendor through June 2021.

Strategic Agreement

In April 2018, the Company entered into a 5-year joint development program with a commercial partner aimed at developing autonomous technology. The commercial partner committed to contribute a minimum of $45.0 million in 2018 and $55.0 million in 2019. For subsequent years, the commercial partner has committed to spending 25% of the total project spend, minus certain qualifying deductions of $10.0 million per year and subject to an annual cap amount.

Events Subsequent to Issuance of Financial Statements (Unaudited)

Preferred Stock Financing

The Company issued and sold 12,429,276 shares of Series I redeemable convertible preferred stock in multiple closings in 2018. The Company received gross proceeds of $588.6 million.

2018 Equity Incentive Plan

In June 2018, the board of directors and the stockholders of the Company adopted the 2018 Equity Incentive Plan (the 2018 Plan), which serves as the successor to the 2008 Plan and provides for the grant of stock options, stock appreciation rights, restricted stock, and restricted stock units to employees and consultants of the Company and its subsidiaries and non-employee directors of the Company. A total of 75,504,222 shares of the Company’s common stock initially was reserved for issuance under the Company’s 2018 Plan, which was increased in June 2018 by an additional 11,836,692 shares. In addition, the shares reserved for issuance under the Company’s 2018 Plan also will include any shares subject to stock options, restricted stock units or similar awards granted under its 2008 Plan that, after the date the Company’s board of directors initially approved its 2018 Plan, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for satisfying tax withholding obligations or are forfeited to or repurchased by the Company due to failure to vest (provided that the maximum number of shares that may be added to its 2018 Plan from its 2008 Plan is 75,504,222 shares).

Business Acquisitions

In the fourth quarter of 2018, the Company completed two business acquisitions. On November 30, 2018, the Company acquired Motivate International, Inc., which operates a bike sharing platform in the United States, for approximately $243 million. As part of the acquisition, the Company committed to invest $100 million including increasing its bike fleet to 41,250 bikes in the New York metro area over the next five years. The second business acquisition was not material to the consolidated financial statements. The Company is currently evaluating the accounting for these business acquisitions, including the fair value of identifiable assets acquired and liabilities assumed.

Purchase Commitments

In 2018 the Company entered into non-cancellable commitments to purchase bikes from a third-party supplier located in China for a total purchase price of approximately $12.8 million. Subsequent to entering into these purchase commitments the Company identified certain issues related to alignment of bikes’ technical specifications with the Company’s existing technical requirements. The Company is currently in the process of evaluating various alternatives for full or partial recovery of costs associated with these purchases.

Expansion of Express Drive Program

Subsequent to April 30, 2018 the Company expanded its Express Drive program, which connects drivers to third-party rental car companies. The Company expanded its Express Drive program with one of its third-party partners, under which the Company recognizes rental revenue on a gross basis equal to the amount of rental fees collected by the Company on behalf of the third-party partner pursuant to the rental agreements between the drivers and the third-party partner, as the Company is considered to be an accounting lessor under such arrangement. Under this arrangement, the Company is required to pay the third-party partner potential shortfalls between the fleet operating costs, which include lease payments and potential excess mileage, and rental fees collected from drivers. The aggregate amount the Company committed to pay for all rental ready vehicles under this arrangement as of November 30, 2018 is approximately $83 million. As of November 30, 2018, the Company also had $28.0 million in outstanding short-term loans granted to the party affiliated with the third-party partner to fund certain purchases of rental vehicles.

Expansion of Headquarters’ Leases

The Company entered into a number of amendments related to its existing headquarters’ leases, which expanded its office space footprint. As a result of these amendments, the Company will make additional lease payments of $117 million over the period of 12 years.

Resolution of Regulatory Reporting Assessment

In October 2018, the Company reached an agreement in connection with the Regulatory Reporting Assessment as described in Note 5, “Commitments and Contingencies” for $3.5 million.

lyft

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that they are or were one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since September 30, 2015, we have issued the following unregistered securities:

Preferred Stock Issuances

From December 2015 through February 2016, we sold an aggregate of 37,263,568 shares of our Series F redeemable convertible preferred stock to 30 accredited investors at a purchase price of $26.7889 per share, for an aggregate purchase price of $998,249,997.

In April 2016, we sold an aggregate of 2,571,275 shares of our Series E redeemable convertible preferred stock to one accredited investor at a purchase price of $19.4456 per share, for an aggregate purchase price of $49,999,985.

From April 2017 through June 2017, we sold an aggregate of 18,662,127 shares of our Series G redeemable convertible preferred stock to 53 accredited investors at a purchase price of $32.15 per share, for an aggregate purchase price of $599,987,383.

From October 2017 through April 2018, we sold an aggregate of 42,771,492 shares of our Series H redeemable convertible preferred stock to 77 accredited investors at a purchase price of $39.7461 per share, for an aggregate purchase price of $1,699,999,999.

From June 2018 through September 2018, we sold an aggregate of 12,429,276 shares of our Series I redeemable convertible preferred stock to 59 accredited investors at a purchase price of $47.3539 per share, for an aggregate purchase price of $588,574,693.

Option and RSU Issuances

From September 30, 2015 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of 255,000 shares of our common stock under our equity compensation plans at exercise prices ranging from approximately $7.94 to $13.43 per share.

From September 30, 2015 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers an aggregate of 50,072,961 RSUs to be settled in shares of our common stock under our equity compensation plans (net of RSUs issued in connection with acquisitions discussed below).

Securities Issued in Connection with Acquisitions

From September 30, 2015 through the filing date of this registration statement, we issued an aggregate of 241,390 shares of our common stock, 535,117 shares of our Series I redeemable convertible preferred stock and 53,037 RSUs in connection with our acquisitions of certain companies or their assets and as consideration to individuals and entities who were former service providers or stockholders of such companies.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.3	Bylaws of the Registrant, as amended, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering.

4.1*	Form of common stock certificate of the Registrant.

4.2	Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock, dated as of June 27, 2018.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	Lyft, Inc. 2019 Equity Incentive Plan and related form agreements.

10.3+	Lyft, Inc. 2018 Equity Incentive Plan and related form agreements.

10.4+	Lyft, Inc. 2008 Equity Incentive Plan and related form agreements.

10.5+*	Amended Employment Agreement between the Registrant and Logan Green, dated as of October 31, 2012.

10.6+*	Amendment to Amended Employment Agreement between the Registrant and Logan Green, dated as of February 18, 2013.

10.7+*	Amended Employment Agreement between the Registrant and John Zimmer, dated as of October 31, 2012.

10.8+*	Amendment to Amended Employment Agreement between the Registrant and John Zimmer, dated as of February 18, 2013.

10.9+*	Employment Agreement between the Registrant and Kristin Sverchek, dated as of October 24, 2012.

10.10+*	Employment Agreement between the Registrant and Brian Roberts, dated as of September 25, 2014.

10.11+*	Employment Agreement between the Registrant and Ran Makavy, dated as of February 26, 2016.

10.12+*	Employment Agreement between the Registrant and Jon McNeill, dated as of January 18, 2018.

10.13+*	Amendment to Employment Agreement between the Registrant and Jon McNeill, dated as of March 1, 2018.

10.14	Office Lease between the Registrant and SPF China Basin Holdings, LLC, dated as of April 8, 2016 as amended on September 27, 2017, May 31, 2018, June 11, 2018 and September 24, 2018.

10.15	Sublease between the Registrant and Dropbox, Inc., dated as of February 23, 2016.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on page II-6).

*	To be filed by amendment. All other exhibits are submitted herewith.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the      day of     .

LYFT, INC.

By:
Logan Green
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Logan Green, John Zimmer, Brian Roberts and Kristin Sverchek, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Logan Green	Chief Executive Officer and Director (Principal Executive Officer)

John Zimmer	President and Director

Brian Roberts	Chief Financial Officer (Principal Financial and Accounting Officer)

Prashant (Sean) Aggarwal	Director

Jonathan Christodoro	Director

Ben Horowitz	Director

Valerie Jarrett	Director

David Lawee	Director

Hiroshi Mikitani	Director

Ann Miura-Ko	Director

Mary Agnes (Maggie) Wilderotter	Director